                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-95563

                                 [ABGENIX LOGO]

                                3,000,000 SHARES
                                  COMMON STOCK

    We are offering 2,160,000 shares and a selling stockholder is offering 840,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholder. Our common stock is quoted on the Nasdaq National Market under the symbol "ABGX." On February 10, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $217.06 per share.

                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                             ---------------------

                                                                 PER SHARE            TOTAL
                                                              ----------------   ----------------
Public Offering Price.......................................      $210.00          $630,000,000
Underwriting Discounts and Commissions......................      $  9.45          $ 28,350,000
Proceeds to Abgenix.........................................      $200.55          $433,188,000
Proceeds to the Selling Stockholder.........................      $200.55          $168,462,000

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    We and the selling stockholder have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on February 16, 2000.

                            ------------------------

ROBERTSON STEPHENS INTERNATIONAL

          LEHMAN BROTHERS

                     MERRILL LYNCH INTERNATIONAL

                               PACIFIC GROWTH EQUITIES, INC.

               THE DATE OF THIS PROSPECTUS IS FEBRUARY 10, 2000.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO "ABGENIX," "WE," "US" AND "OUR" REFER TO ABGENIX, INC. AND ITS SUBSIDIARIES.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................       3
Risk Factors................................................       6
Certain Information.........................................      21
Use of Proceeds.............................................      21
Price Range of Common Stock.................................      22
Dividend Policy.............................................      22
Capitalization..............................................      23
Dilution....................................................      24
Selected Financial Data.....................................      25
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      26
Business....................................................      33
Management..................................................      58
Certain Transactions........................................      68
Principal and Selling Stockholders..........................      72
Description of Capital Stock................................      74
Shares Eligible for Future Sale.............................      77
Underwriting................................................      78
Where You Can Find Additional Information...................      81
Legal Matters...............................................      81
Experts.....................................................      81
Index to Financial Statements...............................     F-1

                            ------------------------

    Abgenix and the Abgenix logo are trademarks of Abgenix. XenoMouse is a registered trademark of Xenotech, Inc., a wholly owned subsidiary of Abgenix. This prospectus also contains trademarks of third parties.

                          FORWARD LOOKING INFORMATION

    Some of the matters discussed under the captions "Summary," "Risk Factors" and elsewhere in this prospectus may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This information may involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.

                                    SUMMARY

    BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, ESPECIALLY "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND NOTES, BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK.

                                    ABGENIX

    We are a biopharmaceutical company that develops and intends to commercialize antibody therapeutic products for the treatment of a variety of disease conditions, including transplant-related diseases, inflammatory and autoimmune disorders, cardiovascular disease, infectious diseases and cancer. We have developed XenoMouse technology, a proprietary technology, which we believe offers many advantages over other antibody technologies, including rapid generation of highly specific, fully human antibody product candidates that bind to essentially any disease target appropriate for antibody therapy. In addition, we believe our technology offers advantages in product development and flexibility in manufacturing. We intend to use XenoMouse technology to build and commercialize a large and diversified product portfolio through the establishment of corporate collaborations and internal product development programs. We have collaborative arrangements with multiple pharmaceutical, biotechnology and genomics companies involving our XenoMouse technology. In addition, we have four proprietary antibody product candidates that are under development internally, three of which are in human clinical trials.

OUR XENOMOUSE TECHNOLOGY COLLABORATIONS

    We have established collaborative arrangements to use our XenoMouse technology to produce fully human antibodies for seventeen partners covering numerous antigen targets. Pursuant to these collaborations, we and our partners intend to generate antibody product candidates for the treatment of cancer, inflammation, autoimmune diseases, transplant rejection, cardiovascular disease, growth factor modulation, neurological diseases and infectious diseases. Our collaborative partners include Pfizer, Schering-Plough, BASF, Genentech, Amgen, Millennium, Elan, Chiron, Human Genome Sciences, CuraGen, Centocor/Johnson and Johnson, Gliatech, Research Corporation Technologies, Japan Tobacco, Cell Genesys, AVI BioPharma, and the U.S. Army. Of these collaborative partners, Pfizer, Genentech, Millennium, Cell Genesys, Japan Tobacco and the U.S. Army have each entered into new or expanded collaborations with us specifying additional antigens for XenoMouse antibody development.

    The financial terms of the XenoMouse technology collaborations typically include upfront payments, potential license fees and milestone payments payable to us by the collaborative partner assuming the partner takes the product candidate into development and ultimately to commercialization. Additionally, if a product receives marketing approval from the United States Food and Drug Administration or an equivalent foreign agency, we are entitled to receive royalties on any future product sales by the collaborative partner.

    Our collaborations typically provide our collaborative partners with access to XenoMouse technology for the purpose of generating fully human antibody product candidates to one or more specific antigen targets provided by the collaborative partner. In most cases, we provide our mice to collaborative partners who then carry out immunizations with their specific antigen target. In other cases, we immunize the mice with the collaborative partner's antigen target for additional compensation. Our collaborative partners will need to obtain product licenses for any antibody product they wish to develop and commercialize.

OUR PROPRIETARY PRODUCTS

    We also have four antibody product candidates that are under development internally. Our lead product candidate, ABX-CBL, is an in-licensed mouse antibody. We completed a multi-center confirmatory Phase II clinical trial for ABX-CBL for the treatment of a transplant-related disease known as graft versus host disease, or GVHD. Following completion of the Phase II trials, we initiated a Phase III clinical trial in December 1999. Our other three antibody product candidates were generated using XenoMouse technology. We completed Phase I and Phase I/II clinical trials for our fully human antibody product candidate for the treatment of psoriasis, ABX-IL8. We plan to conduct additional Phase II clinical trials in 2000. We initiated a Phase I clinical trial in 1999 for ABX-EGF for the treatment of cancer and patient enrollment is ongoing. We are in preclinical development with one other fully human antibody product candidate, ABX-RB2, for the treatment of chronic immunological disorders.

RECENT DEVELOPMENTS

    In December 1999, we formed collaborations with two leading genomics companies, Human Genome Sciences and CuraGen. Under these collaborations, our XenoMouse technology may be used to generate antibody product candidates that could be developed and commericalized by our partners, ourselves or third parties.

    In December 1999, we completed the acquisition of Japan Tobacco's 50% interest in the Xenotech joint venture. As a result, we now have full ownership and control of the XenoMouse technology. In addition, we no longer have royalty payment obligations to Japan Tobacco or any contractual limitations on the number of product licenses available for the XenoMouse technology.

    Our principal executive offices are located at 7601 Dumbarton Circle, Fremont, California 94555, and our telephone number is (510) 608-6500.

                                  THE OFFERING

Common stock offered by Abgenix..............  2,160,000 shares
Common stock offered by the selling            840,000 shares
stockholder..................................
Common stock outstanding after this            19,327,272 shares
offering.....................................
Use of proceeds..............................  We intend to use a portion of the net proceeds from this offering to lease a
                                               manufacturing facility and to finance
                                               substantial manufacturing-related leasehold
                                               improvements to this facility. In addition,
                                               we will use a portion of the net proceeds for
                                               research and development, including clinical
                                               trials and preclinical testing of our product
                                               candidates, and for working capital and
                                               general corporate purposes.
Nasdaq National Market symbol................  ABGX

    UNLESS OTHERWISE STATED, ALL SHARE INFORMATION CONTAINED IN THIS PROSPECTUS
EXCLUDES:

    (1) 1,989,077 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF STOCK OPTIONS AT A WEIGHTED AVERAGE EXERCISE PRICE OF $12.22 PER SHARE OUTSTANDING AS OF DECEMBER 31, 1999;

    (2) 121,667 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS OUTSTANDING AS OF DECEMBER 31, 1999, WITH AN EXERCISE PRICE OF $6.00 PER SHARE; AND

    (3) 25,000 SHARES OF COMMON STOCK ISSUABLE PURSUANT TO A LICENSE AGREEMENT OUTSTANDING AS OF DECEMBER 31, 1999.

    UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                            NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                               SEPTEMBER 30,
                                  -------------------------------------------------------------------   -------------------------
                                     1994          1995          1996          1997          1998          1998          1999
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA(1):
Total revenues(1)...............  $     6,200   $     6,200   $     4,719   $     1,954   $     3,842   $     2,008   $     5,390
Operating expenses:
  Research and development......        7,921        11,879         9,433        11,405        17,588        11,976        14,371
  General and administrative....        1,955         2,603         2,565         3,525         3,405         2,562         3,428
Charge for cross-license and
  settlement amount allocated
  from Cell Genesys(2)..........           --            --            --        11,250            --            --            --
Equity in losses (income) from
  the Xenotech joint venture
  (charge for cross-license and
  settlement in 1997)(2)........           --            --            --        11,250           107            --          (558)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total operating expenses....        9,876        14,482        11,998        37,430        21,100        14,538        17,241
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating loss..................       (3,676)       (8,282)       (7,279)      (35,476)      (17,258)      (12,530)      (11,851)
Interest income (expense),
  net...........................           --            --           179          (404)          431           229         1,607
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net loss........................  $    (3,676)  $    (8,282)  $    (7,100)  $   (35,880)  $   (16,827)  $   (12,301)  $   (10,244)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net loss per share(3)...........                              $(46,710.53)  $ (1,032.70)  $     (3.00)  $     (3.27)  $     (0.73)
                                                              ===========   ===========   ===========   ===========   ===========
Shares used in computing net
  loss per share(3).............                                      152        34,744     5,602,963     3,767,000    14,048,935

                                                                         SEPTEMBER 30, 1999
                                                              -----------------------------------------
                                                                                           PRO FORMA
                                                               ACTUAL    PRO FORMA(4)    AS ADJUSTED(5)
                                                              --------   -------------   --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $55,863      $ 64,936        $ 496,424
Working capital.............................................   55,500        64,573          496,061
Total assets................................................   66,783       137,856          569,344
Long-term debt, less current portion........................      867           867              867
Accumulated deficit.........................................  (79,545)      (79,545)         (79,545)
Total stockholders' equity..................................   60,671       131,744          563,232

------------

(1) The statement of operations includes our revenues and expenses as a business unit within Cell Genesys prior to July 15, 1996. During the years ended December 31, 1994, 1995, and 1996 our revenues were derived from Xenotech, LP for the development of XenoMouse technology, which was essentially completed in 1996.

(2) In the year ended December 31, 1997, we incurred an aggregate non-recurring charge for cross-license and settlement of $22.5 million. This amount represents an allocation from Cell Genesys of $11.25 million and an entry of $11.25 million to record the equity in the losses of Xenotech LP, our equally owned joint venture with Japan Tobacco.

(3) Net loss per share data has not been presented prior to 1996 as there were no equity securities outstanding prior to that date.

(4) Pro forma information gives effect to the sale of 1,778,000 shares of our common stock in a private placement completed in November 1999 with net proceeds of $71.1 million, the purchase of Japan Tobacco's 50% interest in the Xenotech joint venture for $47.0 million in December 1999, and the December 1999 purchase of 418,995 shares of common stock of CuraGen for $15.0 million.

(5) Adjusted to reflect the net proceeds from the sale of 2,160,000 shares of our common stock at a public offering price of $210.00 per share, after deducting the underwriting discount and estimated offering expenses.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK OFFERING IS VERY RISKY. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE REMAINDER OF THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. MANY FACTORS, INCLUDING THOSE DESCRIBED BELOW, MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANTICIPATED RESULTS. REFERENCES TO "PARTNERS" OR "COLLABORATIVE PARTNERS" SHALL NOT NECESSARILY IMPLY ANY EQUITY OWNERSHIP IN US BY SUCH ENTITIES.

OUR XENOMOUSE TECHNOLOGY MAY NOT PRODUCE SAFE, EFFICACIOUS OR COMMERCIALLY
  VIABLE PRODUCTS.

    Our XenoMouse technology is a new approach to the generation of antibody therapeutic products. We have not commercialized any antibody products based on XenoMouse technology. We are not aware of any commercialized, fully human antibody therapeutic products that have been generated from any technologies similar to ours. Our antibody product candidates are still at a very early stage of development. We have begun clinical trials with respect to only two fully human antibody product candidates, ABX-IL8 and ABX-EGF. We cannot be certain that XenoMouse technology will generate antibodies against all the antigens to which it is exposed in an efficient and timely manner, if at all. Furthermore, XenoMouse technology may not result in any meaningful benefits to our current or potential collaborative partners or be safe and efficacious for patients. If XenoMouse technology fails to generate antibody product candidates that lead to the successful development and commercialization of products, our business, financial condition and results of operations will be materially and adversely affected.

CLINICAL TRIALS FOR OUR PRODUCT CANDIDATES WILL BE EXPENSIVE AND THEIR OUTCOME
  IS UNCERTAIN.

    Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. We will incur substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials.

    Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

    As of December 31, 1999, three of our product candidates, ABX-CBL, ABX-IL8 and ABX-EGF, were in clinical trials. Patient follow-up for these clinical trials has been limited. To date, data obtained from these clinical trials has been insufficient to demonstrate safety and efficacy under applicable FDA guidelines. As a result, this data will not support an application for regulatory approval without further clinical trials. Clinical trials conducted by us or by third parties on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for ABX-CBL, ABX-IL8, ABX-EGF and or any other potential product candidates. Regulatory authorities may not permit us to undertake any additional clinical trials for our product candidates.

    In addition, our other product candidate is in preclinical development, but we have not submitted investigational new drug applications nor begun clinical trials for this product candidate. Our preclinical or clinical development efforts may not be successfully completed. We may not file further investigational new drug applications. Our clinical trials may not commence as planned.

    Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

    - inability to manufacture sufficient quantities of materials for use in clinical trials;

    - slower than expected rate of patient recruitment;

    - inability to adequately follow patients after treatment;

    - unforeseen safety issues;

    - lack of efficacy during the clinical trials; or

    - government or regulatory delays.

    We have limited experience in conducting and managing clinical trials. We rely on third parties, including our collaborative partners, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or failing to complete, these trials if they fail to perform under our agreements with them.

    Our product candidates may fail to demonstrate safety and efficacy in clinical trials. This failure may delay development of other product candidates, and hinder our ability to conduct related preclinical testing and clinical trials. As a result of these failures, we may also be unable to obtain additional financing. Any delays in, or termination of, our clinical trials will materially and adversely affect our business, financial condition and results of operations.

THE CLINICAL SUCCESS OF ABX-CBL IS UNCERTAIN.

    We recently completed a multi-center Phase II trial for the treatment graft versus host disease, or GVHD, with our mouse antibody, ABX-CBL.

    As of December 31, 1999, ABX-CBL had been administered to a total of only 162 patients for GVHD and organ transplant rejection indications. ABX-CBL was administered to a total of 85 of these 162 patients by third parties prior to Abgenix obtaining an exclusive license to ABX-CBL. We cannot rely on data obtained from patients studied prior to our obtaining an exclusive license to ABX-CBL to support the efficacy of ABX-CBL in an application for regulatory approval.

    Data from 27 patients included in the Phase II study was submitted to the FDA. As an extension to the original Phase II trial protocol, we have enrolled an additional 32 patients. In December 1999, we initiated a Phase III clinical trial with ABX-CBL. The results of the Phase III trial may not be favorable or may not extend the findings of the original Phase II study. The FDA may view the result of our Phase III trial as insufficient and may require additional clinical trials. There are several issues that could adversely affect the clinical trial results, including the lack of a standard therapy for GVHD patients in the control group, unforeseen side effects, variability in the number and types of patients in the study, and response rates required to achieve statistical significance in the study. In addition, our clinical trials are being conducted with patients who have failed conventional treatments and who are in the most advanced stages of GVHD. During the course of treatment, these patients can die or suffer adverse medical effects for reasons that may not be related to ABX-CBL. These adverse effects may affect the interpretation of clinical trial results. There can be no assurance that the FDA will accept the results of the Phase III study or other elements of the product license application as being sufficient for approval to market. Additional clinical trials will be extensive, expensive and time-consuming. If ABX-CBL fails to receive regulatory approval, our business, financial condition and results of operations may be materially and adversely affected.

SUCCESSFUL DEVELOPMENT OF OUR PRODUCTS IS UNCERTAIN.

    Our development of current and future product candidates is subject to the risks of failure inherent in the development of new pharmaceutical products and products based on new technologies. These risks include:

    - delays in product development, clinical testing or manufacturing;

    - unplanned expenditures in product development, clinical testing or manufacturing;

    - failure in clinical trials or failure to receive regulatory approvals;

    - emergence of superior or equivalent products;

    - inability to manufacture on our own, or through others, product candidates on a commercial scale;

    - inability to market products due to third-party proprietary rights;

    - election by our collaborative partners not to pursue product development;

    - failure by our collaborative partners to successfully develop products;
      and

    - failure to achieve market acceptance.

    Because of these risks, our research and development efforts or those of our collaborative partners may not result in any commercially viable products. To date, only three of our collaborative partners have exercised their right to obtain a product license. If a significant portion of these development efforts is not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, our business, financial condition and results of operations will be materially and adversely affected.

OUR OWN ABILITY TO MANUFACTURE IS UNCERTAIN.

    We are in the planning stages of establishing our own pilot scale manufacturing facility for the manufacture of products for Phase I and Phase II clinical trials, in compliance with FDA good manufacturing practices. We are currently in negotiations for a long term lease for this facility, which we expect to enter into within approximately the next two weeks, but we may not consummate this, or any other, lease. Once we have leased a facility, the construction schedules may take longer than expected, and the planned and actual construction costs of building and qualifying the facility for regulatory compliance may be higher than expected. The process of manufacturing antibody products is complex. We have no experience in clinical or commercial scale manufacture of ABX-CBL, ABX-IL8 and ABX-EGF, or any other antibody products. Such antibody products will also need to be manufactured in a facility and by a process which complies with FDA and other regulations. It may take a substantial period of time to begin producing antibodies in compliance with such regulations. If we are unable to establish and maintain a manufacturing facility within our planned time and costs parameters, the development and sales of our products and our financial performance may be adversely affected.

    We also may encounter problems with the following:

    - production yields;

    - quality control and assurance;

    - shortages of qualified personnel;

    - compliance with FDA regulations;

    - production costs; and

    - development of advanced manufacturing techniques and process controls.

    For Phase III clinical trials and commercial production of our antibody products we are currently evaluating our options, which include use of third party contract manufacturers, establishing or expanding our own commercial scale manufacturing facility, as applicable, or entering into a manufacturing joint venture relationship with a third party. We are aware of only a limited number of companies on a worldwide basis who operate manufacturing facilities in which our product candidates can be manufactured under good manufacturing practice regulations, a requirement for all pharmaceutical products. It would take a substantial period of time for a contract facility which has not been producing antibodies to begin producing antibodies under good manufacturing practice regulations. We cannot assure you that we will be able to contract with any of these companies on acceptable terms, if at all.

    In addition, we and any third-party manufacturer will be required to register manufacturing facilities with the FDA and other regulatory authorities. The facilities will then be subject to inspections confirming compliance with FDA good manufacturing practice or other regulations. If we or our third-party manufacturer fail to maintain regulatory compliance, our business, financial condition and results of operations will be materially and adversely affected.

WE CURRENTLY RELY ON A SOLE SOURCE THIRD-PARTY MANUFACTURER.

    We currently rely, and will continue to rely for at least the next two years, on a sole source contract manufacturer to produce ABX-CBL, ABX-IL8 and ABX-EGF under good manufacturing practice regulations, for use in our clinical trials. Our contract manufacturer has a limited number of facilities in which our product candidates can be produced. Our contract manufacturer has limited experience in manufacturing ABX-CBL, ABX-IL8 and ABX-EGF in quantities sufficient for conducting clinical trials or for commercialization. We currently rely on our contract manufacturer to produce our product candidates under good manufacturing practice regulations, which meet acceptable standards for our clinical trials.

    Contract manufacturers often encounter difficulties in scaling up production, including problems involving production yields, quality control and assurance, shortage of qualified personnel, compliance with FDA regulations, production costs, and development of advanced manufacturing techniques and process controls. Our contract manufacturer may not perform as agreed or may not remain in the contract manufacturing business for the time required by us to successfully produce and market our product candidates. If our contract manufacturer fails to deliver the required quantities of our product candidates for clinical use on a timely basis and at commercially reasonable prices, and we fail to find a replacement manufacturer or develop our own manufacturing capabilities, our business, financial condition and results of operations will be materially and adversely affected.

WE DEPEND ON KEY PERSONNEL AND MUST CONTINUE TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS.

    We are highly dependent on the principal members of our scientific and management staff. For us to pursue product development, marketing and commercialization plans, we will need to hire additional qualified scientific personnel to perform research and development. We will also need to hire personnel with expertise in clinical testing, government regulation, manufacturing, marketing and finance. Attracting and retaining qualified personnel will be critical to our success. We may not be able to attract and retain personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we lose any of these persons, or are unable to attract and retain qualified personnel, our business, financial condition and results of operations may be materially and adversely affected.

    In addition, we rely on members of our Scientific Advisory Board and other consultants to assist us in formulating our research and development strategy. All of our consultants and the members of our

Scientific Advisory Board are employed by other entities. They may have commitments to, or advisory or consulting agreements with, other entities that may limit their availability to us. If we lose the services of these advisors, the achievement of our development objectives may be impeded. Such impediments may materially and adversely affect our business, financial condition and results of operations.

WE ARE AN EARLY STAGE COMPANY.

    You must evaluate us in light of the uncertainties and complexities present in an early stage biopharmaceutical company. Our product candidates are in early stages of development. We will require significant additional investment in research and development, preclinical testing and clinical trials, regulatory and sales and marketing activities to commercialize current and future product candidates. Our product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

WE HAVE A HISTORY OF LOSSES.

    We have incurred net losses in each of the last four years of operation, including net losses of approximately $8.3 million in 1995, $7.1 million in 1996, $35.9 million in 1997, $16.8 million in 1998 and $10.2 million in the nine months ended September 30, 1999. As of September 30, 1999, our accumulated deficit was approximately $79.5 million. Our losses to date have resulted principally from:

    - research and development costs relating to the development of our XenoMouse technology and antibody product candidates;

    - costs related to a cross-license and settlement agreement relating to our intellectual property portfolio; and

    - general and administrative costs relating to our operations.

    We expect to incur additional losses for the foreseeable future as a result of increases in our research and development costs, including costs associated with conducting preclinical testing and clinical trials, and charges related to purchases of technology or other assets. We intend to invest significantly in our products prior to entering into collaborative arrangements. This will increase our need for capital and may result in substantial losses for several years. We expect that the amount of operating losses will fluctuate significantly from quarter to quarter as a result of increases or decreases in our research and development efforts, the execution or termination of collaborative arrangements, or the initiation, success or failure of clinical trials.

OUR FUTURE PROFITABILITY IS UNCERTAIN.

    Prior to June 1996 our business was owned by Cell Genesys and operated as a business unit. Since that time, we have funded our research and development activities primarily from:

    - initial contributions from Cell Genesys;

    - private placements of our capital stock;

    - the initial public offering of our common stock;

    - the follow-on public offering of our common stock;

    - revenues generated from our collaborative arrangements;

    - equipment leaseline financings; and

    - loan facilities.

    We expect that substantially all of our revenues for the foreseeable future will result from payments under collaborative arrangements. To date, these payments have been in the form of upfront payments, reimbursement for research and development expenses, license fees and milestone payments. Payments under our existing and any future collaborative arrangements will be subject to significant fluctuation in both timing and amount. Our revenues may not be indicative of our future performance or of our ability to continue to achieve such milestones. Our revenues and results of operations for any period may also not be comparable to the revenues or results of operations for any other period. We may not be able to:

    - enter into further collaborative arrangements;

    - successfully complete preclinical or clinical trials;

    - obtain required regulatory approvals;

    - successfully develop, manufacture and market product candidates; or

    - generate additional revenues or profitability.

    If we fail to achieve any of the above goals, our business, financial condition and results of operations will be materially and adversely affected.

WE WILL NEED TO FIND COLLABORATIVE PARTNERS TO DEVELOP MANY OF OUR PRODUCT
  CANDIDATES.

    Our strategy for the development and commercialization of antibody therapeutic products depends, in large part, upon the formation of collaborative arrangements with collaborative partners. Potential collaborative partners include pharmaceutical and biotechnology companies, academic institutions and other entities. We must enter into these collaborations to successfully develop and commercialize product candidates. These collaborations are necessary in order for us to:

    - access proprietary antigens for which we can generate fully human antibody products;

    - fund our research and development activities;

    - fund preclinical testing, clinical trials and manufacturing;

    - seek and obtain regulatory approvals; and

    - successfully commercialize existing and future product candidates.

    Only a limited number of fully human antibody product candidates have been generated pursuant to our collaborations. None of these collaborative product candidates has entered clinical testing. We cannot assure you that any of them will result in commercially successful products. Current or future collaborative arrangements may not be successful. If we fail to maintain our existing collaborative arrangements or to enter into additional collaborative arrangements, our business, financial condition and results of operations will be materially and adversely affected.

    Our dependence on collaborative arrangements with third parties subjects us to a number of risks. These collaborative arrangements may not be on terms favorable to us. Agreements with collaborative partners typically allow partners significant discretion in electing whether to pursue any of the planned activities. We cannot control the amount and timing of resources our collaborative partners may devote to the product candidates. Our partners may not perform their obligations as expected. Business combinations or significant changes in a collaborative partner's business strategy may adversely affect a partner's willingness or ability to complete its obligations under the arrangement. Even if we fulfill our obligations under a collaborative agreement, our partner can terminate the agreement at any time following proper written notice. If any collaborative partner were to terminate or breach our agreement with it, or otherwise fail to complete its obligations in a timely manner, our business, financial condition and results of operations may be materially and adversely affected. If we are not able to establish further collaborative arrangements or any or all of our existing collaborative arrangements are terminated, we may be required to seek new collaborative arrangements or to undertake product development and commercialization at our own expense. Such an undertaking may:

    - limit the number of product candidates that we will be able to develop and commercialize;

    - reduce the likelihood of successful product introduction;

    - significantly increase our capital requirements; and

    - place additional strain on management's time.

    Existing or future collaborative partners may pursue alternative technologies, including those of our competitors. Disputes may arise with respect to the ownership of rights to any technology or products developed with any current or future collaborative partner. Lengthy negotiations with potential new collaborative partners or disagreements between us and our collaborative partners may lead to delays or termination in the research, development or commercialization of product candidates or result in time consuming and expensive litigation or arbitration. If our collaborative partners pursue alternative technologies or fail to develop or commercialize successfully any product candidate to which they have obtained rights from us, our business, financial condition and results of operations may be materially and adversely affected.

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE.

    The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. We are aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Many of these companies are addressing the same diseases and disease indications as Abgenix or our collaborative partners. Also, we compete with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include GenPharm International, Inc., a wholly-owned subsidiary of Medarex, Inc., Medarex's joint venture partner, Kirin Brewing Co., Ltd., Cambridge Antibody Technology Group plc, Protein Design Labs, Inc. and MorphoSys AG.

    Some of our competitors have received regulatory approval or are developing or testing product candidates that may compete directly with our product candidates. For example, SangStat Medical Corp. and Protein Design Labs market organ transplant rejection products that may compete with ABX-CBL, which is in clinical trials. In addition, MedImmune, Inc. has a potential antibody product candidate in clinical trials for graft versus host disease that may compete with ABX-CBL. We are also aware that several companies, including Genentech, Inc., have potential product candidates that may compete with ABX-IL8, which is in clinical trials. Furthermore, we are aware that ImClone Systems, Inc., Medarex, AstraZeneca and Pfizer, in collaboration with OSI Pharmaceuticals, Inc., have potential antibody and small molecule product candidates in clinical development that may compete with ABX-EGF, which is also in clinical trials.

    Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in:

    - developing products;

    - undertaking preclinical testing and human clinical trials;

    - obtaining FDA and other regulatory approvals of products; and

    - manufacturing and marketing products.

    Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products before us. If we commence commercial product sales, we will be competing against companies with greater marketing and manufacturing capabilities, areas in which we have limited or no experience.

    We also face, and will continue to face, competition from academic institutions, government agencies and research institutions. There are numerous competitors working on products to treat each of the diseases for which we are seeking to develop therapeutic products. In addition, any product candidate that we successfully develop may compete with existing therapies that have long histories of safe and effective use. Competition may also arise from:

    - other drug development technologies and methods of preventing or reducing the incidence of disease;

    - new small molecules; or

    - other classes of therapeutic agents.

    Developments by competitors may render our product candidates or technologies obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than ours.

MARKET ACCEPTANCE OF OUR PRODUCTS IS UNCERTAIN.

    Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. We may not achieve market acceptance even if clinical trials demonstrate safety and efficacy, and the necessary regulatory and reimbursement approvals are obtained. The degree of market acceptance of any product candidates that we develop will depend on a number of factors, including:

    - establishment and demonstration of clinical efficacy and safety;

    - cost-effectiveness of our product candidates;

    - their potential advantage over alternative treatment methods;

    - reimbursement policies of government and third-party payors; and

    - marketing and distribution support for our product candidates.

    Physicians will not recommend therapies using our products until such time as clinical data or other factors demonstrate the safety and efficacy of such procedures as compared to conventional drug and other treatments. Even if the clinical safety and efficacy of therapies using our antibody products is established, physicians may elect not to recommend the therapies for any number of other reasons, including whether the mode of administration of our antibody products is effective for certain indications. For example, antibody products are typically administered by infusion or injection, which requires substantial cost and inconvenience to patients. Our product candidates, if successfully developed, will compete with a number of drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products may also compete with new products currently under development by others. Physicians, patients, third-party payors and the medical community may not accept and utilize any product candidates that we or our collaborative partners develop. If our products do not achieve significant market acceptance, our business, financial condition and results of operations will be materially and adversely affected.

OUR PATENT POSITION IS UNCERTAIN AND OUR SUCCESS DEPENDS ON OUR PROPRIETARY
  RIGHTS.

    Our success depends in part on our ability to:

    - obtain patents;

    - protect trade secrets;

    - operate without infringing upon the proprietary rights of others; and

    - prevent others from infringing on our proprietary rights.

    We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We solely own one issued patent in the U.S., one granted patent in Europe and have several pending patent applications in the U.S. and abroad relating to XenoMouse technology. Our wholly owned subsidiary Xenotech owns two issued U.S. patents, one Australian patent and several pending U.S. and foreign pending patent applications related to methods of treatment of bone disease in cancer patients. In addition, we have four issued U.S. patents and several pending patent applications in the U.S. and abroad that are jointly owned with Japan Tobacco relating to antibody technology or genetic manipulation. We try to protect our proprietary position by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. The patent position of biopharmaceutical companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from third parties may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. Also, patent rights may not provide us with adequate proprietary protection or competitive advantages against competitors with similar technologies. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

    In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for our technology in the event of unauthorized use or disclosure of confidential and proprietary information. The parties may breach such agreements. Also, our trade secrets may otherwise become known to, or be independently developed by, our competitors. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed.

WE MAY FACE CHALLENGES FROM THIRD PARTIES REGARDING THE VALIDITY OF OUR PATENTS
  AND PROPRIETARY RIGHTS.

    Research has been conducted for many years in the antibody field. This has resulted in a substantial number of issued patents and an even larger number of still-pending patent applications. Patent applications in the United States are, in most cases, maintained in secrecy until patents issue. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Our technologies may unintentionally infringe the patents or violate other proprietary rights of third parties. In the event of such infringement or violation, we and our collaborative partners may be prevented from pursuing product development or commercialization. Such a result will materially and adversely affect our business, financial condition and results of operations.

    In March 1997, we entered into a cross-license and settlement agreement with GenPharm International Inc. to avoid protracted litigation. Under the cross-license, we licensed on a non-exclusive basis certain patents, patent applications, third-party licenses, and inventions pertaining to the development and use of certain transgenic rodents, including mice, that produce fully human antibodies that are integral to our products and business. Our business, financial condition and results of operations will be materially and adversely affected if any of the parties breaches the cross-license agreement. We have one granted European patent relating to XenoMouse technology that is currently undergoing opposition proceedings within the European Patent Office and the outcome of this opposition is uncertain.

    We are aware of at least two companies that each have a patent claiming the use of antibodies to the EGF receptor in combination with chemotherapy. We believe that our antibody product candidate targeting the EGF receptor, ABX-EGF, may be effective alone, and may be used without chemotherapy. We believe use of ABX-EGF alone is not covered by claims in these other companies' patents. If clinical trials demonstrate that combination therapy is preferable or necessary in the treatment of patients, we may desire to, or be required to, obtain a license under the other companies' patents in order to commercialize ABX-EGF. Any license under these other patents may not be available on commercially reasonable terms, if at all.

    The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property suits, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

    - enforce patents that we own or license;

    - protect trade secrets or know-how that we own or license; or

    - determine the enforceability, scope and validity of the proprietary rights of others.

    If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. An adverse determination may subject us to loss of our proprietary position or to significant liabilities, or require us to seek licenses that may not be available from third parties. We may be restricted or prevented from manufacturing and selling our products, if any, in the event of an adverse determination in a judicial or administrative proceeding or if we fail to obtain necessary licenses. Costs associated with these arrangements may be substantial and may include ongoing royalties. Furthermore, we may not be able to obtain the necessary licenses on satisfactory terms, if at all. These outcomes will materially and adversely affect our business, financial condition and results of operations.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATIONS AND WE MAY NOT BE ABLE TO OBTAIN REGULATORY APPROVALS.

    Our product candidates under development are subject to extensive and rigorous domestic government regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If our products are marketed abroad, they also are subject to extensive regulation by foreign governments. None of our product candidates has been approved for sale in the United States or any foreign market. The regulatory review and approval process, which includes preclinical studies and clinical trials of each product candidate, is lengthy, expensive and uncertain. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish the product candidates' safety and efficacy. The approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. Delays in obtaining regulatory approvals may:

    - adversely affect the successful commercialization of any drugs that we or our collaborative partners develop;

    - impose costly procedures on us or our collaborative partners;

    - diminish any competitive advantages that we or our collaborative partners may attain; and

    - adversely affect our receipt of revenues or royalties.

    Certain material changes to an approved product such as manufacturing changes or additional labeling claims are subject to further FDA review and approval. Any required approvals, once obtained, may be withdrawn. Compliance with other regulatory requirements may not be maintained. Further, if we fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, we or our contract manufacturers may be subject to sanctions, including:

    - delays;

    - warning letters;

    - fines;

    - product recalls or seizures;

    - injunctions;

    - refusal of the FDA to review pending market approval applications or supplements to approval applications;

    - total or partial suspension of production;

    - civil penalties;

    - withdrawals of previously approved marketing applications; and

    - criminal prosecutions.

    We expect to rely on our collaborative partners to file investigational new drug applications and generally direct the regulatory approval process for many of our products. Our collaborative partners may not be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for any product candidates. If we fail to obtain required governmental approvals, our collaborative partners will experience delays in or be precluded from marketing products developed through our research. In addition, the commercial use of our products will be limited. Delays and limitations may materially and adversely affect our business, financial condition and results of operations.

    We and our contract manufacturers also are required to comply with the applicable FDA current good manufacturing practice regulations. Good manufacturing practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in commercial manufacturing of our products. We or our contract manufacturers may not be able to comply with the applicable good manufacturing practice requirements and other FDA regulatory requirements. If we or our contract manufacturers fail to comply, our business, financial condition and results of operations will be materially and adversely affected.

WE DO NOT HAVE MARKETING AND SALES EXPERIENCE.

    We do not have a marketing, sales or distribution capability. For certain products, we may establish an internal marketing and sales force. We intend to enter into arrangements with third parties to market and sell most of our products. We may not be able to enter into marketing and sales arrangements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales arrangements with other companies, our revenues, if any, will depend on the efforts of others. These efforts may not be successful. If we are unable to enter into third-party arrangements, then we must develop a marketing and sales force, which may need to be substantial in size, in order to achieve commercial success for any product candidate approved by the FDA. We may not successfully develop marketing and sales experience or have sufficient resources to do so. If we do develop such capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations. If we fail to establish successful marketing and sales capabilities or fail to enter into successful marketing arrangements with third parties, our business, financial condition and results of operations will be materially and adversely affected.

DIRECTORS, EXECUTIVE OFFICERS, PRINCIPAL STOCKHOLDERS AND AFFILIATED ENTITIES OWN A SIGNIFICANT PERCENTAGE OF OUR CAPITAL STOCK.

    As of December 31, 1999, our directors, executive officers, principal stockholders and affiliated entities beneficially owned, in the aggregate, approximately 23.5% of our outstanding common stock and will own approximately 16.8% after this offering. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by our stockholders. These matters include the election of directors and the approval of mergers or other business combination transactions. We may be adversely impacted by the control that such stockholders will have with respect to matters affecting us.

WE MAY REQUIRE ADDITIONAL FINANCING.

    We will continue to expend substantial resources for the expansion of research and development, including costs associated with conducting preclinical testing and clinical trials. We will be required to expend substantial funds in the course of completing required additional development, preclinical testing and clinical trials of and regulatory approval for product candidates. Our future liquidity and capital requirements will depend on many factors, including:

    - the scope and results of preclinical testing and clinical trials;

    - the retention of existing and establishment of further collaborative arrangements, if any;

    - continued scientific progress in our research and development programs;

    - the size and complexity of these programs;

    - the cost of establishing manufacturing capabilities and conducting commercialization activities and arrangements;

    - the time and expense involved in obtaining regulatory approvals, if any;

    - competing technological and market developments;

    - the time and expense of filing and prosecuting patent applications and enforcing patent claims;

    - investment in, or acquisition of, other companies;

    - product in-licensing; and

    - other factors not within our control.

    We believe that the net proceeds of this offering, our cash balances, cash equivalents, short-term investments and cash generated from our collaborative arrangements will be sufficient to meet our operating and capital requirements for at least the next eighteen months. However, we may need additional financing within this timeframe. We may need to raise additional funds through public or private financings, collaborative arrangements or other arrangements. Additional funding may not be available to us on favorable terms, if at all. Furthermore, any additional equity financing would be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require us to relinquish our rights to certain of our technologies, product candidates or marketing territories. If we fail to raise additional funds when needed, our business, financial condition and results of operations will be materially and adversely affected.

CELL GENESYS EXERCISES SIGNIFICANT INFLUENCE OVER US.

    As of December 31, 1999, Cell Genesys beneficially owned approximately 19.6%
of our         outstanding common stock and will own approximately 13.1% after this offering. We may be adversely impacted by the significant influence that Cell Genesys will have with respect to matters affecting us.

WE FACE UNCERTAINTY OVER REIMBURSEMENT AND HEALTHCARE REFORM.

    In both domestic and foreign markets, sales of our product candidates will depend in part upon the availability of reimbursement from third-party payors. Such third-party payors include government health administration authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of our products. Such studies may require us to provide a significant amount of resources. Our product candidates may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals may change before our proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for pharmaceuticals. If the government and third-party payors fail to provide adequate coverage and reimbursement rates for our product candidates, the market acceptance of our products may be adversely affected. If our products do not receive market acceptance, our business, financial condition and results of operations will be materially and adversely affected.

WE FACE PRODUCT LIABILITY RISKS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE
  INSURANCE.

    The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to liability claims resulting from such use or sale of our products. These claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling such products. We may experience financial losses in the future due to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials. Our insurance coverage limits are $5.0 million per occurrence and $5.0 million in the aggregate. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for product candidates in development. We may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our business, financial condition and results of operations may be materially and adversely affected.

OUR OPERATIONS INVOLVE HAZARDOUS MATERIALS.

    Our research and manufacturing activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially and adversely affect our business, financial condition and results of operations.

OUR STOCK PRICE IS HIGHLY VOLATILE.

    The market price of our common stock has been highly volatile and is likely to continue to be volatile. This may impact your decision to buy or sell your common stock. The market price and trading volume of shares of our common stock are volatile, and we expect them to continue to be volatile for the foreseeable future. For example, during the period between February 8, 1999 and February 8, 2000, our common stock closed as high as $227.00 per share and as low as $13.25 per share. Factors affecting our stock price include:

    - fluctuations in our operating results;

    - announcements of technological innovations or new commercial therapeutic products by us or our competitors;

    - published reports by securities analysts;

    - progress with clinical trials;

    - government regulation;

    - changes in reimbursement policies;

    - developments in patent or other proprietary rights;

    - developments in our relationship with collaborative partners;

    - public concern as to the safety and efficacy of our products; and

    - general market conditions.

WE FACE UNCERTAINTY WITH YEAR 2000 COMPLIANCE.

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Products containing this capability are generally considered to be "Year 2000 compliant." As a result, computer systems and/or software products used by many companies may need to be upgraded to be Year 2000 compliant. We may be exposed to a loss of revenues and our operating expenses could increase if the systems on which we are dependent to conduct our operations are not Year 2000 compliant. Our potential areas of exposure include our products, products purchased from or manufactured by third parties, and our internal management information systems. Although we have expended resources to review our products and our internal management information systems to remedy those systems that are not Year 2000 compliant, there can be no assurance that the modifications we made were successful. To date, we are not aware of any major Year 2000 compliance problems impacting our business, but there can be no assurance that there will be no Year 2000 compliance disruptions in the coming months. If our systems are not Year 2000 compliant, our business could be harmed.

    In addition, although all of our significant suppliers, our significant service providers and our sole manufacturer indicated that they were or expected to be Year 2000 compliant by December 31, 1999, and although as of the date of this prospectus we are not aware of any material Year 2000 compliance problems with these third parties' systems, we cannot be certain that the representations of these third parties were accurate or that their systems are or will continue to be Year 2000 compliant. If any of our significant suppliers, our significant service providers or our sole manufacturer experience Year 2000 compliance problems and we are unable to replace them with alternate sources, our business would be harmed.

WE HAVE IMPLEMENTED A STOCKHOLDER RIGHTS PLAN AND ARE SUBJECT TO OTHER
  ANTI-TAKEOVER PROVISIONS.

    In June 1999, our board of directors adopted a stockholder rights plan, which was amended in November 1999. The stockholder rights plan provides for a dividend distribution of one preferred share purchase right on each outstanding share of our common stock. Each right entitles stockholders to buy 1/1000th of a share of our Series A participating preferred stock at an exercise price of $120.00. Each right will become exercisable following the tenth day after a person or group, other than Cell Genesys or its affiliates, successors or assigns, announces an acquisition of 15% or more of our common stock, or announces commencement of a tender offer, the consummation of which would result in ownership by the person or group of 15% or more of our common stock. In the case of Cell Genesys, or its affiliates, successors or assigns, which beneficially owned approximately 19.6% of our outstanding common stock as of December 31, 1999, each right will become exercisable following the tenth day after it announces the acquisition of more than 25% of our common stock, or announces commencement of a tender offer, the consummation of which would result in ownership by Cell Genesys, or its affiliates, successors or assigns, of more than 25% of our common stock. We will be entitled to redeem the rights at $0.01 per right at any time on or before the close of business on the tenth day following acquisition by a person or group of 15% or more, or in the case of Cell Genesys, or its affiliates, successors or assigns, more than 25%, of our common stock.

    The stockholder rights plan and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of Abgenix. This could limit the price that certain investors might be willing to pay in the future for our shares of common stock. Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws allow us to:

    - issue preferred stock without any vote or further action by the stockholders;

    - eliminate the right of stockholders to act by written consent without a meeting;

    - specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings; and

    - eliminate cumulative voting in the election of directors.

    We are subject to certain provisions of Delaware law which could also delay or make more difficult a merger, tender offer or proxy contest involving us. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. The stockholder rights plan, the possible issuance of preferred stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of us, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

WE DO NOT INTEND TO PAY CASH DIVIDENDS ON OUR COMMON STOCK.

    We intend to retain any future earnings to finance the growth and development of our business and we do not plan to pay cash dividends on our common stock in the foreseeable future.

                              CERTAIN INFORMATION

    We were incorporated on June 24, 1996, and subsequently on July 15, 1996, were organized pursuant to a stock purchase and transfer agreement with Cell Genesys. Our business and operations were started in 1989 by Cell Genesys and prior to our organization were conducted within Cell Genesys. In 1991, Cell Genesys and JT Immunotech USA, Inc., the predecessor company to JT America and a medical subsidiary of Japan Tobacco, formed Xenotech, an equally owned joint venture, to develop genetically modified strains of mice known as XenoMouse technology which can produce fully human monoclonal antibodies and to commercialize products generated from these mice. Upon our organization, Cell Genesys assigned to us substantially all of its rights in Xenotech. On
December 31, 1999, we became the sole owner of Xenotech by buying JT America's interest therein. As used in this prospectus, Japan Tobacco refers to either or both Japan Tobacco, or its wholly owned subsidiary, JT America.

                                USE OF PROCEEDS

    Our proceeds from the sale of the 2,160,000 shares of common stock we are offering are estimated to be $431.5 million ($496.5 million if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and our offering expenses. We will not receive any proceeds from the shares sold by the selling stockholder in this offering, including a portion of the shares sold if the underwriters exercise their over-allotment option in full.

    We currently anticipate using a portion of the net proceeds from this offering to finance substantial manufacturing-related leasehold improvements and related manufacturing equipment to be installed in a manufacturing facility that we expect to lease within approximately the next two weeks. The anticipated term for this lease is expected to be 15 years with base rent payments for the first year of approximately $1.9 million and anticipated increases of 3.5% annually after that. However, we may not consummate this or any other lease. In addition, we anticipate using a portion of the net proceeds for research and development, including clinical trials and preclinical testing of our own product candidates, and for working capital and general corporate purposes.

    The cost, timing and amount of funds required for such uses by us cannot be precisely determined at this time and will be based on the demand for manufacturing capacity, competitive developments, the rate of our progress in research and development, the results of preclinical studies and clinical trials, the timing of regulatory approvals, determinators of the commercial potential of our product candidates, the rate at which operating losses are incurred, payments under collaboration agreements, availability of alternate methods of financing and other factors beyond our control.

    We may also use some of the net proceeds to invest in or acquire other companies, technologies or products that complement our business, although we do not currently have any agreements to do so. We have not yet determined with any certainty the manner in which we will allocate the net proceeds. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business. Pending these uses, the net proceeds of this offering will be invested in short-term, interest-bearing securities. Our board of directors has broad discretion in determining how the net proceeds of this offering will be applied.

    Although we believe that the net proceeds of this offering, our cash balances, cash equivalents, short-term investments and cash generated from our collaborative arrangements will be sufficient to meet our operating and capital requirements for at least the next eighteen months, we cannot be sure that these funds will be sufficient. We will continue to expend substantial resources for the expansion of research and development, including costs associated with conducting preclinical testing and clinical trials. We will be required to expend substantial funds in the course of completing required additional development, preclinical testing and clinical trials of and regulatory approval for product candidates. Our future liquidity and capital requirements will depend on many factors, including:

    - the scope and results of preclinical testing and clinical trials;

    - the retention of existing and establishment of further collaborative arrangements, if any;

    - continued scientific progress in our research and development programs;

    - the size and complexity of these programs;

    - the time and expense involved in obtaining regulatory approvals, if any;

    - competing technological and market developments;

    - the time and expense of filing and prosecuting patent applications and enforcing patent claims;

    - the cost of establishing manufacturing capabilities, conducting commercialization activities and arrangements and product in-licensing; and

    - other factors beyond our control.

                          PRICE RANGE OF COMMON STOCK

    Our common stock began trading publicly on the Nasdaq National Market on July 2, 1998, under the symbol "ABGX." The following table lists quarterly information on the price range of our common stock based on the high and low reported closing prices for our common stock as reported on the Nasdaq National Market for the periods indicated below. These prices do not include retail markups, markdowns or commissions.

                                                              HIGH       LOW
                                                            --------   --------
FISCAL 1998:
  Third Quarter...........................................  $  9.25    $  5.38
  Fourth Quarter..........................................    18.00       6.00
FISCAL 1999:
  First Quarter...........................................  $ 18.13    $ 13.25
  Second Quarter..........................................    19.88      13.25
  Third Quarter...........................................    47.63      18.88
  Fourth Quarter..........................................   132.50      37.25
FISCAL 2000:
  First Quarter (through February 8, 2000)................  $227.00    $112.00

    As of December 31, 1999, there were approximately 260 holders of record of the common stock. On February 10, 2000, the closing price on the Nasdaq National Market for the common stock was $217.06.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our common stock. We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our loan and security agreement prohibits the payment of dividends without the consent of the lender.

                                 CAPITALIZATION

    The following table sets forth as of September 30, 1999 (1) our unaudited actual capitalization, (2) our pro forma capitalization giving effect to both the sale of 1,778,000 shares of our common stock in a private placement completed in November 1999 with net proceeds of $71.1 million, and (3) our pro forma capitalization as adjusted to reflect the sale of 2,160,000 shares of common stock offered hereby at a public offering price of $210.00 per share, after deducting the underwriting discounts and offering expenses.

                                                                      SEPTEMBER 30, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
                                                                         (UNAUDITED)
Long-term debt, less current portion........................  $    867   $    867      $    867
Stockholders' equity:
  Preferred stock, $0.0001 par value; 5,000,000 shares
    authorized, none issued and outstanding.................        --         --            --
  Common stock, $0.0001 par value; 50,000,000 shares
    authorized, 15,077,433 shares issued and outstanding,
    actual: 16,855,433 shares issued and outstanding, pro
    forma; 19,015,433 shares issued and outstanding, pro
    forma as adjusted, at amount paid in (1)................   108,965    180,038       611,526
Additional paid-in capital..................................    32,226     32,226        32,226
Deferred compensation.......................................      (795)      (795)         (795)
Accumulated other comprehensive loss........................      (180)      (180)         (180)
Accumulated deficit.........................................   (79,545)   (79,545)      (79,545)
                                                              --------   --------      --------
    Total stockholders' equity..............................    60,671    131,744       563,232
                                                              --------   --------      --------
    Total capitalization....................................  $ 61,538   $132,611      $564,099
                                                              ========   ========      ========

---------

(1) The number of shares of common stock outstanding at September 30, 1999 excludes:

    (a) 2,049,385 shares of common stock issuable upon exercise of options outstanding as of September 30, 1999, with a weighted average exercise price of $7.42 per share;

    (b) 121,667 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 1999, with an exercise price of $6.00 per share; and

    (c) 25,000 shares of common stock issuable pursuant to the terms of a license agreement outstanding as of September 30, 1999.

                                    DILUTION

    Our pro forma net tangible book value as of September 30, 1999 after giving effect to our sale of 1,778,000 shares in a private placement in November 1999 would have been approximately $84,744,000, or approximately $5.03 per share of common stock. Net tangible book value per share represents the amount of tangible assets less total liabilities, divided by 16,855,433 pro forma shares of common stock outstanding.

    Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of the 19,015,433 pro forma, as adjusted shares of common stock outstanding immediately after this offering. After giving effect to our sale of 2,160,000 shares of common stock in this offering at a public offering price of $210.00 per share and after deduction of the underwriting discounts and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 1999 would have been approximately $516,232,000, or $27.15 per share. This represents an immediate increase in pro forma net tangible book value of $22.12 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $182.85 per share to purchasers of common stock in this offering:


  Public offering per share.................................             $210.00
    Pro forma net tangible book value per share before
      offering..............................................   $ 5.03
    Increase per share attributable to new investors........    22.12
                                                               ------
  Pro forma as adjusted net tangible book value per share
    after offering..........................................               27.15
                                                                         -------
  Net tangible book value dilution per share to new
    investors...............................................             $182.85
                                                                         =======

    The following table sets forth the total consideration paid and the average price per share paid by the existing stockholders and by new investors, after deducting estimated underwriting discounts and commissions and offering expenses payable by us at a public offering price of $210.00 per share.

                                           SHARES PURCHASED        TOTAL CONSIDERATION      AVERAGE
                                        ----------------------   -----------------------   PRICE PER
                                          NUMBER      PERCENT       AMOUNT      PERCENT      SHARE
                                        -----------   --------   ------------   --------   ---------
  Existing Stockholders...............   16,855,433      88.6%   $191,619,070      29.7%    $ 11.37
  New Investors.......................    2,160,000      11.4     453,600,000      70.3      210.00
                                        -----------    ------    ------------    ------
    Total.............................   19,015,433     100.0%   $645,219,070     100.0%
                                        ===========    ======    ============    ======

---------

(1) The number of shares of common stock outstanding at September 30, 1999 excludes:

    (a) 2,049,385 shares of common stock issuable upon exercise of options outstanding as of September 30, 1999, with a weighted average exercise price of $7.42 per share;

    (b) 121,667 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 1999, with an exercise price of $6.00 per share; and

    (c) 25,000 shares of common stock issuable pursuant to the terms of a license agreement outstanding as of September 30, 1999.

                            SELECTED FINANCIAL DATA

    The statement of operations data for the years ended December 31, 1996, 1997, and 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from our financial statements that have been audited by Ernst & Young LLP, independent auditors. These financial statements are included elsewhere in this prospectus. The balance sheet data at December 31, 1996 and the statement of operations data for the years ended December 31, 1994 and 1995 are derived from our financial statements audited by Ernst & Young LLP. These financial statements are not included in this prospectus. The selected data for each of the nine month periods ended September 30, 1999 and 1998 have been derived from our unaudited financial statements, which reflect in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of these periods. The results for the nine month period ended September 30, 1999 are not necessarily indicative of results for the full year. These financial statements are included elsewhere in this prospectus. You should read the following selected financial data in conjunction with our financial statements and notes that are included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." You should also refer to the unaudited pro forma combined condensed financial statements included elsewhere in this prospectus that reflect the acquisition of Japan Tobacco's interest in the Xenotech joint venture, which occurred in December 1999.

                                                                  YEAR ENDED                                NINE MONTHS ENDED
                                                                 DECEMBER 31,                                 SEPTEMBER 30,
                                          -----------------------------------------------------------   -------------------------
                                            1994       1995        1996          1997         1998         1998          1999
                                          --------   --------   -----------   ----------   ----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
Revenues:
Revenue under collaborative agreements
  from related parties..................  $ 6,200    $ 6,200    $     4,719   $    1,343   $    1,344   $      710    $        --
Contract revenue........................       --         --             --          611        2,498        1,298          5,390
                                          -------    -------    -----------   ----------   ----------   ----------    -----------
  Total revenues(1).....................    6,200      6,200          4,719        1,954        3,842        2,008          5,390
Operating expenses:
Research and development................    7,921     11,879          9,433       11,405       17,588       11,976         14,371
General and administrative..............    1,955      2,603          2,565        3,525        3,405        2,562          3,428
Charge for cross-license and
  settlement--amount allocated from Cell
  Genesys(2)............................       --         --             --       11,250           --           --             --
Equity in losses (income) from the
  Xenotech joint venture (charge for
  cross-license and settlement in
  1997)(2)..............................       --         --             --       11,250          107           --           (558)
                                          -------    -------    -----------   ----------   ----------   ----------    -----------
  Total operating expenses..............    9,876     14,482         11,998       37,430       21,100       14,538         17,241
                                          -------    -------    -----------   ----------   ----------   ----------    -----------
Operating loss..........................   (3,676)    (8,282)        (7,279)     (35,476)     (17,258)     (12,530)       (11,851)
Interest income (expense), net..........       --         --            179         (404)         431          229          1,607
                                          -------    -------    -----------   ----------   ----------   ----------    -----------
Net loss................................  $(3,676)   $(8,282)   $    (7,100)  $  (35,880)  $  (16,827)  $  (12,301)   $   (10,244)
                                          =======    =======    ===========   ==========   ==========   ==========    ===========
Net loss per share(3)...................                        $(46,710.53)  $(1,032.70)  $    (3.00)  $    (3.27)   $     (0.73)
                                                                ===========   ==========   ==========   ==========    ===========
Shares used in computing net loss per
  share(3)..............................                                152       34,744    5,602,963    3,767,000     14,048,935

                                                                       DECEMBER 31,
                                                              ------------------------------   SEPTEMBER 30,
                                                                1996       1997       1998          1999
                                                              --------   --------   --------   --------------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $10,172    $15,321    $16,744       $ 55,863
Working capital.............................................    5,564      6,637     13,101         55,500
Total assets................................................   14,357     22,084     24,220         66,783
Long-term debt, less current portion........................    1,757      3,979      2,180            867
Redeemable convertible preferred stock(4)...................   10,150     31,189         --             --
Accumulated deficit.........................................  (16,594)   (52,474)   (69,301)       (79,545)
Total stockholders' equity (net capital deficiency).........   (2,316)   (22,318)    16,959         60,671

------------
(1) Our statement of operations includes our revenues and expenses as a business unit within Cell Genesys prior to July 15, 1996. During the years ended December 31, 1994, 1995, and 1996, our revenues were derived principally from Xenotech LP for the development of XenoMouse technology, which was essentially completed in 1996.
(2) In 1997 we incurred a non-recurring charge for cross-license and settlement of $22.5 million. This amount represents an allocation from Cell Genesys of $11.25 million and an entry of $11.25 million to record the equity in the losses of Xenotech LP, our equally owned joint venture with Japan Tobacco.
(3) Net loss per share data has not been presented prior to 1996, as there were no equity securities outstanding prior to that date.
(4) In connection with the initial public offering of our common stock in July 1998, each outstanding share of preferred stock was converted into one share of common stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, THE WORDS "INTEND," "ANTICIPATE," "BELIEVE," "ESTIMATE," "PLAN" AND "EXPECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO US ARE INCLUDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. OUR ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a biopharmaceutical company that develops and intends to commercialize antibody therapeutic products for the treatment of a variety of disease conditions, including transplant-related diseases, inflammatory and autoimmune disorders, cardiovascular disease, infectious diseases and cancer. We have developed XenoMouse technology, a proprietary technology, which we believe enables rapid generation of highly specific, fully human antibody product candidates that bind to essentially any disease target appropriate for antibody therapy. We intend to use XenoMouse technology to build a large and diversified product portfolio that we plan to develop and commercialize either through corporate collaborations or internal product development programs.

    We have established collaborative arrangements to use XenoMouse technology to produce fully human antibodies with seventeen partners covering numerous antigen targets. Pursuant to these collaborations, we and our partners intend to generate antibody product candidates for the treatment of cancer, inflammation, auto immune diseases, transplant rejection, cardiovascular disease, growth factor modulation, neurological diseases and infectious disease. Our collaborative partners include Cell Genesys, Pfizer, Schering-Plough Research Institute, Genentech, Millennium, Research Corporation Technologies, AVI BioPharma, BASF Bioresearch Corporation, Amgen, Japan Tobacco, Elan, Chiron, Human Genome Sciences, CuraGen, Centocor/Johnson and Johnson, Gliatech, and the
U. S. Army. Of these collaborative partners, Pfizer, Genentech, Millennium, Cell Genesys, Japan Tobacco and the U. S. Army have each entered into new or expanded collaborations with us specifying additional antigens for XenoMouse antibody development. We expect that substantially all of our revenues for the foreseeable future will result from payments under collaborative arrangements. The terms of the collaborative arrangements vary, reflecting the value we add to the development of any particular product candidate. These collaborations typically provide our collaborative partners with access to XenoMouse technology for the purpose of generating fully human antibody product candidates to one or more specific antigen targets provided by the collaborative partner. In most cases, we provide our mice to collaborative partners who then carry out immunizations with their specific antigen target. In other cases, we immunize the mice with the collaborative partner's antigen target for additional compensation. Our collaborative partners will need to obtain product licenses for any antibody product they wish to develop and commercialize.

    The financial terms of our existing collaborations often include upfront payments, potential license fees and potential milestone payments paid to us by the collaborative partner. Based on our collaborative agreements, these payments and fees would average $8.0 to $10.0 million per antigen target if our collaborative partner takes the antibody product candidate into development and ultimately to commercialization. If not, such payments and fees will be less. In certain instances, the collaborative partner could make reimbursement payments to us for research that we conduct on its behalf. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, we are entitled to receive royalties on any future product sales by the collaborative partner. Furthermore, the collaborative partner will be responsible for worldwide manufacturing, product development and marketing of any product developed through the collaboration.

    Our dependence on collaborative and licensing arrangements with third parties subjects us to a number of risks. Agreements with collaborative partners typically allow them significant discretion in electing whether to pursue any of the planned activities. We cannot control the amount and timing of resources our collaborative partners may devote to the product candidates. Even if we fulfill our obligations under a collaborative agreement, the collaborative partner can terminate the agreement at any time following proper written notice. If any collaborative partner were to terminate or breach its agreement with us, or otherwise fail to complete its obligations in a timely manner, our business, financial condition and results of operations may be materially and adversely affected.

    We also have four antibody product candidates that are under development internally. Our lead product candidate, ABX-CBL, is an in-licensed mouse antibody. We completed a multi-center Phase II clinical trial for ABX-CBL for the treatment of a transplant-related disease known as graft versus host disease, or GVHD. Following completion of the Phase II trial, we initiated a Phase III clinical trial in December 1999. Our other three antibody product candidates were generated using XenoMouse technology. We completed Phase I and Phase I/II clinical trials for our fully human antibody product candidate in psoriasis, ABX-IL8. We plan to conduct additional Phase II clinical trials in 2000. We initiated a Phase I clinical trial for ABX-EGF in cancer in 1999 and patient enrollment is ongoing. We are in preclinical development with one other fully human antibody product candidate, ABX-RB2, for use in the treatment of chronic immunological disorders.

    We will expend significant capital to conduct clinical trials for these products. We believe that more extensive clinical data will enable us to enter into additional collaborative arrangements. We expect that this will substantially increase our capital needs over the next few years and increase operating losses. However, we believe that we will be able to receive more favorable fees and payments from our collaborative partners if we have completed significant development of these products.

    In December 1999, we paid $47.0 million to purchase Japan Tobacco's interest in the Xenotech joint venture, and an additional $10.0 million for its relinquishment of certain options and other rights under a collaboration agreement between Abgenix and Japan Tobacco. Additionally, Japan Tobacco paid us $6.0 million to acquire a license under additional technology, and $4.0 million to acquire a research license and options to acquire commercialization rights under existing and future XenoMouse technology on a more limited basis than it did under our prior collaboration with Japan Tobacco. You should refer to the unaudited pro forma combined condensed financial statements included elsewhere in the prospectus that reflect the acquisition of Japan Tobacco's interest in the Xenotech joint venture.

    In connection with the grant of stock options since our organization on July 15, 1996, we have recorded aggregate deferred compensation of approximately $2.3 million through December 31, 1998, representing the difference between the deemed fair value of the common stock for accounting purposes and the option exercise price at the date of grant. These amounts are presented as a reduction of stockholders' equity and are amortized ratably over the vesting period of the applicable options, generally four years. These valuations resulted in charges to operations of $125,000 and $149,000 in the three months ended September 30, 1999 and 1998, respectively and $376,000 and $448,000 in the nine months ended September 30, 1999 and 1998, respectively.

RESULTS OF OPERATIONS

  THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

    Revenue under collaborative agreements from related parties for the three months and the nine months ended September 30, 1998 was $0.2 million, and $0.7 million, respectively. Revenue was derived principally from performing research for Xenotech. The development of XenoMouse technology was substantially completed in 1996 with modest ongoing research activities in 1997 and 1998. Therefore, we do not expect to recognize significant revenues from research performed on behalf of Xenotech in the future.

    Contract revenue of $3.7 million in the three months ended September 30, 1999, included non-refundable fees totaling $1.6 million under the collaboration agreement with Japan Tobacco on ABX-IL8 clinical development. These fees were for the reimbursement of clinical trial costs and certain joint interest rights in data from the clinical trials. Additionally, in this period, contract revenue included fees for the achievement of research milestones, an execution fee for electing another antigen target and licensing fees for an antigen target, under existing collaborative agreements. Contract revenue of $0.2 million in the three months ended September 30, 1998, consisted of fees paid for the achievement of research milestones under collaborative agreements.

    Contract revenue of $5.4 million in the nine months ended September 30, 1999, included non-refundable fees totaling $2.3 million under the collaboration agreement with Japan Tobacco on ABX-IL8 clinical development. These fees included, in addition to those recorded in the third quarter, an initial non-refundable fee of $0.6 million for the reimbursement of clinical trial costs. Additionally, in the nine month period ended September 30, 1999, contract revenue included non-refundable signing and option fees in connection with the execution of collaborative agreements, fees for the achievement of research milestones, an execution fee for electing another antigen target and licensing fees for an antigen target. Contract revenues of $1.3 million in the nine months ended September 30, 1998, consisted primarily of non-refundable signing fees in connection with the execution of collaborative agreements and fees for the achievement of research milestones under existing collaborative agreements.

    Research and development expenses consist primarily of compensation and other expenses related to research and development personnel, costs associated with preclinical testing and clinical trials of our product candidates and facilities expenses. Research and development expenses increased from $3.1 million in the three months ended September 30, 1998, to $4.5 million in the three months ended September 30, 1999, and from $12.0 million in the nine months ended September 30, 1998, to $14.4 million in the nine months ended September 30, 1999. The increases reflect primarily costs associated with increased personnel, the clinical trials of ABX-CBL and ABX-IL8, the valuation of stock options awarded to certain consultants and lab supplies. Additionally, the costs of Xenotech product licenses and increased legal costs related to patents impacted the increase in the nine months ended September 30, 1999.

    General and administrative expenses include compensation and other expenses related to finance and administrative personnel, professional services and facilities. General and administrative expenses increased from $0.8 million in the three months ended September 30, 1998, to $1.1 million in the three months ended September 30, 1999, and from $2.6 million in the nine months ended September 30, 1998, to $3.4 million in the nine months ended September 30, 1999. The increases reflect primarily costs associated with increased personnel, including recruiting costs and an accrual for incentive compensation (which is based on our meeting certain annual objectives), additional investor relations costs due to being a publicly traded company, and increased financing activity, primarily related to our follow-on public offering.

    Equity in income from the Xenotech joint venture in 1999 reflects our percentage ownership in the net income from the joint venture. In the nine months ended September 30, 1999, the joint venture recorded net income primarily from the sale of licenses to Abgenix and our partner, Japan Tobacco. In the three months and nine months ended September 30, 1998, the joint venture incurred losses. For the three months and nine months ended September 30, 1998, our equity in those losses was netted against our revenues from the joint venture.

    Other income and expenses consist of interest income from cash, cash equivalents and short-term investments and interest expense incurred in connection with equipment lease line financing and loan facilities. Interest income increased due to higher average balances of short-term investments as a result

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of our initial and follow-on public offerings. Interest expense decreased due to the pay down of related debt.

  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

    During 1996, 1997 and 1998, we derived revenues principally from performing research for Xenotech and from our XenoMouse technology collaborations. Revenues from the joint venture are recognized when earned, net of our cash contributions to Xenotech, under the terms of the related agreements. Research and development funding received in advance under these agreements is recorded as deferred revenue. Revenues from the achievement of milestone events are recognized when the milestones have been achieved. Revenues from Xenotech decreased from $4.7 million in 1996 to $1.3 million in 1997 and to $1.3 million in 1998. Revenues in 1997 decreased because Xenotech's research related to developing XenoMouse technology was essentially completed in 1996 with limited research activities in 1997 and 1998.

    Contract revenues of $611,000 in 1997 consisted principally of nonrefundable signing fees paid in connection with the execution of collaborative agreements. Contract revenues of $2.5 million in 1998 consisted principally of nonrefundable signing fees and fees paid for the achievement of research milestones under collaborative agreements. No future obligations exist for such fees.

    Research and development expenses increased from $9.4 million in 1996 to $11.4 million in 1997 and $17.6 million in 1998. The increase in research and development expenses reflected increased expenses primarily for the manufacture of antibody products in connection with the preparation for the initiation of clinical trials of two of our antibody product candidates under development, ABX-CBL and ABX-IL8, in addition to the expenses of conducting these trials. We anticipate that research and development expenses will increase in future periods as we expand research and development efforts and clinical trials.

    General and administrative expenses increased from $2.6 million in 1996 to $3.5 million in 1997 and decreased to $3.4 million in 1998. The increase in 1997 was primarily attributable to increased personnel levels associated with the expansion of our operations, increased professional services expenses associated with negotiation of Abgenix's collaborative arrangements and increased costs associated with moving to our current facilities.

    The aggregate non-recurring charge for cross-license and settlement of $22.5 million in 1997 resulted from the execution of the comprehensive patent cross-license and settlement agreement with GenPharm.

    Other income and expenses consist of interest income from cash, cash equivalents and short-term investments and interest expense incurred in connection with our equipment leaseline financing and loan facilities. Interest income increased in 1997 and 1998 due to higher average balances of short-term investments and interest expense declined in 1998 due to lower average balances of debt. Interest expense increased from 1996 to 1997 as a result of the increased debt balances from our equipment leaseline financing and loan facilities entered into in 1997.

LIQUIDITY AND CAPITAL RESOURCES

    Since formation, we have financed our operations primarily through:

    - initial capital contributions by, and borrowings from Cell Genesys;

    - private placements of our capital stock;

    - an initial public offering of common stock in 1998;

    - a follow-on public offering of common stock in March 1999;

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
    - revenue from collaborative arrangements;

    - equipment leaseline financings; and

    - loan facilities.

    During the nine months ended September 30, 1999, we received cash proceeds of $53.2 million principally from the following financing activities:

    - $45.2 million from the sale of 3,208,000 shares of common stock in a follow-on public offering in March 1999;

    - $8.0 million from the sale of 495,356 shares of common stock to Genentech in January 1999.

    Subsequent to September 30, 1999, we completed the following significant transactions:

    - In November 1999, we sold 1,778,000 shares of our common stock in a private placement with net proceeds of $71.1 million;

    - In December 1999, we purchased 418,995 shares of common stock of CuraGen for $15.0 million; and

    - In December 1999, we purchased Japan Tobacco's 50% interest in the Xenotech joint venture for $47.0 million.

    We have incurred operating losses in each of the last three years of operation, including net losses of approximately $7.1 million in 1996, $35.9 million in 1997 and $16.8 million in 1998 and $10.2 million in the nine months ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of approximately $79.5 million. Our losses have resulted principally from costs incurred in performing research and development for our XenoMouse technology and antibody product candidates, from the non-recurring cross-license and settlement charge and from general and administrative costs associated with our operations. We expect to incur additional losses for the foreseeable future as a result of our expenditures for research and product development, including costs associated with conducting preclinical testing and clinical trials, and charges related to purchases of technology or other assets. We intend to invest significantly in our products prior to entering into collaborative arrangements. This will increase our need for capital and result in substantial losses for several years. We expect the amount of such losses will fluctuate significantly from quarter to quarter as a result of increases or decreases in our research and development efforts, the execution or termination of collaborative arrangements, or the initiation, success or failure of clinical trials.

    Our net cash used in operating activities was $12.1 million and $12.5 million for the nine months ended September 30, 1999, and 1998, respectively. The cash used for operations was primarily to fund research and development expenses and manufacturing costs related to the development of new products.

    As of September 30, 1999, we had cash, cash equivalents and marketable securities of $55.9 million. We have invested the net proceeds of our initial and follow on public offerings in highly liquid, interest bearing, investment grade securities. We have an agreement with a financing company under which we have financed purchases of about $2.0 million of our laboratory and office equipment. The lease term is 48 months and bears interest at rates ranging from 12.5% to 13.0%, which are based on the five year U.S. Treasury rate. We also have a construction financing line with a bank in the amount of $4.3 million that was used to finance construction of leasehold improvements at our current facility. The line matures in January 2001, bears interest at a rate of prime plus one percent (9.25% at September 30, 1999, and 8.75% at December 31, 1998). As of September 30, 1999, no further borrowings were available under the construction financing line.

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
    We plan to expend significant resources to establish our own manufacturing facility and also to continue to expend substantial resources for the expansion of research and development, including costs associated with conducting preclinical testing and clinical trials. We may be required to expend substantial funds if unforeseen difficulties arise in the course of completing required additional development of product candidates, manufacturing of product candidates, performing preclinical testing and clinical trials of such product candidates, obtaining necessary regulatory approvals or other aspects of our business. Our future liquidity and capital requirements will depend on many factors, including:

    - scope and results of preclinical testing and clinical trials;

    - the retention of existing and establishment of further collaborative arrangements, if any;

    - continued scientific progress in our research and development programs;

    - size and complexity of these programs;

    - cost of establishing our manufacturing capabilities, conducting commercialization activities and arrangements;

    - time and expense involved in obtaining regulatory approvals;

    - competing technological and market developments;

    - time and expense of filing and prosecuting patent applications and enforcing patent claims;

    - investment in, or acquisition of, other companies;

    - product in-licensing; and

    - other factors not within our control.

    We believe that the proceeds from this offering, our current cash balances, cash equivalents, marketable securities and the cash generated from our collaborative arrangements will be sufficient to meet our operating and capital requirements for at least the next eighteen months. However, we may need additional financing within this timeframe. We may need to raise additional funds through public or private financing, collaborative relationships or other arrangements. We cannot assure you that such additional funding, if needed, will be available on terms favorable to us. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require us to relinquish our rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed may have a material and adverse effect on our business, financial condition and results of operations.

    As of December 31, 1998, we had federal net operating loss carryforwards of approximately $36.5 million. Our net operating loss carryforwards exclude losses incurred prior to the organization of Abgenix in July 1996. Further, the amounts associated with the cross-license and settlement that have been expensed for financial statement accounting purposes have been capitalized and are being amortized over a period of approximately fifteen years for tax purposes. The net operating loss and credit carryforwards will expire in the years 2011 through 2018, if not utilized. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

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
MARKET RISK

    As of September 30, 1999, we had cash equivalents and short-term investments of $54.6 million consisting of cash and highly liquid, short-term investments. Our short-term investments will decline by an immaterial amount if market interest rates increase, and therefore, our exposure to interest rate changes has been immaterial. Declines of interest rates over time will, however, reduce our interest income from our short-term investments. Our outstanding bank loan and capital lease obligations are all at fixed interest rates and therefore have minimal exposure to changes in interest rates.

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
                                    BUSINESS

    THE FOLLOWING DESCRIPTION OF OUR BUSINESS SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE DESCRIPTION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, THE WORDS "INTEND," "ANTICIPATE," "BELIEVE," "ESTIMATE," "PLAN," AND "EXPECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO US ARE INCLUDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN OF THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS.

                                    ABGENIX

    We are a biopharmaceutical company that develops and intends to commercialize antibody therapeutic products for the treatment of a variety of disease conditions, including transplant-related diseases, inflammatory and autoimmune disorders, cardiovascular disease, infectious diseases and cancer. We have developed XenoMouse technology, a proprietary technology, which we believe offers many advantages, including rapid generation of highly specific, fully human antibody product candidates that bind to essentially any disease target appropriate for antibody therapy. In addition, we believe our technology offers advantages in product development and flexibility in manufacturing. We intend to use XenoMouse technology to build and commercialize a large and diversified product portfolio through the establishment of corporate collaborations and internal product development programs. We have collaborative arrangements with multiple pharmaceutical, biotechnology and genomics companies involving our XenoMouse technology. In addition, we have four proprietary antibody product candidates that are under development internally, three of which are in human clinical trials.

OUR XENOMOUSE TECHNOLOGY COLLABORATIONS

    We have established collaborative arrangements to use our XenoMouse technology to produce fully human antibodies for seventeen partners covering numerous antigen targets. Pursuant to these collaborations, we and our partners intend to generate antibody product candidates for the treatment of cancer, inflammation, autoimmune diseases, transplant rejection, cardiovascular disease, growth factor modulation, neurological diseases and infectious diseases. Our collaborative partners include Pfizer, Schering-Plough, BASF, Genentech, Amgen, Millennium, Elan, Chiron, Human Genome Sciences, CuraGen, Centocor/Johnson and Johnson, Gliatech, Research Corporation Technologies, Japan Tobacco, Cell Genesys, AVI BioPharma, and the U.S. Army. Of these collaborative partners, Pfizer, Genentech, Millennium, Cell Genesys, Japan Tobacco and the U.S. Army have each entered into new or expanded collaborations with us specifying additional antigens for XenoMouse antibody development.

    The financial terms of the XenoMouse technology collaborations typically include upfront payments, potential license fees and milestone payments payable to us by the collaborative partner assuming the partner takes the product candidate into development and ultimately to commercialization. Additionally, if a product receives marketing approval from the United States Food and Drug Administration or an equivalent foreign agency, we are entitled to receive royalties on any future product sales by the collaborative partner.

    Our collaborations typically provide our collaborative partners with access to XenoMouse technology for the purpose of generating fully human antibody product candidates to one or more specific antigen targets provided by the collaborative partner. In most cases, we provide our mice to collaborative partners who then carry out immunizations with their specific antigen target. In other cases, we immunize the mice with the collaborative partner's antigen target for additional compensation. Our collaborative partners will need to obtain product licenses for any antibody product they wish to develop and commercialize.

OUR PROPRIETARY PRODUCTS

    We also have four antibody product candidates that are under development internally. Our lead product candidate, ABX-CBL, is an in-licensed mouse antibody. We completed a multi-center Phase II clinical trial for ABX-CBL for the treatment of a transplant-related disease known as graft versus host disease, or GVHD. Following completion of the Phase II trial, we initiated a Phase III clinical trial in December 1999. Our other three antibody product candidates were generated using XenoMouse technology. We completed Phase I and Phase I/II clinical trials for our fully human antibody product candidate in psoriasis, ABX-IL8. We plan to conduct additional Phase II clinical trials in 2000. We initiated a Phase I clinical trial for ABX-EGF in cancer in 1999 and patient enrollment is ongoing. We are in preclinical development with one other fully human antibody product candidate, ABX-RB2, for use in the treatment of chronic immunological disorders.

RECENT DEVELOPMENTS

    In December 1999, we formed collaborations with two leading genomics companies, Human Genome Sciences and CuraGen. Under these collaborations, our XenoMouse technology may be used to generate antibody product candidates that could be developed and commericalized by our partners, ourselves or third parties.

    In December 1999, we completed the acquisition of Japan Tobacco's 50% interest in the Xenotech joint venture. As a result, we now have full ownership and control of the XenoMouse technology. In addition, we no longer have royalty payment obligations with Japan Tobacco or any contractual constraints on the number of product licenses available for the XenoMouse technology.

BACKGROUND

  THE NORMAL ANTIBODY RESPONSE

    The human immune system protects the body against a variety of infections and other illnesses. Specialized cells, which include B cells and T cells, work in concert with the other components of the immune system to recognize, neutralize and eliminate from the body numerous foreign substances, infectious organisms and malignant cells. In particular, B cells generally produce protein molecules, known as antibodies, which are capable of recognizing substances potentially harmful to the human body. Such substances are called antigens. Upon being bound by an antibody, antigens can be neutralized and blocked from interacting with and causing damage to normal cells. In order to effectively neutralize or eliminate an antigen without harming normal cells, the immune system must be able to generate antibodies that bind tightly (i.e., with high affinity) to one specific antigen (i.e., with specificity).

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
    All antibodies have a common core structure composed of four subunits, two identical light (L) chains and two identical heavy (H) chains, named according to their relative size. The heavy and light chains are assembled within the B cell to form an antibody molecule that consists of a constant region and a variable region. As shown in the diagram below, an antibody molecule may be represented schematically in the form of a "Y" structure.

["ANTIBODY STRUCTURE"

    This illustration shows a Y-shaped antibody structure composed of two "Heavy Chains" and two "Light Chains." The heavy chains form the base and branches of the "Y," while the shorter light chains only run parallel to the arms of the "Y." A legend indicates that shaded areas represent "Constant Domain," and unshaded areas represent "Variable Domain." The top halves of the light chains are unshaded, while the remainder is shaded. The upper tips of the heavy chains are unshaded, while the remainder is shaded.]

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
    The base of the "Y," together with the part of each arm immediately next to the base, is called the constant region because its structure tends to be very similar across all antibodies. In contrast, the variable regions are at the end of the two arms and are unique to each antibody with respect to their three-dimensional structures and protein sequences. Because variable regions define the specific binding sites for a variety of antigens, there is a need for significant structural diversity in this portion of the antibody molecule. Such diversity is achieved in the body primarily through a unique mode of assembly involving a complex series of recombination steps for various gene segments of the variable region, including the V, D and J segments (see the diagram below).

["GENETIC MAKEUP OF XENOMOUSE"

    Four gene segments, represented by numerically labeled squares within rectangles, are labeled "DNA Before Recombination (Heavy Chain)." One arrow from a particular section of each of the four segments points toward a combined segment and demonstrates how recombination produces an antibody gene. The "Antibody Gene Assembled By Recombination" is represented by a rectangle containing four numerically labeled squares. An arrow leads from this antibody gene to a Y-shaped antibody, labeled "Antibody Heavy Chain Produced By Gene."]

    The human body is repeatedly exposed to a variety of different antigens. Accordingly, the immune system must be able to generate a diverse repertoire of antibodies that are capable of recognizing these multiple antigen structures with a high degree of specificity. The immune system has evolved a two-step mechanism in order to accomplish this objective. The first step, immune surveillance, is achieved through the generation of diverse circulating B cells, each of which assembles different antibody gene segments in a semi-random fashion to produce and display on its surface a specific antibody. As a result, a large number of distinct, albeit lower affinity, antibodies are generated in the circulation so as to recognize essentially any foreign antigen that enters the body. While capable of recognizing the antigens as foreign, these lower affinity antibodies are generally incapable of effectively neutralizing them.

    This limitation of the immune surveillance process is generally overcome by the normal immune system in a second step called "affinity maturation." Triggered by the initial binding to a specific antigen, the small fraction of B cells that recognize this antigen is then primed by the immune system to progressively generate antibodies with higher and higher affinity through a process of repeated mutation and selection. As a result, the reactive antibodies develop increasingly higher specificity and affinity with the latter being potentially a hundred to a thousand times higher than those generated in

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
the previous immune surveillance process. These more specific, higher affinity antibodies have a greater likelihood of effectively neutralizing or eliminating the antigen while minimizing the potential of damaging healthy cells.

  ANTIBODIES AS PRODUCTS

    Recent advances in the technologies for creating and producing antibody products coupled with a better understanding of how antibodies and the immune system function in key disease states have led to renewed interest in the commercial development of antibodies as therapeutic products. According to a recent survey by the Pharmaceutical Research and Manufacturers of America, antibodies account for over 20% of all biopharmaceutical products in clinical development. As of September 30, 1999, we are aware of eight antibody therapeutic products approved for marketing in the United States. These products are Orthoclone, ReoPro, Rituxan, Zenapax, Herceptin, Synagis, Remicade and Simulect. These products are currently being marketed for a wide range of medical disorders such as transplant rejection, cardiovascular disease, cancer and infectious diseases.

    We believe that, as products, antibodies have several potential clinical and commercial advantages over traditional therapies. These advantages include the following:

    - faster product development;

    - fewer unwanted side effects as a result of high specificity for the disease target;

    - greater patient compliance and higher efficacy as a result of favorable pharmacokinetics;

    - delivery of various payloads, including drugs, radiation and toxins, to specific disease sites; and

    - ability to elicit a desired immune response.

  LIMITATIONS OF CURRENT APPROACHES TO DEVELOPMENT OF ANTIBODY PRODUCTS

    Despite the early recognition of antibodies as promising therapeutic agents, most approaches thus far to develop them as products have been met with a number of commercial and technical limitations. Initial efforts were aimed at the development of hybridoma cells, which are immortalized mouse antibody-secreting B cells. These hybridoma cells are derived from normal mouse B cells that have been genetically manipulated so that they are capable of reproducing over an indefinite period of time. They are then cloned to produce a homogeneous population of identical cells that produce one single type of mouse antibody capable of recognizing one specific antigen ("monoclonal antibody").

    While mouse monoclonal antibodies can be generated to bind to a number of antigens, they contain mouse protein sequences and tend to be recognized as foreign by the human immune system. As a result, they are quickly eliminated by the human body and have to be administered frequently. When patients are repeatedly treated with mouse antibodies, they will begin to produce antibodies that effectively neutralize the mouse antibody, a reaction referred to as a Human Anti-Mouse Antibody, or HAMA, response. In many cases, the HAMA response prevents the mouse antibodies from having the desired therapeutic effect and may cause the patient to have an allergic reaction. The potential use of mouse antibodies is thus best suited to situations where the patient's immune system is compromised or where only short-term therapy is required. In such settings, the patient is often incapable of producing antibodies that neutralize the mouse antibodies or has insufficient time to do so.

    Recognizing the limitations of mouse monoclonal antibodies, researchers have developed a number of approaches to make them appear more human-like to a patient's immune system. For example, improved forms of mouse antibodies, referred to as "chimeric" and "humanized" antibodies, are genetically engineered and assembled from portions of mouse and human antibody gene fragments. While these chimeric and humanized antibodies are more human-like, they still retain a varying amount of the mouse antibody protein sequence, and accordingly may continue to trigger the HAMA response.

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
Additionally, the humanization process can be expensive and time consuming, requiring at least two months and sometimes over a year of secondary manipulation after the initial generation of the mouse antibody. Once the humanization process is complete, the remodeled antibody gene must then be expressed in a recombinant cell line appropriate for antibody manufacturing, adding additional time before the production of preclinical and clinical material can be initiated. In addition, the combination of mouse and human antibody gene fragments can result in a final antibody product which is sufficiently different in structure from the original mouse antibody leading to a decrease in specificity or a loss of affinity.

["EVOLUTION OF ANTIBODY TECHNOLOGIES"

    This diagram depicts four Y-shaped figures, extending horizontally across the page, which represent antibodies produced by four alternate methods. From left to right, the figures are labeled "Ordinary Mouse," "Chimeric," "Humanized" and "XenoMouse," with arrows connecting the labels. A legend indicates that shaded areas represent mouse protein while unshaded areas represent human protein. The left-most Y-shaped figure is entirely shaded and below is labeled "100% Mouse Protein." The next figure from the left is unshaded with a thick shaded stripe on each upper arm of the "Y" and below is labeled "34% mouse protein." The following figure from the left is unshaded with three small shaded stripes on each upper arm of the "Y" and below is labeled "10% mouse protein." The right-most figure is completely unshaded and below is labeled "100% Human Protein."]

  HUMAN ANTIBODIES

    The HAMA response can potentially be avoided through the generation of antibody products with fully human protein sequences. Such fully human antibodies may increase the market acceptance and expand the use of antibody therapeutics. Several antibody technologies have been developed to produce antibodies with 100% human protein sequences (see the diagram above). One approach to generating human antibodies, called "phage display" technology, involves the cloning of human antibody genes into bacteriophage, viruses that infect bacteria, in order to display antibody fragments on the surfaces of bacteriophage particles. This approach attempts to mimic IN VITRO the immune surveillance and affinity maturation processes that occur in the body. Because phage display technology cannot take advantage of the naturally occurring IN VIVO affinity maturation process, the antibody fragments initially isolated by this approach are typically of moderate affinity. In addition, further genetic engineering is required to convert the antibody fragments into fully assembled antibodies and significant manipulation, taking from several months to a year, may be required to increase their affinities to a level appropriate for human therapy. Before preclinical or clinical material can be produced, the gene encoding the antibody derived from phage display technology must, as with a humanized antibody, be introduced into a recombinant cell line.

    Two additional approaches involving the isolation of human immune cells have been developed to generate human antibodies. One such approach is the utilization of immunodeficient mice that lack both B and T cells. Human B cells and other immune tissue are transplanted into these mice which are then subsequently immunized with target antigens to stimulate the production of human antibodies. However, this process is generally limited to generating antibodies only to nonhuman antigens or antigens to which the human B cell donor had previously responded. Accordingly, this approach may not be suitable for targeting many key diseases such as cancer, and inflammatory and autoimmune disorders where antibodies to human antigens may be required for appropriate therapy. The other approach involves collecting human B cells that have been producing desired antibodies from patients exposed to a specific virus or pathogen. As with the previous approach, this process may not be suitable for targeting diseases where antibodies to human antigens are required, and therefore is generally limited to infectious disease targets which will be recognized as foreign by the human immune system.

THE ABGENIX SOLUTION--XENOMOUSE TECHNOLOGY

    Our approach to generating human antibodies with fully human protein sequences is to use genetically engineered strains of mice in which mouse antibody gene expression is suppressed and functionally replaced with human antibody gene expression, while leaving intact the rest of the mouse immune system. Rather than engineering each antibody product candidate, these transgenic mice capitalize on the natural power of the mouse immune system in surveillance and affinity maturation to produce a broad repertoire of high affinity antibodies. By introducing human antibody genes into the mouse genome, transgenic mice with such traits can be bred indefinitely. Importantly, these transgenic mice are capable of generating human antibodies to human antigens because the only human products expressed in the mice (and therefore recognized as "self") are the antibodies themselves. Any other human tissue or protein is thus recognized as a foreign antigen by the mouse and an immune response will be mounted. Abnormal production of certain human proteins, such as cytokines and growth factors or their receptors has been implicated in various human diseases. Neutralization or elimination of these abnormally produced or regulated human proteins with the use of human antibodies could ameliorate or suppress the target disease. Therefore, the ability of these transgenic mice to generate human antibodies against human antigens could offer an advantage to drug developers compared with some of the other approaches described previously. A challenge with this approach, however, has been to introduce enough of the human antibody genes in appropriate configuration into the mouse genome to ensure that these mice are capable of recognizing the broad diversity of antigens relevant for human therapies.

    To make our transgenic mice a robust tool capable of consistently generating high affinity antibodies which can recognize a broad range of antigens, we equipped the XenoMouse with approximately 80% of the human heavy chain antibody genes and a significant amount of the human light chain genes. We believe that the complex assembly of these genes together with their semi-random pairing allows XenoMouse to recognize a diverse repertoire of antigen structures. XenoMouse technology further capitalizes on the natural IN VIVO affinity maturation process to generate high affinity, fully human antibodies. In addition, we have developed multiple strains of XenoMouse, each of which is capable of producing a different class of antibody to perform different therapeutic functions. We believe that our various XenoMouse strains will provide maximum flexibility for drug developers in generating antibodies of the specific type best suited for a given disease indication.

    Another approach to generating fully human antibodies in mice being pursued by a competitor is the so called transchromosomic mice. The transchromosomic mice refers to a strain of mice that is bred with an extra chromosome, specifically human chromosome 14 that contains all of the antibody genes. The transchromosomic mice technology is relatively new and it is not yet known how useful the technology will be.

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
XENOMOUSE TECHNOLOGY ADVANTAGES

    We believe that our XenoMouse technology offers the following advantages:

    PRODUCING ANTIBODIES WITH FULLY HUMAN PROTEIN SEQUENCES. Our XenoMouse technology, unlike chimeric and humanization technologies, allows the generation of antibodies with 100% human protein sequences. Antibodies created using XenoMouse technology are not expected to cause a HAHA or HAMA response even when administered repeatedly to immunocompetent patients. For this reason, antibodies produced using XenoMouse technology are expected to offer a better safety profile and to be eliminated less quickly from the human body, reducing the frequency of dosing.

    GENERATING A DIVERSE ANTIBODY RESPONSE TO ESSENTIALLY ANY DISEASE TARGET APPROPRIATE FOR ANTIBODY THERAPY. Because a substantial majority of human antibody genes has been introduced into XenoMouse, the technology has the potential to generate high affinity antibodies that recognize more antigen structures than other transgenic technologies. In addition, through immune surveillance, XenoMouse technology is expected to be capable of generating antibodies to almost any medically relevant antigen, human or otherwise. For a given antigen target, having multiple antibodies to choose from could be important in selecting the optimal antibody product.

    GENERATING HIGH AFFINITY ANTIBODIES THAT DO NOT REQUIRE FURTHER ENGINEERING. XenoMouse technology uses the natural IN VIVO affinity maturation process to generate antibody product candidates usually in two to four months. These antibody product candidates may have affinities as much as a hundred to a thousand times higher than those seen in phage display. In contrast to antibodies generated using humanization and phage display technology, XenoMouse antibodies are produced without the need for any subsequent engineering, a process that at times has proven to be challenging and time consuming. By avoiding the need to further engineer antibodies, we reduce the risk that an antibody's structure and therefore functionality will be altered between the initial antibody selected and the final antibody placed into production.

    ENABLING MORE EFFICIENT PRODUCT DEVELOPMENT. In contrast to humanization or phage display, which require the cloning of an antibody gene and the generation of a recombinant cell line, the B cells generated in XenoMouse can be turned directly into hybridoma cell lines for human antibody production. Therefore, a supply of monoclonal antibodies can be produced quickly to allow the timely initiation of preclinical and clinical studies. Furthermore, since XenoMouse technology can potentially produce multiple product candidates more quickly than humanization and phage display technology, preclinical testing can be conducted on several antibodies in parallel to identify the optimal product candidate that will be tested in clinical trials.

    PROVIDING FLEXIBILITY IN CHOOSING MANUFACTURING PROCESSES. Once an antibody with the desired characteristics has been identified, preclinical material can be produced either directly from hybridomas or from recombinant cell lines. Humanized and phage display antibodies, having been engineered, cannot be produced in hybridomas. In addition to potential timesaving, production in hybridomas avoids the need to license certain third party intellectual property rights covering the production of antibodies in recombinant cell lines.

ABGENIX STRATEGY

    Our objective is to be a leader in the generation, development and commercialization of novel antibody-based biopharmaceutical products. Key elements of our strategy to accomplish this objective include the following:

    BUILDING A LARGE AND DIVERSIFIED PRODUCT PORTFOLIO. Utilizing our XenoMouse technology, we intend to build a large and diversified product portfolio, including a mix of out-licensed and internally developed product candidates. We are targeting serious medical conditions including cancer, inflammation, transplant rejection, cardiovascular disease and growth factor modulation. For our internal programs, we intend to collaborate with leading academic researchers and companies involved in the identification and development of novel antigens. Our collaborations with two leading genomics companies, Human Genome Sciences and CuraGen, could be potential sources of many novel antigens for our proprietary product programs. We believe the speed and cost advantages of our technology will enable us to make cost-effective use of available human and capital resources. We can thus pursue multiple product candidates in parallel as far as completion of the Phase II clinical stage before entering into a corporate collaboration to complete clinical and developmental stages and to bring the product candidate to market. Thus, we believe we can create a package that includes antigen rights, human antibodies, and preclinical and clinical data for use by Abgenix or for marketing to potential collaborative partners.

    LEVERAGING XENOMOUSE TECHNOLOGY THROUGH TECHNOLOGY COLLABORATIONS. We intend to diversify our product portfolio and generate revenues by licensing XenoMouse technology to numerous pharmaceutical and biotechnology companies interested in developing antibody-based products. We expect to enter into multiple XenoMouse technology collaborations each year. These agreements typically allow our collaborative partner to generate fully human antibodies to one or more specific antigen targets provided by the collaborative partner. In most cases, we provide our mice to collaborative partners who then carry out immunizations with their specific antigen target. In other cases, we immunize the mice with the collaborative partner's antigen target for additional compensation. Our collaborative partners will also need to obtain product licenses for any antibody product they wish to develop and commercialize.

    The financial terms of our XenoMouse technology collaborations often include upfront payments, potential license fees and milestone payments plus royalties on any future product sales. We have established collaborative arrangements with seventeen partners covering numerous antigen targets. To date, six of these collaborative partners have each entered into new or expanded collaborations specifying additional antigens for XenoMouse antibody development.

    ESTABLISHING COLLABORATIONS FOR PROPRIETARY PRODUCT CANDIDATES. We also intend to build our product portfolio and generate revenues by licensing proprietary product candidates. These proprietary product collaborations would involve antibodies made to antigen targets that we source. After generating antibody product candidates and self-funding clinical activities to determine preliminary safety and efficacy, we intend to enter into development and commercialization agreements with collaborative partners for these proprietary product candidates that we created. For most of our products, we may enter into proprietary product collaborations before entering the Phase III clinical development stage allowing the collaborative partner to complete development and to market the product. For other products, we may develop the product through clinical trials and license the product candidate to a collaborative partner for marketing.

    Current antibody candidates for potential proprietary product collaborations include ABX-CBL, ABX-IL8, ABX-EGF and ABX-RB2. The financial terms of these product collaborations could include license fees upon signing, milestone payments, and reimbursement for research and development activities that we perform plus royalties on future product sales, if any. Given our greater investment in creating a proprietary product candidate, we expect that an arrangement for these product candidates could afford higher payments and royalty rates than a typical XenoMouse technology collaboration.

PROPRIETARY PRODUCT DEVELOPMENT PROGRAMS

    We are currently developing antibody therapeutics for a variety of indications. The table below sets forth the development status of our product candidates as of December 31, 1999:

 PRODUCT
CANDIDATE             INDICATION                   STATUS(1)
---------       -----------------------       --------------------
ABX-CBL         GVHD                          Phase III
ABX-IL8         Psoriasis                     Phase I/II completed
                Rheumatoid Arthritis          Phase I
ABX-EGF         EGF-Dependent Cancers         Phase I
ABX-RB2         Transplant Rejection          Preclinical
                Autoimmune Disease            Preclinical

---------

(1) "Preclinical" indicates that the product candidate selected for development has met predetermined criteria that we select for potency, specificity, manufacturability and pharmacologic activity in animal and IN VITRO models. "Phase I" indicates safety and proof of concept testing in a limited patient population and toxicology testing in animal models. "Phase II" indicates safety, dosing and efficacy testing in a limited patient population. "Phase III" indicates safety and efficacy testing with a larger patient population.

  ABX-CBL

    The CBL antigen is selectively expressed on activated immune cells including T cells, B cells and natural killer cells. To accelerate our commercialization plans, we obtained an exclusive license to ABX-CBL in February 1997. We believe that a mouse antibody can be utilized to treat GVHD patients because their immune system is either non-functioning or severely suppressed and, therefore, no HAMA responses should be generated. We believe ABX-CBL has the ability to destroy activated immune cells without effecting the rest of the immune system.

    GRAFT VERSUS HOST DISEASE. We are developing ABX-CBL to reduce unwanted immune responses that occur in GVHD. GVHD is a life-threatening complication that frequently occurs following an allogeneic bone marrow transplant, or BMT. BMTs are used in the treatment of patients with end stage leukemia, certain other serious cancers and immune system disorders. An allogeneic BMT procedure involves transferring marrow, the graft, from a healthy person into an immunosuppressed patient, the host. The transplant is intended to restore normal circulating immune cells to a patient whose own immune system is functionally deficient or has been damaged by the treatment of an underlying disease such as cancer and therefore does not have the ability to mount a sufficient immune response. Often a portion of the graft recognizes the host's own cells as foreign, becomes activated and attacks them, resulting in GVHD. It typically involves damage to multiple organ systems, including the skin, liver and intestines. GVHD causes extreme suffering and is the primary cause of death in allogeneic BMT patients. It is estimated that approximately 12,000 allogeneic BMTs were performed worldwide in 1998, and this number has been growing at about 15% per year. GVHD occurs in approximately 50% of allogeneic BMTs and the treatment costs for GVHD in the United States are estimated to be about $80,000 per patient. Based on a published clinical study, it is estimated that roughly 50% of patients with GVHD fail to respond to current treatments, which consist of steroid and other drug treatments to suppress the grafted immune cells. Less than 15% of steroid-resistant GVHD sufferers survive for more than one year. We believe that a safer and more effective treatment for GVHD could result in increased use of BMTs.

    CLINICAL STATUS. We completed a multi-center Phase II clinical trial for ABX-CBL for the treatment of steroid-resistant, grade II to IV GVHD. Data from 27 patients included in the Phase II Study was submitted to the FDA. As an extension to the original Phase II trial protocol, we have enrolled an additional 32 patients. The trial studied four escalating intravenous dose regimens. It was conducted at nine sites and involved 59 patients evaluated for safety, 51 of which were evaluable for response of GVHD. A clinical response was defined as a two-grade improvement in the International Bone Marrow Transplant Registry GVHD Severity Scale. GVHD is graded based on clinical symptoms from grade I, which is the mildest form, to grade IV, which is the most severe form. Three of eight patients responded in the lowest dose cohort. Twenty-three of 43 patients responded among the three highest doses.

    In December 1999 we reported additional data from this trial regarding survival. Among patients in the three higher dose cohorts, 52% (26 of 50) survived at least 100 days from the start of treatment with ABX-CBL. This compared to a 22% (2 of 9) survival rate in the low dose cohort.

    In December 1999 we initiated a Phase III clinical trial with ABX-CBL. The results of the Phase III trial may not be favorable or may not extend the findings of the original Phase II study. The FDA may view the result of our Phase III trial as insufficient and may require additional clinical trials. There are several issues that could adversely affect the clinical trial results, including the lack of a standard therapy for GVHD patients in the control group, unforeseen side effects, variability in the number and types of patients in the study, and response rates required to achieve statistical significance in the study. In addition, our clinical trials are being conducted with patients who have failed conventional treatments and who are in the most advanced stages of GVHD. During the course of treatment, these patients can die or suffer adverse medical effects for reasons that may not be related to ABX-CBL. These adverse effects may affect the interpretation of clinical trial results. There can be no assurance that the FDA will accept the results of the Phase III study or other elements of the product license application as being sufficient for approval to market. Additional clinical trials will be extensive, expensive and time-consuming.

    In four separate clinical studies conducted prior to Abgenix obtaining an exclusive license to ABX-CBL, a total of 25 patients with GVHD were treated with the antibody. One such trial, which has been published, was conducted on eleven patients at St. Jude Hospital in Memphis, Tennessee. In this trial, ten patients with steroid-resistant, Grade III to IV GVHD were treated with daily doses of ABX-CBL for up to six weeks. The publication reported that five of ten patients had a complete remission of GVHD, while four of ten had at least a two-grade improvement in their GVHD score. Only one patient did not respond to the therapy. Another patient who was treated at St. Jude Hospital after publication of the study experienced a two-grade improvement in the patient's GVHD score without adverse side effects. Six additional patients with GVHD were treated at the University of Wisconsin and Cook-Ft. Worth Hospital. The reports from these sites indicated that these patients showed similar results to those described in the published trial conducted at St. Jude Hospital, with four of the six patients showing at least a two-grade improvement in their GVHD score. In addition, eight other GVHD patients received treatment at Stanford University and four of the patients were noted to have some improvement in their GVHD score, despite using a dose of less than one-tenth of that employed at the other sites. Immune reaction to the mouse antibody was assessed in several patients and no HAMA response was detected clinically. Furthermore, no adverse clinical responses consistent with an antibody-induced allergic reaction were observed. In addition, a number of patients were followed after the conclusion of the study for as long as one year and no adverse ABX-CBL events were observed. There can be no assurance that the results of our ABX-CBL clinical trials will demonstrate the same levels of safety and efficacy as those shown by the clinical trials completed prior to Abgenix obtaining an exclusive license to ABX-CBL.

  ABX-IL8

    IL-8, an important inflammatory cytokine produced at sites of inflammation, attracts and activates white blood cells that mediate the inflammation process. A number of preclinical studies suggest that excess IL-8 may contribute to the pathology and clinical symptoms associated with certain inflammatory disorders. Clinical studies have demonstrated significantly increased levels of IL-8 in tissues or body fluids of patients with certain inflammatory diseases, including psoriasis, rheumatoid arthritis, reperfusion injury and inflammatory bowel disease. Antibodies to IL-8 have been shown to block immune cell infiltration and the associated pathology in animal models of several of these diseases. Using our XenoMouse technology, we have generated ABX-IL8, a proprietary fully human monoclonal antibody that binds to IL-8 with high affinity. We in-licensed ABX-IL8 from Xenotech in March 1996. In exchange for a license fee and royalty payments on future product sales, we received an exclusive license to ABX-IL8 within the United States, its territories and possessions, Canada and Mexico and a co-exclusive license (subsequently broadened to be an exclusive license) in the rest of the world, excluding Japan, Taiwan and South Korea. In December 1999, Japan Tobacco terminated its interest in this agreement and Abgenix and Xenotech now have worldwide rights to ABX-IL8. We are evaluating ABX-IL8 for possible use in the treatment of psoriasis and rheumatoid arthritis.

    PSORIASIS. Psoriasis is a chronic disease that results in plaques, a thickening and scaling of the skin accompanied by local inflammation. The disease effects approximately four to five million patients in the United States and can be debilitating in its most severe form. Approximately 500,000 psoriasis patients suffer from a severe enough form of the disease to require systemic therapy with immune suppressants and ultraviolet phototherapy. The risk of serious adverse side effects associated with these therapies often requires the patients to alternate these various therapeutic modalities as a precautionary measure.

    Scientific studies have shown that IL-8 concentrations can be elevated by a factor of 150 in psoriatic plaques when compared to normal tissue. We believe that IL-8 may promote psoriasis by contributing to three distinct disease-associated processes. First, IL-8 is produced by a type of skin cell called keratinocytes, and is a potent growth factor for these skin cells. It may therefore contribute to the abnormal keratinocyte proliferation in psoriatic plaques. Second, IL-8 attracts and activates immune cells that contribute to the inflammation of the psoriatic plaque. Finally, IL-8 promotes angiogenesis that augments the blood supply necessary for growth of the psoriatic plaque.

    CLINICAL STATUS. We have completed a Phase I dose-escalating human clinical trial examining the safety of administering a single intravenous infusion of five different doses of ABX-IL8 to patients with moderate to severe psoriasis. In October 1999, we completed a Phase I/II multi-center, multi-dose, dose escalating, placebo-controlled clinical trial with ABX-IL8 including 45 patients with moderate to severe psoriasis. Extensive additional clinical trials will be required to establish efficacy. We plan to conduct additional Phase II trials in 2000.

    RHEUMATOID ARTHRITIS. Rheumatoid arthritis is a chronic disease marked by inflammation and pain in joints throughout the body. The disease effects over two million people in the United States. Elevated levels of IL-8 in the synovial fluid of rheumatoid arthritis patients have been reported to correlate with the number of infiltrating immune cells. Third-party published studies have reported that the injection of non-human antibodies to IL-8 into a rabbit model of rheumatoid arthritis blocked immune cell infiltration and synovial membrane damage.

    CLINICAL STATUS. Because of the similarity in the histopathology of the inflamed joint and that of the psoriatic plaque, we entered a Phase I clinical trial for ABX-IL8 in rheumatoid arthritis in January 1999. ABX-IL8 will be administered by injection to the inflamed knee joints of arthritis patients who have undergone a pre-dose biopsy and a high-resolution ultrasound scan.

  ABX-EGF

    Tumor cells that overexpress epidermal growth factor receptors ("EGFr") on their surface often depend on EGFr's activation for growth. EGFr is overexpressed in a variety of cancers including lung, breast, ovarian, bladder, prostate, colorectal, kidney and head and neck. This activation is triggered by the binding to EGFr by EGF or Transforming Growth Factor alpha ("TGFa"), both of which are expressed by the tumor or by neighboring cells. We believe that blocking the ability of EGF and TGFa to bind with EGFr may offer a treatment for certain cancers. ABX-EGF, a fully human monoclonal antibody generated using XenoMouse technology, binds to EGFr with high affinity and has been shown to inhibit tumor cell proliferation IN VIVO and cause eradication of EGF dependent human tumors established in mouse models. We in-licensed ABX-EGF from Xenotech in November 1997, on an exclusive worldwide basis. We are conducting preclinical studies and assessing which tumor types to pursue as possible targets for treatment with ABX-EGF. Published studies have shown that ABX-EGF can inhibit growth of EGF-dependent human tumors cells in mouse models. ABX-EGF has also demonstrated the ability to reverse cancer cell growth and cause eradication of established tumors in mice even when administered after significant tumor growth has occurred. Furthermore, in these models where tumors were eradicated, no relapse of the tumor was observed after discontinuation of the antibody treatment.

    CLINICAL STATUS. In November 1999, we initiated a Phase I dose-escalating human clinical trial examining the safety of administering a single intravenous infusion of seven different doses of ABX-EGF in the treatment of a variety of cancers, and patient enrollment is ongoing.

  ABX-RB2

    In certain immunological diseases where chronic administration of a drug targeting the CBL antigen is desirable, it may be important to use a fully human antibody to avoid the risk of a HAMA response. Such diseases include organ transplant rejection, primarily kidney and corneal transplant rejection, as well as autoimmune disorders.

    Using our XenoMouse technology, we have generated ABX-RB2, a fully human antibody that targets the CBL antigen, and we are conducting preclinical studies on this product candidate. While no human data is available on ABX-RB2, several clinical trials have been performed using ABX-CBL prior to Abgenix obtaining an exclusive license to ABX-CBL, the first generation mouse antibody to the CBL antigen, for the treatment of kidney and corneal transplant rejection. Although there can be no assurance that the data observed with ABX-RB2 in these indications will demonstrate the same degree of efficacy as the data observed with ABX-CBL, we believe the ABX-CBL studies may assist in the design of preclinical and clinical protocols for future development of ABX-RB2.

    ORGAN TRANSPLANT REJECTION. Each year there are approximately 11,000 kidney transplants in the United States. Depending upon a variety of patient risk factors, many of these procedures result in the patient's immune system rejecting the organ. Current therapy for kidney transplant rejection involves administering steroids or other immune system modulators to suppress the immune system. These therapies suffer from suboptimal efficacy profiles or dose limiting toxicities.

    Prior to Abgenix obtaining an exclusive license to ABX-CBL, three clinical trials had been conducted using ABX-CBL for the treatment of kidney transplant rejection. In two trials conducted at Sendai Shakai Hoken Hospital in Japan, ABX-CBL was administered intravenously daily for nine days to 41 patients whose kidney transplant rejections were resistant to steroid therapy. In the first trial, organ rejection was reversed in 17 of 19 patients. In the second trial, organ rejection was reversed in a dose-dependent fashion in 18 of the 22 patients treated. A third clinical trial was conducted at the University of California at Los Angeles. In this study, 13 of the 18 patients had cadaveric donor transplants. This more refractory population responded to nine days of ABX-CBL treatment with an overall response rate of 50%. Subset analysis indicated that of the patients treated prior to severe renal failure, as many as 75% experienced reversal of the kidney rejections. No serious treatment-related side effects were observed in any of the patients in these three trials.

    In addition to the use of ABX-RB2 in kidney transplant rejection, we are also exploring its potential use in corneal transplantation. In a clinical trial conducted at the University of California at San Diego prior to Abgenix obtaining an exclusive license to ABX-CBL, six patients were treated with ABX-CBL after the onset of rejection and four showed graft preservation. No serious adverse side effects related to the infusion of ABX-CBL or to an immune response were observed in any of the six patients.

    AUTOIMMUNE DISEASE. In autoimmune disease, a subset of the patient's immune cells react abnormally to a natural component of the patient's own tissue. Because the CBL antigen is selectively expressed on activated immune cells including T cells, B cells and natural killer cells, we believe that ABX-RB2 may be effective in treating autoimmune disease. We intend to conduct preclinical studies in a series of animal models of autoimmune disease, including rheumatoid arthritis, lupus, multiple sclerosis, and diabetes.

XENOMOUSE TECHNOLOGY COLLABORATIONS

    We have entered into multiple XenoMouse technology collaborations with pharmaceutical and biotechnology companies. To date, we have collaborative arrangements with seventeen companies covering numerous antigen targets. These collaborations typically provide our collaborative partners with access to XenoMouse technology for the purpose of generating fully human antibody product candidates to one specific antigen target provided by the collaborative partner. Some of these agreements involve multiple antigen targets. In most cases, we provide our mice to collaborative partners who carry out immunizations with their specific antigen target. In other cases, we perform the immunizations for the collaborative partner and receive additional compensation.

    The structure of many of our XenoMouse technology collaborations is similar. Generally, our collaborative partner first enters into a research collaboration agreement. This agreement permits our collaborative partner to conduct limited research on a specific antigen using our XenoMouse technology. Our collaborative partner may then elect to enter into a research license and option agreement, although in some cases our collaborative partners may enter into this agreement without first entering into a research collaboration agreement. If entered into, this agreement allows our collaborative partner to conduct additional research to develop antibody product candidates to a specific antigen target. Generally, a research license and option agreement does not allow our collaborative partner to initiate clinical trials with antibody product candidates. To initiate clinical trials with antibody product candidates to a specific antigen target, our collaborative partner must exercise the option to obtain a product license. In most cases, this requires a collaborative partner to enter into a separate product license agreement. If our collaborative partner exercises its product license option, it has the right to conduct all clinical trials and commercialize antibody product candidates. To date, only three of our collaborative partners have exercised their option to obtain a product license.

    The financial terms of our XenoMouse technology collaborations often include upfront payments, potential license fee and milestone payments. Based upon our current collaborative agreements, these fees and payments would average $8.0 to $10.0 million per antigen target, if our collaborative partner takes the antibody product candidate into development and ultimately to commercialization. If not, such payments would be less. In certain instances, the collaborative partner could make reimbursement payments to Abgenix for research that we conduct on behalf of such partner. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, we are entitled to receive royalties on future product sales by the collaborative partner, if any. Generally, the collaborative partner is responsible for and bears the costs of product development, worldwide manufacturing and marketing of product candidates generated under these collaborations.

    Our dependence on collaborative arrangements with third parties subjects us to a number of risks. Agreements with collaborative partners typically allow such partners significant discretion in electing whether to pursue any of the planned activities. We cannot control the amount and timing of resources our collaborative partners may devote to the product candidates. Even if we fulfill our obligations under a collaborative agreement, the collaborative partner can terminate the agreement at any time following proper written notice. If any collaborative partner were to terminate or breach its agreement with us, or otherwise fail to complete its obligations in a timely manner, our business, financial condition and results of operations may be materially adversely affected.

    Of our collaborative partners, Pfizer, Genentech, Millennium, Cell Genesys, Japan Tobacco and the U.S. Army have each entered into new or expanded collaborations specifying additional antigens for XenoMouse antibody development. The following table lists our collaborations as of January 21, 2000:

              PARTNER                              FIELD                    DATE
-----------------------------------  ----------------------------------  ----------
Amgen..............................  Undisclosed                          Apr 1999
AVI BioPharma......................  Cancer                              Jan  1999
BASF...............................  Undisclosed                          Mar 1999
Cell Genesys.......................  Gene Therapy                         Nov 1997
Centocor/Johnson and Johnson.......  Cardiovascular Disease               Dec 1998
Chiron.............................  Autoimmune Diseases                  Dec 1999
CuraGen............................  Various                              Dec 1999
Elan...............................  Neurological Diseases               Jan  2000
Genentech..........................  Multiple Targets                    Jan  1999
                                     Growth Factor Modulation            Jun  1998*
                                     Cardiovascular Disease               Apr 1998*
Gliatech...........................  Cardiovascular Disease              Jan  2000
Human Genome Sciences..............  Various                               Dec 1999
Japan Tobacco......................  Various                             Jul  1999
Millennium BioTherapeutics.........  Inflammation                        Sep  1998
                                     Inflammation                        Jul  1998
Pfizer.............................  Cancer                               Nov 1999
                                     Cancer                              Oct  1998
                                     Cancer                               Dec 1997
Research Corporation                 Transplant Rejection                 Dec 1998
  Technologies.....................
Schering-Plough....................  Inflammation                        Jan  1998
U.S. Army..........................  Poxviruses                          Oct  1999
                                     Filoviruses                         Jul  1999

---------

    * These agreements were superseded by the January 1999 multi-antigen agreement.

    AMGEN: In April 1999, we entered into a research collaboration with Amgen, Inc., to generate fully human antibodies to an undisclosed antigen target. Under this agreement, Amgen is paying us to perform the immunizations and certain research activities.

    AVI BIOPHARMA: In January 1999, we entered into a research license and option agreement with AVI to generate fully human antibodies to human chronic gonadotropin (hCG) for the treatment of various cancers. AVI has reported that a therapeutic vaccine based on hCG has shown promise in Phase II clinical trials.

    BASF: In March 1999, we entered into a research collaboration agreement with BASF Bioresearch Corporation to generate fully human antibodies to an undisclosed antigen target.

    CELL GENESYS: In November 1997, we entered into the gene therapy rights agreement (the "GTRA") with Cell Genesys. Cell Genesys received certain rights to commercialize products based on antibodies generated with XenoMouse technology in the field of gene therapy.

    CENTOCOR/JOHNSON AND JOHNSON: In December 1998, we entered into a research collaboration agreement with Centocor to generate fully human antibodies to an undisclosed Centocor antigen in the cardiovascular field.

    CHIRON: In December 1999, we entered into a research license and option agreement with Chiron to generate fully human antibodies to an undisclosed antigen in the field of autoimmune diseases. Under a separate research collaboration agreement, Chiron may use XenoMouse to generate fully human antibodies to up to four cancer targets.

    CURAGEN: In December 1999, we entered into a broad collaboration with CuraGen, Inc. to make fully human antibodies to genomics-based antigen targets. Under the collaboration, CuraGen will supply a large number of antigen targets to us and we will be responsible for generating fully human antibodies to them. We will share responsibility for evaluation of the antibodies product candidates generated. Each of us will be able to select antibody product candidates from the pool generated in the course of the collaboration. The party selecting a product candidate will pay to the other, for rights to develop and commercialize such product, license fees, milestone payments and royalty payment on any eventual product sales.

    ELAN: In January 2000, we entered into a research license and option agreement with Elan to generate fully human antibodies to an undisclosed antigen in the field of neurological diseases.

    GENENTECH: In April 1998, we entered into a research license and option agreement with Genentech to produce fully human antibodies to an antigen target in the field of growth factor modulation. In June 1998 Genentech expanded its research collaboration with us to include a second antigen target in the field of cardiovascular disease.

    In January 1999, we entered into a multi-antigen research license and option agreement with Genentech. Under the agreement, we granted Genentech a license to utilize XenoMouse technology in its antibody product research efforts and an option to obtain product licenses for up to ten antigen targets, but not more than two in any one year, over the agreement's six year term. Included in the ten are the two previously identified antigen targets under the now superseded research license and option agreement at the new option, license fee and milestone payment levels. The agreement can be renewed by Genentech for up to an additional four targets over a subsequent three year period. Genentech acquired 495,356 shares of our common stock for an aggregate purchase price of $8.0 million. To renew the agreement at the end of the sixth year, Genentech must purchase an additional $2.5 million of our common stock at a 50% premium to the then current market price.

    GLIATECH: In January 2000, we entered into a research license and option agreement with Gliatech to generate fully human antibodies to the complement protein properdin for use in the fields of cardiovascular and inflammatory diseases.

    HUMAN GENOME SCIENCES: In December 1999, we entered into a broad collaboration with Human Genome Sciences, Inc. to generate fully human antibodies to genomics-based antigen targets. Under the collaboration, Human Genome Sciences has the right to use XenoMouse technology for research purposes and to take out options and/or licenses on a pre-set number of antigen targets. We also may collaborate with Human Genome Sciences on a pre-set number of antigen targets to which we will generate fully human antibodies. The companies will then jointly develop and commercialize these products. We also are able to select antigen targets from the Human Genome Sciences database to make antibodies against and will have an option to license a pre-set number of such antigen targets for our inhouse development and commercialization. If we enter into a license to Human Genome

Science's antigen target we would pay them license fees milestone and royalties equivalent to what they pay us for licenses to XenoMouse technology.

    JAPAN TOBACCO: In December 1999, we entered into a collaboration with Japan Tobacco allowing it to use XenoMouse for research purposes and to obtain options and/or product licenses for a limited number of specific antigen targets each year. This collaboration superceded our prior collaboration agreement with Japan Tobacco.

    MILLENNIUM: In July 1998, we entered into a research collaboration agreement with Millennium BioTherapeutics to generate fully human antibodies to an antigen target in the field of inflammation. In October 1998, we entered into a research, license and option agreement with Millennium BioTherapeutics covering the same antigen target. In September 1998, we entered into a second research collaboration agreement with Millennium covering a second antigen target in the field of inflammation.

    PFIZER: In December 1997, we entered into a research collaboration agreement with Pfizer to generate fully human antibodies to an antigen target in the cancer field. In October 1998, Pfizer exercised its option to expand its research collaboration with us to include a second antigen target in the field of cancer. In November 1999, Pfizer exercised its option to expand its research collaboration with us to include a third antigen target in the field of cancer. Pfizer is paying us to perform the immunizations and to undertake certain research activities. As part of this arrangement, in January 1998 Pfizer purchased 160,000 shares of our series C preferred stock for $1.3 million and received an option to collaborate with us on up to three antigen targets. These shares converted into 160,000 shares of common stock upon our initial public offering.

    RESEARCH CORPORATION TECHNOLOGIES: In December 1998, we entered into a binding memorandum of understanding for a research collaboration agreement with RCT to generate fully human antibodies to CD45rb. Resultant antibody product candidates could potentially be used in treating organ transplant rejection and autoimmune disorders.

    SCHERING-PLOUGH: In January 1998, we entered into a research collaboration agreement with Schering-Plough to generate fully human antibodies to an antigen target in the field of inflammation. Under this agreement, Schering-Plough is paying us to perform the immunizations and certain research activities. In September 1999, Schering-Plough exercised its option for a product license.

    U.S. ARMY: In July 1999, we entered into a collaboration with the U.S. Army to generate fully human antibodies to filoviruses. In October 1999, the U.S. Army expanded the collaboration to include poxviruses.

JOINT VENTURE WITH JAPAN TOBACCO

  XENOTECH

    In June 1991, Cell Genesys entered into several agreements with Japan Tobacco for the purpose of forming an equally owned limited partnership named Xenotech. In connection with the formation of Xenotech, both Cell Genesys and Japan Tobacco contributed cash, and Cell Genesys contributed the exclusive right to certain of its technology for the research and development of genetically modified strains of mice that can produce fully human antibodies. Cell Genesys assigned its rights in Xenotech to Abgenix in connection with the formation of Abgenix. As part of the Xenotech relationship, Abgenix provides research and development on behalf of Xenotech in exchange for cash payments. As of December 31, 1998, Abgenix had made capital contributions to Xenotech of approximately $18.6 million and had received approximately $42.9 million in funding for research related to the development of XenoMouse technology.

    On December 20, 1999, we executed several agreements with Japan Tobacco that became effective December 31, 1999 under which we acquired Japan Tobacco's interest in the XenoMouse. Under the agreements, Abgenix paid $47.0 million in cash to Japan Tobacco for its 50% interest in the Xenotech joint venture under which the XenoMouse technology was developed. Abgenix also paid $10.0 million as compensation to Japan Tobacco for relinquishment of certain option and license rights. Under the agreements, Japan Tobacco will have a research license to use existing and future XenoMouse technology and options to license the technology for a small number of antigen targets each year, for which Japan Tobacco paid to Abgenix $4.0 million. For all antibody products generated using XenoMouse technology and developed by Japan Tobacco, Japan Tobacco will also make license fee payments to Abgenix as well as royalty payments on any product sales under any product licenses. Abgenix also granted to Japan Tobacco other licenses under related technology. In return for these licenses, Japan Tobacco paid us
$6.0 million. Japan Tobacco also retained product licenses relating to several antigen targets it had previously nominated under the former Xenotech structure. You should refer to the unaudited pro forma combined condensed financial statements included elsewhere in this prospectus that reflects this acquisition of the Xenotech joint venture.

GENE THERAPY RIGHTS AGREEMENT WITH CELL GENESYS

    The GTRA provides Cell Genesys with certain rights to commercialize products based on antibodies generated with XenoMouse technology in the field of gene therapy. Under the GTRA, Cell Genesys has certain rights to direct us to make antibodies to two antigens per year. In addition, Cell Genesys has an option to enter into a license to commercialize antibodies binding to such antigens in the field of gene therapy. Cell Genesys is obligated to make certain payments to us for these rights including reimbursement of license fees and royalties on future product sales. The GTRA also prohibits us from granting any third-party licenses for antibody products based on antigens nominated by us for our own purposes where the primary field of use is gene therapy. In the case of third-party licenses granted by us where gene therapy is a secondary field, we are obligated to share with Cell Genesys a portion of the cash milestone payments and royalties resulting from any products in the field of gene therapy.

INTELLECTUAL PROPERTY

    We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We solely own one issued patent in the U.S., one granted patent in Europe and have several pending patent applications in the U.S. and abroad relating to XenoMouse technology. Our wholly owned subsidiary Xenotech owns two issued U.S. patents, one Australian patent and several pending U.S. and foreign pending patent applications related to methods of treatment of bone disease in cancer patients. In addition, we have four issued U.S. patents and several pending patent applications in the U.S. and abroad that are jointly owned with Japan Tobacco relating to antibody technology or genetic manipulation. We try to protect our proprietary position by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. The patent position of biopharmaceutical companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from third parties may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. Also, patent rights may not provide us with adequate proprietary protection or competitive advantages against competitors with similar technology. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

    In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for our technology in the event of unauthorized use or disclosure of such information. The parties to these agreements may breach them. Also, our trade secrets may otherwise become known to, or be independently developed by, our competitors. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed.

    Research has been conducted for many years in the antibody field. This has resulted in a substantial number of issued patents and an even larger number of still-pending patent applications. Patent applications in the United States are, in most cases, maintained in secrecy until patents issue. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Our technologies may unintentionally infringe the patents or violate other proprietary rights of third parties. In the event of such infringement or violation, Abgenix and our collaborative partners may be prevented from pursuing product development or commercialization. Such a result will materially adversely affect our business, financial condition and results of operations.

    We have one granted European patent relating to XenoMouse technology that is currently undergoing opposition proceedings within the European Patent Office and the outcome of this opposition is uncertain.

    We are aware of at least two companies that each have a patent claiming the use of antibodies to the EGF receptor in combination with chemotherapy. We believe that our antibody product candidate targeting the EGF receptor, ABX-EGF, may be effective alone, and may be used without chemotherapy. We believe use of ABX-EGF alone is not covered by claims in these or other companies' patents. If clinical trials demonstrate that combination therapy is preferable or necessary in the treatment of patients, we may desire to or be required to obtain a license under the other companies' patents in order to commercialize ABX-EGF. Any license under these other patents may not be available on commercially reasonable terms, if at all.

    The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property suits, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

    - enforce patents that we own or license;

    - protect trade secrets or know-how that we own or license; or

    - determine the enforceability, scope and validity of the proprietary rights of others.

    If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. An adverse determination may subject us to loss of our proprietary position or to significant liabilities, or require us to seek licenses that may not be available from third parties. We may be restricted or prevented from manufacturing and selling our products, if any, in the event of an adverse determination in a judicial or administrative proceeding or if we fail to obtain necessary licenses. Costs associated with such arrangements may be substantial and may include ongoing royalties. Furthermore, we may not be able to obtain the necessary licenses on satisfactory terms, if at all. These outcomes will materially adversely affect our business, financial condition and results of operations.

  PATENT CROSS-LICENSE AND SETTLEMENT AGREEMENT WITH GENPHARM

    In 1994 Cell Genesys and GenPharm and, beginning in 1996, Abgenix became involved in litigation primarily related to intellectual property rights associated with a method for inactivating a mouse's antibody genes and technology pertaining to transgenic mice capable of producing fully human antibodies. Rather than endure the cost and business interruption of protracted litigation, in March 1997 Cell Genesys, along with Abgenix, Xenotech and Japan Tobacco, signed a comprehensive patent cross-license and settlement agreement with GenPharm that resolved all related litigation and claims between the parties. Under the cross-license and settlement agreement, Abgenix has licensed on a non-exclusive basis certain patents, patent applications, third-party licenses and inventions pertaining to the development and use of certain transgenic rodents including mice that produce fully human antibodies. We use our XenoMouse technology to generate fully human antibody products and have not licensed the use of, and do not use, any transgenic rodents developed or used by GenPharm. As initial consideration for the cross-license and settlement agreement, Cell Genesys issued a note to GenPharm due September 30, 1998, for $15.0 million payable by Cell Genesys and convertible into shares of Cell Genesys common stock. Of this note, approximately $3.8 million satisfied certain of Xenotech's obligations under the agreement. Japan Tobacco also made an initial payment. During 1997 GenPharm achieved two patent milestones, and Xenotech was obligated to pay $7.5 million for each milestone. Xenotech paid $7.5 million to satisfy the first milestone and has recorded a payable to GenPharm for the remaining $7.5 million. We recorded a liability of approximately $3.8 million in our balance sheet representing our equal share of the Xenotech obligation. The obligation was paid in November 1998. No additional payments will accrue under this agreement. We have recognized, as a non-recurring charge for cross-license and settlement, a total of $22.5 million. We concluded that the cost of the cross-license and settlement agreement was properly expensed under Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs" because the cross-license received by us from GenPharm is non-exclusive and has no alternate future uses for us. We also concluded that the $11.3 million was properly allocated from Cell Genesys because it related to the technology Cell Genesys contributed to Abgenix upon our organization. We do not have any future financial obligations under the cross-license and settlement agreement.

GOVERNMENT REGULATION

    Our product candidates under development are subject to extensive and rigorous domestic government regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If our products are marketed abroad, they also are subject to extensive regulation by foreign governments. Non-compliance with applicable requirements can result in fines, warning letters, recall or seizure of products, clinical study holds, total or partial suspension of production, refusal of the government to grant approvals, withdrawal of approval, and civil and criminal penalties.

    Abgenix believes its antibody products will be classified by the FDA as "biologic products" as opposed to "drug products". The steps ordinarily required before a biological product may be marketed in the United States include:

    - preclinical testing;

    - the submission to the FDA of an investigational new drug application ("IND"), which must become effective before clinical trials may commence;

    - adequate and well-controlled clinical trials to establish the safety and efficacy of the biologic;

    - the submission to the FDA of a Biologics License Application; and

    - FDA approval of the application, including approval of all product labeling.

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
    Preclinical testing includes laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. Preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding good laboratory practices. The results of the preclinical tests together with manufacturing information and analytical data are submitted to the FDA as part of the IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. If we submit an IND, our submission may not result in FDA authorization to commence clinical trials. Also, the lack of an objection by the FDA does not mean it will ultimately approve an application for marketing approval. Furthermore, we may encounter problems in clinical trials that cause us or the FDA to delay, suspend or terminate our trials.

    Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with Good Clinical Practices under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Institutional Review Board ("IRB") and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial.

    Clinical trials are conducted in three sequential phases that may overlap. Phase I clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of a Phase I clinical trial is to establish initial data about safety and tolerance of the biologic agent in humans. In Phase II clinical trials, evidence is sought about the desired therapeutic efficacy of a biologic agent in limited studies of patients with the target disease. Efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data are also gathered from these studies. The Phase III clinical trial program consists of expanded, large-scale, multi-center studies of persons who are susceptible to or have developed the disease. The goal of these studies is to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosage regimen.

    Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, delays or rejections by regulatory authorities may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

    Only three of our product candidates, ABX-CBL, ABX-IL8, and ABX-EGF are currently in clinical trials. Patient follow-up for these clinical trials has been limited. To date, we have not obtained enough data from these clinical trials to demonstrate safety and efficacy under applicable FDA guidelines. As a result, such data will not support an application for regulatory approval without further clinical trials. Clinical trials conducted by Abgenix or by third parties on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for ABX-CBL, ABX-IL8, ABX-EGF or any other potential product candidates. Regulatory authorities may not permit us to undertake any additional clinical trials for our product candidates.

    Our other product candidates are still in preclinical development, and we have not submitted INDs or begun clinical trials for these product candidates. Our preclinical or clinical development efforts may not be successfully completed. Further INDs may not be filed. Clinical trials may not commence as planned.

    Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

    - inability to manufacture sufficient quantities of materials for use in clinical trials;

    - slower than expected rate of patient recruitment;

    - inability to adequately follow patients after treatment;

    - unforeseen safety issues;

    - lack of efficacy during the clinical trials; or

    - government or regulatory delays.

    We have limited experience in conducting and managing clinical trials. We rely on third parties, including our collaborative partners, to assist us in managing and monitoring clinical trials. Our reliance on third parties may result in delays in completing, or failing to complete, clinical trials if they fail to perform under our agreements with them.

    Our product candidates may fail to demonstrate safety and efficacy in clinical trials. Such failure may delay development of other product candidates, and hinder our ability to conduct related preclinical testing and clinical trials. As a result of such failures, we may also be unable to obtain additional financing. Our business, financial condition and results of operations will be materially adversely affected by any delays in, or termination of, our clinical trials.

    Abgenix and our contract manufacturer also are required to comply with the applicable FDA current good manufacturing practice ("cGMP") regulations. cGMP regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. The facilities must be approved before they can be used in commercial manufacturing of our products. Abgenix or our contract manufacturer may not be able to comply with the applicable cGMP requirements and other FDA regulatory requirements. If Abgenix or our contract manufacturer fails to comply, our business, financial condition and results of operations will be materially adversely affected.

    For clinical investigation and marketing outside the United States, we may be subject to the regulatory requirements of other countries, which vary from country to country. The regulatory approval process in other countries includes requirements similar to those associated with FDA approval set forth above.

COMPETITION

    The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. We are aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Many of these companies are addressing the same diseases and disease indications as Abgenix or our collaborative partners. Also, we compete with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include Medarex, Medarex's joint venture partner, Kirin Brewing Co., Ltd, Cambridge Antibody Technology Group plc, Protein Design Labs, Inc. and MorphoSys AG.

    Some of our competitors have received regulatory approval or are developing or testing product candidates that may compete directly with our product candidates. For example, SangStat Medical Corp. and Protein Design Labs market organ transplant rejection products that may compete with ABX-CBL, which is in clinical trials. In addition, MedImmune, Inc. has a potential antibody product candidate in clinical trials for graft versus host disease. We are also aware that several companies, including Genentech, Inc., have potential product candidates that may compete with ABX-IL8. Furthermore, we are aware that ImClone Systems, Inc., Medarex, AstraZeneca and OSI Pharmaceuticals, Inc. in collaboration with Pfizer, have potential antibody and small molecule product candidates already in clinical development that may compete with ABX-EGF.

    Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in:

    - developing products;

    - undertaking preclinical testing and human clinical trials;

    - obtaining FDA and other regulatory approvals of products; and

    - manufacturing and marketing products.

    Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products before us. If we commence commercial product sales, we will be competing against companies with greater marketing and manufacturing capabilities, areas in which we have limited or no experience.

    We also face, and will continue to face, competition from academic institutions, government agencies and research institutions. There are numerous competitors working on products to treat each of the diseases for which we are seeking to develop therapeutic products. In addition, any product candidate that we successfully develop may compete with existing therapies that have long histories of safe and effective use. Competition may also arise from:

    - other drug development technologies and methods of preventing or reducing the incidence of disease;

    - new small molecules; or

    - other classes of therapeutic agents.

    Developments by others may render our product candidates or technologies obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than ours.

PHARMACEUTICAL PRICING AND REIMBURSEMENT

    In both domestic and foreign markets, sales of our product candidates will depend in part upon the availability of reimbursement from third-party payors. Third-party payors include government health administration authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of our products. These studies may require us to provide a significant amount of resources. Our product candidates may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals may change before our proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for pharmaceuticals. If the government and third party payors fail to provide adequate coverage and reimbursement rates for our product candidates, the market acceptance of our products may be adversely affected. If our products do not receive market acceptance, our business, financial condition and results of operations will be materially adversely affected.

MANUFACTURING

    We are in the planning stages of establishing our own pilot scale manufacturing facility for the manufacture of products for Phase I and Phase II clinical trials, in compliance with FDA good manufacturing practices. We are currently in negotiations for a long term lease for this facility, which we expect to enter into within approximately the next two weeks, but we may not consummate this, or any other, lease. Once we have leased a facility, the construction schedules may take longer than expected, and the planned and actual construction costs of building and qualifying the facility for regulatory compliance may be higher than expected. The process for manufacture of antibody products is complex. We have no experience in clinical or commercial scale manufacture of ABX-CBL, ABX-IL8 and ABX-EGF, or any other antibody products. Such antibody products will also need to be manufactured in a facility and by a process which complies with FDA and other regulations. It may take a substantial period of time to begin producing antibodies in compliance with such regulations. If we are unable to establish and maintain such manufacturing facility within our planned time and costs parameters, the development and sales of our products and our financial performance may be adversely affected.

    We currently rely, and will continue to rely for at least the next two years, on a sole source contract manufacturer to produce ABX-CBL, ABX-IL8 and ABX-EGF under good manufacturing practice regulations, for use in our clinical trials. Our contract manufacturer has a limited number of facilities in which our product candidates can be produced. Our contract manufacturer has limited experience in manufacturing ABX-CBL, ABX-IL8 and ABX-EGF in quantities sufficient for conducting clinical trials or for commercialization. We currently rely on our contract manufacturer to produce our product candidates under good manufacturing practice regulations, which meet acceptable standards for our clinical trials.

    Contract manufacturers often encounter difficulties in scaling up production, including problems involving production yields, quality control and assurance, shortage of qualified personnel, compliance with FDA regulations, production costs, and development of advanced manufacturing techniques and process controls. Our contract manufacturer may not perform as agreed or may not remain in the contract manufacturing business for the time required by us to successfully produce and market our product candidates. If our contract manufacturer fails to deliver the required quantities of our product candidates for clinical use on a timely basis and at commercially reasonable prices, and we fail to find a replacement manufacturer or develop our own manufacturing capabilities, our business, financial condition and results of operations will be materially and adversely affected.

EMPLOYEES

    As of December 31, 1999, we employed 73 persons, of whom 20 hold Ph.D. or M.D. degrees and 32 hold other advanced degrees. Approximately 60 employees are engaged in research and development, and 13 support administration, finance, management information systems and human resources.

    Our success will depend in large part upon our ability to attract and retain employees. We face competition in this regard from other companies, research and academic institutions, government entities and other organizations. We believe that we maintain good relations with our employees.

FACILITIES

    We are currently leasing 52,400 square feet of office and laboratory facilities in Fremont, California. Our lease expires in the year 2007 with options to extend. We believe that our current facilities are adequate for our needs for the foreseeable future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms. We are also in the planning stages of establishing our own pilot scale manufacturing facility and are currently in negotiations for a long term lease for this facility which we expect to enter into within approximately the next two weeks. The anticipated term for this lease is expected to be 15 years. However, we may not consummate this or any other lease.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

SCIENTIFIC ADVISORY BOARD

    We have established a Scientific Advisory Board to provide specific expertise in areas of research and development relevant to our business. The Scientific Advisory Board meets periodically with our scientific and development personnel and management to discuss our present and long-term research and development activities. Scientific Advisory Board members include:

Anthony DeFranco, M.D., Ph.D...........  Professor, Biochemistry and Biophysics
                                         University of California, San Francisco
John Gallin, M.D.......................  Director
                                         Warren Grant Magnusen Clinical Center,
                                         National Institute of Health
Raju S. Kucherlapati, Ph.D.............  Professor and Chair, Molecular Genetics
                                         Albert Einstein College of Medicine
Michel Nussenzweig, M.D., Ph.D.........  Professor, Molecular Immunology
                                         The Rockefeller University
Greg Went..............................  President and CEO, Kira Pharmaceuticals

                                   MANAGEMENT

    The following table sets forth certain information as of January 1, 2000, with respect to our executive officers and directors.

NAME                                             AGE      POSITION
----                                           --------   --------
R. Scott Greer...............................     41      President, Chief Executive Officer and Director

C. Geoffrey Davis, Ph.D......................     48      Chief Scientific Officer

Kurt W. Leutzinger...........................     48      Chief Financial Officer

Gisela M. Schwab, M.D........................     43      Vice President, Clinical Development

Raymond M. Withy, Ph.D.......................     44      Chief Business Officer

Stephen A. Sherwin, M.D.(1)(2)...............     51      Chairman of the Board

M. Kathleen Behrens, Ph.D.(2)................     47      Director

Raju S. Kucherlapati, Ph.D...................     57      Director

Mark B. Logan(1)(2)..........................     61      Director

Joseph E. Maroun.............................     70      Director

---------

(1) Member of the compensation committee.

(2) Member of the audit committee.

    R. SCOTT GREER, has served as our President and Chief Executive Officer and as one of our directors since June 1996. He also serves as a director of Xenotech. From July 1994 to July 1996, Mr. Greer was Senior Vice President of Corporate Development at Cell Genesys. From April 1991 to July 1994, Mr. Greer was Vice President of Corporate Development and from April 1991 to
September 1993 was Chief Financial Officer of Cell Genesys. From 1986 to 1991, Mr. Greer held various positions at Genetics Institute, Inc., a biotechnology company, including Director, Corporate Development. Mr. Greer received a BA in economics from Whitman College and an MBA from Harvard University and is a certified public accountant.

    C. GEOFFREY DAVIS, PH.D., has served as our Vice President, Research since June 1996 and Chief Scientific Officer since January 2000. From January 1995 to June 1996, Dr. Davis was Director of Immunology at the Xenotech Division of Cell Genesys. From November 1991 to December 1994, he served at Repligen Corporation, a biotechnology company, first as Principal Investigator and then as Director of Immunology. Dr. Davis received a BA from Swarthmore College and a Ph.D. in immunology from the University of California, San Francisco.

    KURT W. LEUTZINGER, has served as our Chief Financial Officer since
July 1997. From June 1987 to July 1997, Mr. Leutzinger was a Vice-President of General Electric Investments and a portfolio manager of the $27 billion General Electric Pension Fund. There, he was responsible for private equity investments with a focus on medical technology. Mr. Leutzinger received a BA in economics from Fairleigh Dickinson University and an MBA in finance from New York University and is a certified public accountant.

    GISELA M. SCHWAB, M.D., joined Abgenix as the Vice President, Clinical Development in November 1999. From September 1992 to October 1999, Dr. Schwab held various positions at Amgen, Inc., a biotechnology company, most recently as Director, Clinical Research and Therapeutic Area Team Leader for Oncology/Hematology. Dr. Schwab received an M.D. from the University of Heidelberg in Germany. She is board certified in Hematology and Oncology and has performed research in molecular biology at the National Cancer Institute in Bethesda, Maryland, and at the French National Institute for Health and Research in Paris.

    RAYMOND M. WITHY, PH.D., has served as our Vice President, Corporate Development since June 1996 and Chief Business Officer since January 2000. He also serves as a director of Xenotech. From May 1993 to June 1996, Dr. Withy served in various positions at Cell Genesys, most recently as Director of Business Development. From 1991 to May 1993, Dr. Withy was a private consultant to the biotechnology industry in areas of strategic planning, business development and licensing. From 1984 to 1991, Dr. Withy was an Associate Director and Senior Scientist at Genzyme Corporation, a biotechnology company. Dr. Withy received a B.Sc. in chemistry and biochemistry and a Ph.D. in biochemistry, both from the University of Nottingham.

    STEPHEN A. SHERWIN, M.D., has served as our Chairman of the Board since
June 1996. Since March 1990, Dr. Sherwin has served as President, Chief Executive Officer and a director of Cell Genesys. Since March 1994, he has served as Chairman of the Board of Cell Genesys. From 1983 to 1990, Dr. Sherwin held various positions at Genentech, Inc., a biotechnology company, most recently as Vice President, Clinical Research. Dr. Sherwin currently serves as a Director of the California Healthcare Institute and Neurocrine Biosciences, Inc.. Dr. Sherwin received a BA in biology from Yale University and an M.D. from Harvard Medical School.

    M. KATHLEEN BEHRENS, PH.D., has served as one of our directors since December 1997. Dr. Behrens joined Robertson Stephens Investment Management Co. in 1983 and became a general partner in 1986 and a managing director in 1993. In 1988, Dr. Behrens joined the venture capital group of Robertson Stephens Investment Management Co. and has helped in the founding of three biotechnology companies: Mercator Genetics, Inc., Protein Design Laboratories, Inc. and COR Therapeutics, Inc. Dr. Behrens is currently president and a director of the National Venture Capital Association. Dr. Behrens received a Ph.D. in microbiology from the University of California, Davis, where she performed genetic research for six years.

    RAJU S. KUCHERLAPATI, PH.D., has served as one of our directors since
June 1996. Dr. Kucherlapati was a founder of Cell Genesys and served as a director of Cell Genesys from 1988 to 1999. Since July 1989, he has been the Saul and Lola Kramer Professor and the Chairman of the Department of Molecular Genetics at the Albert Einstein College of Medicine. Dr. Kucherlapati also serves as a director of Valentis Corp. and Millennium Pharmaceuticals, Inc.
Dr. Kucherlapati received a BS in biology from Andhra University in India and a Ph.D. in genetics from the University of Illinois, Urbana.

    MARK B. LOGAN, has served as one of our directors since August 1997.
Mr. Logan has served as Chairman of the Board, President and Chief Executive Officer of VISX, Incorporated, a medical device company, since November 1994. From January 1992 to October 1994, he was Chairman of the Board and Chief Executive Officer of INSMED Pharmaceuticals, Inc., a pharmaceutical company. Previously, Mr. Logan held several senior management positions at Bausch & Lomb, Inc., a medical products company, including Senior Vice President, Healthcare and Consumer Group and also served as a member of its board of directors. Mr. Logan currently serves as a director of Somnus Medical Technologies, Inc. Mr. Logan received a BA from Hiram College and a PMD from Harvard Business School.

    JOSEPH E. MAROUN, has served as one of our directors since July 1996 and has served as a director of Cell Genesys since June 1995. Mr. Maroun spent 30 years with Bristol-Myers Squibb, a pharmaceuticals company, serving until his retirement in 1990, at which time he was President of the International Group, Senior Vice President of the corporation, and a member of its Policy Committee. He also headed the U.S.-Japan Pharmaceutical Advisory Group. Mr. Maroun received a BA from the University of Witwaterrand, Johannesburg.

COMMITTEES OF THE BOARD OF DIRECTORS

    Our compensation committee consists of Dr. Sherwin and Mr. Logan. The compensation committee makes recommendations regarding our various incentive compensation and benefit plans and determines salaries for our executive officers and incentive compensation for our employees and consultants.

    Our audit committee consists of Dr. Sherwin, Mr. Logan and Dr. Behrens. The audit committee makes recommendations to the board of directors regarding the selection of our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our control functions.

BOARD COMPOSITION

    Our amended and restated bylaws provide that the number of members of our board of directors shall be determined by the board of directors. The number of directors is currently set at seven. All members of our board of directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

    We have entered into a governance agreement with Cell Genesys which provides that so long as Cell Genesys or a group to which it belongs owns a specific percentage of our outstanding voting stock, Cell Genesys or the group shall have the right to nominate a fixed number of directors to serve on our board. The details of this arrangement are set forth in the table below:

PERCENTAGE OWNERSHIP                                         NUMBER OF DIRECTORS
--------------------                                         -------------------
50% or more................................................      4 out of 7
Less than 50% but greater than 25%.........................      3 out of 7
Less than 25% but greater than 15%.........................      1 out of 7

    The governance agreement also provides that Cell Genesys and each of our officers and directors who owns voting stock shall agree to vote for the persons nominated as set forth above. We may be adversely impacted by the significant influence which Cell Genesys will have with respect to matters affecting us.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of our compensation committee was, at any time since our formation, an officer or employee of Abgenix. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

    Our non-employee directors currently receive $5,000 per year in retainer plus $1,000 per board meeting attended as cash compensation for their service as members of our board of directors, and are reimbursed for certain expenses in connection with attendance at our board and committee meetings. We provide $500 per meeting as additional compensation for committee participation or special assignments of the board of directors. From time to time, some of our directors have received grants of options to purchase shares of our common stock pursuant to the 1996 Incentive Stock Plan. On June 4, 1997, R. Scott Greer, Stephen A. Sherwin, Raju S. Kucherlapati and Joseph E. Maroun received options to purchase 67,500, 10,000, 7,500, and 7,500 shares of our common stock, respectively, at a per share exercise price of $2.50. On August 8, 1997, Mark B. Logan received an option to purchase 30,000 shares of our common stock at a per share exercise price of $4.00. On December 11, 1997, Raju S.

Kucherlapati received an option to purchase 20,000 shares of our common stock at a per share exercise price of $5.00. There were no other director option grants in 1997. On February 18, 1998, R. Scott Greer, Stephen A. Sherwin, M. Kathleen Behrens, Raju S. Kucherlapati, Mark B. Logan and Joseph E. Maroun received options to purchase 40,000, 5,900, 30,000, 4,400, 3,200 and 4,400 shares of our common stock, respectively, at a per share exercise price of $6.00. On June 15, 1998, Stephen A. Sherwin received options to purchase 10,000 shares of our common stock at a per share exercise price of $10.00. Beginning with the 1999 annual meeting of stockholders, our non-employee directors are eligible to receive nondiscretionary, automatic grants of options to purchase shares of our common stock pursuant to the 1998 Director Option Plan. Accordingly, Stephen A. Sherwin, M. Kathleen Behrens, Raju S. Kucherlapati, Mark B. Logan and Joseph E. Maroun each received options to purchase 7,500 shares of our common stock at a per share exercise price of $14.375.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid by us during the years ended December 31, 1999, 1998 and 1997 to our President and Chief Executive Officer and to our four other most highly compensated executive officers, each of whose aggregate compensation during our last fiscal year exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                                                           ------------
                                                     ANNUAL COMPENSATION    SECURITIES
                                                     -------------------    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION            FISCAL YEAR    SALARY     BONUS       OPTIONS      COMPENSATION
---------------------------            -----------   --------   --------   ------------   ------------
R. Scott Greer.......................     1999       $283,147   $200,000      135,000       $     --
  President and Chief Executive           1998        267,120         --       40,000             --
  Officer
                                          1997        252,000     55,200       67,500          4,112(1)
C. Geoffrey Davis, Ph.D..............     1999        184,546    100,000       38,250          1,482(2)
  Chief Scientific Officer                1998        165,350         --       10,000             --
                                          1997        152,250     21,750       25,500          1,974(2)
Kurt W. Leutzinger(3)................     1999        187,922    100,000       38,250          4,940(4)
  Chief Financial Officer                 1998        179,830         --       12,750         19,623(5)
                                          1997         81,555         --      100,000        127,059(6)
Gisela M. Schwab, M.D.(7)............     1999         36,667    100,000      100,000             --
  Vice President, Clinical
  Development
Raymond M. Withy, Ph.D...............     1999        184,547    100,000       38,250             --
  Chief Business Officer                  1998        165,350         --       10,000             --
                                          1997        152,250     21,750       25,500             --

---------

(1) Consists of imputed interest income on a loan from Abgenix to Mr. Greer.

(2) Consists of imputed interest income on a loan from Abgenix to Dr. Davis.

(3) Mr. Leutzinger has been our Chief Financial Officer since July 1997. His 1997 annualized salary was $175,000.

(4) Consists of imputed interest income on a loan from Abgenix to Mr.
    Leutzinger.

(5) Consists of $18,714 for reimbursement of relocation expenses and $909 for imputed interest income on a loan from Abgenix to Mr. Leutzinger.

(6) Consists of $126,568 for reimbursement of relocation expenses and $491 for imputed interest income on a loan from Abgenix to Mr. Leutzinger.

(7) Dr. Schwab has been our Vice President, Clinical Development since November 1999. Her 1999 annualized salary was $220,000.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table provides information relating to stock options awarded to each of the named executive officers during the year ended December 31, 1999. All these options were awarded under our 1996 Incentive Stock Plan.

                                               INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE VALUE AT
                               --------------------------------------------------              ASSUMED
                               NUMBER OF     PERCENT OF                                 ANNUAL RATES OF STOCK
                               SECURITIES   TOTAL OPTIONS                                PRICE APPRECIATION
                               UNDERLYING      GRANTED                                   FOR OPTIONS TERM(4)
                                OPTIONS       IN FISCAL     EXERCISE   EXPIRATION   -----------------------------
NAME                           GRANTED(1)      1999(2)      PRICE(3)      DATE           5%              10%
----                           ----------   -------------   --------   ----------   -------------   -------------
R. Scott Greer...............   135,000         13.1%        $15.00      1/11/09     $1,273,050      $3,227,850
C. Geoffrey Davis, Ph.D......    38,250          3.7          15.00      1/11/09        360,698         914,558
Kurt W. Leutzinger...........    38,250          3.7          15.00      1/11/09        360,698         914,558
Gisela M. Schwab, M.D........   100,000          9.7          39.00     10/26/09      2,453,000       6,216,000
Raymond M. Withy, Ph.D.......    38,250          3.7          15.00      1/11/09        360,698         914,558

---------

(1) The options granted to Mr. Greer, Mr. Leutzinger and Drs. Davis and Withy became exercisable as to 1/48th of the option shares on the date of grant and an additional 1/48th of the option shares become exercisable on the first day of each calendar month thereafter, with full vesting occurring four years after the date of grant. The options granted to Dr. Schwab become exercisable as to 25% of the option shares one year from the date of grant and 1/48th of the option shares become exercisable on the first day of each calendar month thereafter, with full vesting occurring four years after the date of grant. In each case, vesting is subject to the optionee's continued relationship with Abgenix. These options expire ten years from the date of grant, or earlier upon termination of employment.

(2) Based on an aggregate of 1,027,875 options granted by Abgenix in the year ended December 31, 1999 to our employees, non-employee directors of and consultants, including the named executive officers.

(3) Options were granted at an exercise price equal to the fair market value of our common stock, as determined by our board of directors on the date of grant.

(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. We cannot provide any assurance to any executive officer or any other holder of our securities that the actual stock price appreciation over the option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of our common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers. The potential realizable value is calculated by assuming that the fair value of our common stock on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. The potential realizable value computation is net of the applicable exercise price, but does not take into account applicable federal or state income tax consequences and other expenses of option exercises or sales of appreciated stock.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth for each of the named executive officers the number of shares of common stock acquired and the dollar value realized upon exercise of options during the year ended December 31, 1999 and the number and value of securities underlying unexercised options held at December 31, 1999:

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                             OPTIONS AT              IN-THE-MONEY OPTIONS AT
                           SHARES                         DECEMBER 31, 1999           DECEMBER 31, 1999(2)
                          ACQUIRED        VALUE      ---------------------------   ---------------------------
NAME                     ON EXERCISE   REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   -----------   -----------   -------------   -----------   -------------
R. Scott Greer.........     15,000     $1,969,125      175,303        188,082      $22,533,549    $23,156,072
C. Geoffrey Davis,
  Ph.D.................     58,000      5,749,289       57,649         58,101        7,419,398      7,194,777
Kurt W. Leutzinger.....     70,000      7,365,676        5,555         75,445          652,713      9,416,972
Gisela M. Schwab,
  M.D..................         --             --           --        100,000               --      9,350,000
Raymond M. Withy,
  Ph.D.................         --             --       80,233         58,101       10,398,228      7,194,777

---------

(1) Value realized reflects the fair market value of our common stock underlying the option on the date of exercise minus the aggregate exercise price of the option.

(2) Value of unexercised in-the-money options are based on a value of $132.50 per share, the closing price of our common stock on December 31, 1999. Amounts reflected are based on the value of $132.50 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.

STOCK PLANS

    1996 INCENTIVE STOCK PLAN. As of December 31, 1999, a total of 2,891,250 shares of common stock have been authorized for issuance under our 1996 Incentive Stock Plan, or the Incentive Plan. Under the Incentive Plan, as of December 31, 1999, options to purchase an aggregate of 1,719,977 shares were outstanding, 901,407 shares of common stock had been purchased pursuant to exercises of stock options and stock purchase rights and 269,866 shares were available for future grant.

    The Incentive Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, nonqualified stock options and stock purchase rights to our employees, consultants and nonemployee directors. Incentive stock options may be granted only to employees. The Incentive Plan is administered by the board of directors or a committee appointed by the board of directors, which determines the terms of awards granted, including the exercise price, the number of shares subject to the award and the exercisability. The exercise price of incentive stock options granted under the Incentive Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price will be no less than 110% of the fair market value. The exercise price of nonqualified stock options is set by the administrator of the Incentive Plan. However, for any person holding more than 10% of the voting power of all classes of our stock, the exercise price will be no less than 110% of the fair market value. The maximum term of options granted under the Incentive Plan is ten years.

    An optionee whose relationship with Abgenix or any related corporation ceases for any reason, other than death or total and permanent disability, may exercise options in the three-month period following such cessation, or such other period of time as determined by the administrator, unless the options terminate or expire sooner, or for nonstatutory stock options, later, by their terms. The three-month period is extended to twelve months for terminations due to death or total and permanent disability. In the event of a merger of Abgenix with or into another corporation, any outstanding options may either by assumed or an equivalent option may be substituted by the surviving entity or, if the options are not assumed or substituted, such options shall become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the board of directors shall notify optionees that all options shall be fully exercisable for a period of 30 days, after which the options shall terminate.

    None of our employees may be granted, in any fiscal year, options to purchase more than 750,000 shares, 1,500,000 shares in the case of a new employee's initial employment with Abgenix. The Incentive Plan will terminate in June 2006, unless sooner terminated by the board of directors.

    The board of directors may also grant stock purchase rights to employees and consultants under the Incentive Plan. These grants are made pursuant to a restricted stock purchase agreement, and the price to be paid for the shares granted thereunder is determined by the administrator. Abgenix is generally granted a repurchase option exercisable on the voluntary or involuntary termination of the purchaser's employment with Abgenix for any reason, including death or disability. The repurchase price shall be the original purchase price paid by the purchaser. The repurchase option shall lapse at a rate determined by the administrator. Once the stock purchase right has been exercised, the purchaser shall have the rights equivalent to those of a stockholder.

    1998 EMPLOYEE STOCK PURCHASE PLAN. We have adopted the 1998 Employee Stock Purchase Plan, or the Purchase Plan, and have reserved a total of 250,000 shares of common stock for issuance under the Purchase Plan. The Purchase Plan also provides for an annual increase, commencing in 1999, in the number of shares reserved for issuance under the Purchase Plan equal to the lesser of 250,000, 1% of our outstanding capitalization or a lesser amount determined by the board, such that the maximum number of shares which could be reserved under the Purchase Plan over its term would be 2,500,000 shares. Under the Purchase Plan, as of December 31, 1999, 62,656 shares were issued and were outstanding, and 187,344 shares were available for future issuance. The Purchase Plan, which is intended to qualify under Section 423 of the Code, is administered by our board of directors or by a committee appointed by the board of directors.

    Under the Purchase Plan, Abgenix withholds a specified percentage, not to exceed 15%, of each salary payment to participating employees over the offering periods. Any employee who is currently employed for at least 20 hours per week and for at least five consecutive months in a calendar year, either by Abgenix or by one of our majority-owned subsidiaries, is eligible to participate in the Purchase Plan. Unless the board of directors or the committee determines otherwise, each offering period will run for 24 months and will be divided into consecutive purchase periods of approximately six months. The first offering period and the first purchase period commenced on July 2, 1998. New 24-month offering periods commence every six months on each November 1 and May 1. In the event of a change in control of Abgenix, including a merger of Abgenix with or into another corporation, or the sale of all or substantially all of our assets, the offering and purchase periods then in progress will be shortened.

    The price of common stock purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with Abgenix. The maximum number of shares that a participant may purchase on the last day of any offering period is determined by dividing the payroll deductions accumulated during the purchase period by the purchase price. However, no person may purchase shares under the Purchase Plan to the extent such person would own 5% or more of the total combined value or voting power of all classes of our capital stock or of any of our subsidiaries, or to the extent that such person's rights to purchase stock under all employee stock purchase plans would exceed $25,000 for any calendar year. The board of directors may amend the Purchase Plan at any time. The Purchase Plan will terminate in March 2008, unless terminated earlier in accordance with the provisions of the Purchase Plan.

    1998 DIRECTOR OPTION PLAN. We have adopted the 1998 Director Option Plan, or the Director Plan, and have reserved a total of 250,000 shares of common stock for issuance under the Director Plan. Each non-employee director who becomes an Abgenix director after July 2, 1998 will be automatically granted a nonstatutory option to purchase 30,000 shares of common stock on the date on which such person first becomes a director. At each annual stockholders meeting beginning with the 1999 annual stockholders meeting, each non-employee director is automatically granted a nonstatutory option to purchase 7,500 shares of common stock. The exercise price of options under the Director Plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the Director Plan is ten years. Each grant made prior to June, 1999 under the Director Plan vests as to 25% of the shares subject to the option one year after the date of grant and at a rate of 1/48th of the shares each month thereafter. Grants made after June, 1999 are fully vested upon grant. In the event we merge with or into another corporation, all outstanding options may either be assumed or an equivalent option may be substituted by the surviving entity or, if these options are not assumed or substituted, such options shall become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the board of directors shall notify optionees that all options shall be fully exercisable for a period of 30 days, after which these options shall terminate. In the event that a non-employee director is involuntarily terminated following option assumption, the option becomes fully vested and exercisable. The Director Plan will terminate in March 2008, unless terminated earlier in accordance with the provisions of the Director Plan.

    1999 NONSTATUTORY STOCK OPTION PLAN. We have adopted the 1999 Nonstatutory Stock Option Plan, or Nonstatutory Plan, and reserved a total of 1,400,000 shares of common stock for issuance to employees and consultants under the Nonstatutory Plan. As of December 31, 1999, options to purchase an aggregate of 226,700 shares were outstanding and 1,173,300 shares were available for future grants under the Nonstatutory Plan. The Nonstatutory Plan provides for the grant of stock options at no less than the public market closing price of the underlying common stock on the date of grant. Options granted under the Nonstatutory Plan generally have a term of ten years and vest over four years at the rate of 25% one year from the date of hire and 1/48 per month after that.

    An optionee whose relationship with us or any related corporation ceases for any reason, other than death or total and permanent disability, may exercise options within the time period specified by the terms of the option, to the extent it is vested on the date of the cessation, or, in the absence of a specified time, in the three-month period following such cessation. The three-month period is extended to twelve months for terminations due to death or total and permanent disability. In the event we or into another corporation, any outstanding options may either by assumed or an equivalent option may be substituted by the surviving entity or, if the options are not assumed or substituted, the options shall become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the board of directors shall notify optionees that all options shall be fully exercisable for a period of 15 days, after which the options shall terminate.

401(k) PLAN

    All of our employees who are located in the United States and who work a minimum of 30 hours per week are eligible to participate in our 401(k) Retirement Plan. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service Regulations and to have the amount of this reduction contributed to the 401(k) Plan. The 401(k) Plan permits us, but does not require us, to make additional matching contributions on behalf of all participants in the 401(k) Plan. We have not made any matching contributions to the 401(k) Plan. The 401(k) Plan is intended to qualify under
Section 401(k) of the Code so that contributions to the 401(k) Plan by employees or by Abgenix, and the investment earnings on these contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and that our contributions, if any, will be deductible by us when made.

CHANGE IN CONTROL ARRANGEMENTS

    We have entered into Change of Control Severance Agreements with Messrs. Greer, Davis, Leutzinger and Withy and Ms. Schwab. The agreements provide that if any of the following events occurs within 24 months following a change of control then we, or the company with which we merge, must pay the affected officer his salary and bonus, at the rate in effect just prior to the change of control, for one year or, in Mr. Greer's case, two years:

    - termination of the officer's employment without good cause;

    - material reduction in the officer's salary or benefits or a substantial reduction of the officer's perquisites, such as office space, without his consent or good business reason;

    - significant reduction in the officer's duties, position or responsibilities without his consent; or

    - relocation of the officer's employment by more than 35 miles without his consent.

    The agreements further provide for "gross up" payments to the officers in the event that they are subject to the tax code's excise tax on so-called "excess parachute payments."

    Our board of directors has approved a plan which provides that in the event of a change in control of Abgenix, the options of each Abgenix employee whose employment is terminated without cause within 24 months of the change in control will become exercisable in full.

    For these purposes, a change in control includes: (1) a person becoming the beneficial owner of 50% or more of our outstanding voting securities,
(2) certain changes in the composition of our board of directors occurring within a two-year period or (3) a merger or consolidation in which Abgenix stockholders immediately before the transaction own immediately after the transaction less than a majority of the outstanding voting securities of the surviving entity, or its parent.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

    Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (1) any breach of their duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payments of dividends or unlawful stock repurchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our amended and restated bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our amended and restated bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the amended and restated bylaws would permit indemnification.

    We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our amended and restated bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person's services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

OUR INCORPORATION AND ORGANIZATION

    Pursuant to the terms of the stock purchase and transfer agreement between Abgenix and Cell Genesys, we issued 1,691,667 shares of series A senior convertible preferred stock to Cell Genesys in exchange for $10 million, and we issued 2,058,333 shares of series 1 subordinated convertible preferred stock to Cell Genesys in exchange for research, development and manufacturing technology, patents and other intellectual property specific to the antibody therapy programs to be pursued by Abgenix, including Cell Genesys' interest in Xenotech, and certain equipment, furniture and fixtures leased by Cell Genesys. We are responsible for the remaining lease obligations for such capital equipment which total approximately $30,000 per month. Cell Genesys also assigned us two notes receivable totaling $150,000.

    On July 15, 1996, Abgenix, in exchange for a loan in the principal amount of up to $4,000,000, issued a convertible promissory note to Cell Genesys that subsequently was converted into 666,667 shares of series A preferred stock at a conversion price of $6.00 upon the closing of the series B preferred stock financing in December 1997. Also, in connection with, and contemporaneous to, the series B preferred stock financing, the shares of series A senior convertible preferred stock, and the shares of series 1 subordinated convertible preferred stock were converted into an aggregate 3,750,000 shares of series A preferred stock.

    Simultaneously with the execution of the stock purchase and transfer agreement, we entered into a governance agreement, tax sharing agreement, services agreement, and patent assignment agreement with Cell Genesys. In addition, we entered into an immunization services agreement, gene therapy agreement, and voting agreement with Cell Genesys. The immunization services agreement, gene therapy agreement, and voting agreement were superceded by the gene therapy rights agreement.

    The governance agreement with Cell Genesys provides that so long as Cell Genesys or a group to which it belongs owns a specific percentage of our outstanding voting stock, Cell Genesys or the group shall have the right to nominate a fixed number of directors to serve on our board. The details of this arrangement are set forth in the table below:

PERCENTAGE OWNERSHIP                                         NUMBER OF DIRECTORS
--------------------                                         -------------------
50% or more................................................       4 out of 7
Less than 50% but greater than 25%.........................       3 out of 7
Less than 25% but greater than 15%.........................       1 out of 7

The governance agreement also provides that Cell Genesys and each of our officers and directors who owns voting stock shall agree to vote for the persons nominated as set forth above.

    The tax sharing agreement provides for the allocation of federal and state tax liabilities between Abgenix and Cell Genesys. Pursuant to the terms of the agreement, we will pay to Cell Genesys the federal and state income and franchise tax liability that we would have owed if Cell Genesys had filed a separate tax return. If we realize a loss or credit that reduces the consolidated tax liability of Cell Genesys, then Cell Genesys shall pay us the amount of the reduction. The agreement shall remain in effect with respect to any taxable year for which consolidated or combined returns are filed by Cell Genesys as a common parent corporation and Abgenix is an includable party in such consolidated return. As of December 31, 1999, Cell Genesys' ownership of our outstanding capital stock was 19.6%. Therefore, a consolidated tax return will not be filed for 1999.

    Pursuant to the terms of the services agreement, Cell Genesys provided certain administrative services for a quarterly fee. In fiscal 1997, these fees totaled $60,000. No fees were incurred in 1998 or 1999, and Cell Genesys no longer provides services under this agreement.

    Pursuant to the terms of the patent assignment agreement, Cell Genesys assigned us all of its rights in and to certain patents and patent applications related to antibody development.

OTHER TRANSACTIONS WITH CELL GENESYS

    On January 23, 1997 and March 27, 1997, we issued two warrants to purchase an aggregate of 121,667 shares of series A preferred stock (convertible into 121,667 shares of common stock) to Cell Genesys at the exercise price per share of $6.00 in return for providing guarantees for the Loan and Security Agreement with Silicon Valley Bank and the Master Lease Agreement with Transamerica Business Credit Corporation. These warrants were exercised in January 2000.

    In October 1997, Cell Genesys extended a short-term, convertible line of credit facility to Abgenix. The credit facility terminated in accordance with its terms, without Abgenix drawing upon the credit facility, upon the closing of the series B preferred stock financing in December 1997.

    In November 1998, Cell Genesys sold 1,146,300 shares of Abgenix common stock to certain individuals and entities in a private placement. Pursuant to that sale, we agreed to register the shares under the Securities Act for resale to the public. Under the registration rights agreement, we must use reasonable efforts to cause this registration statement to be declared effective by the Securities and Exchange Commission as soon as practicable and to keep this registration statement, or a replacement, continuously effective under the Securities Act until the earlier of (1) November 18, 2000 or (2) such time as the selling stockholders have sold all shares offered by this prospectus, or a replacement prospectus.

XENOTECH TRANSACTION

    In December 1999, we paid $47.0 million to purchase Japan Tobacco's interest in the Xenotech joint venture, and an additional $10.0 million for its relinquishment of certain options and other rights under our collaboration agreement with Japan Tobacco. Additionally, Japan Tobacco paid us $6.0 million to acquire a license under additional technology, and $4.0 million to acquire a research license and options to acquire commercialization rights under the XenoMouse technology on a more limited basis than it did under our prior collaboration with Japan Tobacco.

BANCBOSTON ROBERTSON STEPHENS INC. RELATIONSHIP

    M. Kathleen Behrens, Ph.D., one of our directors, is also a managing director of Robertson Stephens Investment Management Co. Robertson Stephens Investment Management Co. was formerly affiliated with BancBoston Robertson Stephens Inc. BancBoston Robertson Stephens Inc. acted as one of our placement agents in the series B preferred stock financing in December 1997. BancBoston Robertson Stephens Inc. received approximately $759,000 in fees for services provided in the private placement. Also, persons and entities currently or formerly affiliated with Robertson Stephens Investment Management Co. and BancBoston Robertson Stephens Inc. purchased, in the aggregate, 784,616 shares of the series B preferred stock for an aggregate purchase price of approximately $5.1 million. BancBoston Robertson Stephens Inc. acted as the managing underwriter for our initial public offering in July 1998 and together with the other underwriters received approximately $1.6 million in discounts and commissions in connection with its services as the managing underwriter. In connection with Cell Genesys' sale of shares of our common stock to certain individuals and entities, BancBoston Robertson Stephens Inc. received approximately $475,000 in fees in connection with its services as placement agent. BancBoston Robertson Stephens Inc. acted as the managing underwriter for our public offering in March 1999 and together with the other underwriters received approximately $2.7 million in underwriting discounts and commissions in connection with its services as the managing underwriter. BancBoston Robertson Stephens Inc., together with the other underwriters, will receive approximately 4.5% of the public offering price for underwriting discounts and commissions in connection with its services as the managing underwriter of this offering. BancBoston Robertson Stephens Inc. is now known as FleetBoston Robertson Stephens Inc.

PREFERRED STOCK FINANCINGS

    In connection with the initial public offering of our common stock in July 1998, each outstanding share of preferred stock was converted into one share of common stock. The following directors and holders of more than 5% of our outstanding stock purchased the following shares of our preferred stock prior to the consummation of our initial public offering.

                                                                  PREFERRED STOCK
                                                              -----------------------
PREFERRED STOCKHOLDER                                         SERIES A       SERIES B
---------------------                                         ---------      --------
Cell Genesys(1).............................................  4,538,334           --
Robertson Stephens Investment Management Co. Entities(2)....         --      769,231
Stephen A. Sherwin, M.D.(3).................................  4,538,334           --
M. Kathleen Behrens, Ph.D.(4)...............................         --      784,616
Raju Kucherlapati, Ph.D.(5).................................  4,538,334       10,000
Joseph E. Maroun(6).........................................  4,538,334      153,846

---------

(1) Includes 121,667 shares issuable pursuant to warrants to purchase series A preferred stock outstanding as of December 31, 1999.

(2) Includes 56,280 shares held by Bayview Investors, LTD, 224,145 shares held by Crossover Fund II, L.P., 67,663 shares held by Crossover Fund IIA, L.P., 334,079 shares held by Omega Ventures II, L.P., 87,064 shares held by Omega Ventures II Cayman, L.P., collectively, the "RSIM Shares." Each of the above entities is currently or formerly affiliated with Robertson Stephens Investment Management Co.

(3) Includes 4,416,667 shares held by Cell Genesys and 121,667 shares issuable pursuant to warrants to purchase series A preferred stock outstanding as of December 31, 1999, collectively, the "Cell Genesys Owned Shares". Dr. Sherwin is an officer, director and beneficial stockholder of Cell Genesys. As such, he may be deemed to have voting and dispositive power over the Cell Genesys Owned Shares. However, Dr. Sherwin disclaims beneficial ownership of the Cell Genesys Owned Shares except to the extent of his pro rata pecuniary interest therein.

(4) Includes the RSIM Shares. Dr. Behrens, a managing director of Robertson Stephens Investment Management Co., disclaims beneficial ownership of the RSIM Shares except to the extent of her pro rata pecuniary interest therein. Currently, Crossover Fund II, Crossover Fund IIA, Omega Ventures II, L.P. and Omega Ventures II Cayman, L.P. are no longer affiliated with Robertson Stephens Investment Management Co.

(5) Includes the Cell Genesys Owned Shares. Dr. Kucherlapati is a director and beneficial stockholder of Cell Genesys. As such, he may be deemed to have voting power over the Cell Genesys Owned Shares. However, Dr. Kucherlapati disclaims beneficial ownership of the Cell Genesys Owned Shares except to the extent of his pro rata pecuniary interest therein.

(6) Includes the Cell Genesys Owned Shares. Mr. Maroun is a director and beneficial stockholder of Cell Genesys. As such, he may be deemed to have voting and dispositive power over the Cell Genesys Owned Shares. However, Mr. Maroun disclaims beneficial ownership of the Cell Genesys Owned Shares except to the extent of his pro rata pecuniary interest therein.

    Some holders of our common stock are entitled to certain registration rights.

    After the completion of this offering, Cell Genesys will beneficially own approximately 13.1% of our outstanding capital stock. As a result, Cell Genesys will have significant influence over all matters requiring the approval of our stockholders.

    Three of our directors, Stephen A. Sherwin, M.D., Raju S. Kucherlapati, Ph.D. and Joseph E. Maroun are also directors of Cell Genesys. Dr. Sherwin is also the Chairman of the Board and Chief Executive Officer of Cell Genesys.

TRANSACTIONS WITH EMPLOYEES

    On May 27, 1997, John A. Lipani, M.D. our prior Vice President, Clinical Development, and Abgenix entered into a relocation loan agreement pursuant to which we loaned $100,000 to Dr. Lipani in exchange for a promissory note secured by a deed of trust. This loan was repaid in full in 1999. In addition, Dr. Lipani received a $35,000 loan from Abgenix to assist with relocation expenses. The $35,000 loan, which is evidenced by a promissory note, was forgiven in April 1998 when Dr. Lipani completed 12 months of employment with Abgenix.

    On December 2, 1992, R. Scott Greer, our President and Chief Executive Officer, and Cell Genesys entered into a relocation loan agreement pursuant to which Cell Genesys loaned $100,000 to Mr. Greer in exchange for an interest-free promissory note secured by shares of Cell Genesys' common stock owned by Mr. Greer. In June 1996, Cell Genesys assigned its rights under the promissory note to Abgenix. Mr. Greer repaid the entire loan to Abgenix in September 1997.

    On April 21, 1995, C. Geoffrey Davis, Ph.D. our Vice President, Research, and Cell Genesys entered into a relocation loan agreement pursuant to which Cell Genesys loaned $30,000 to Dr. Davis in exchange for a promissory note secured by a deed of trust. No interest accrues on the loan until January 1, 2000. In
June 1996, Cell Genesys assigned its rights under the promissory note to Abgenix. As of December 31, 1999, the outstanding principal balance was $30,000.

    On August 26, 1997, Kurt Leutzinger received a $25,000 loan from Abgenix to assist with relocation expenses. The $25,000 loan, which is evidenced by a full recourse promissory note, was forgiven in July 1998 when Mr. Leutzinger completed 12 months of employment with Abgenix. On February 27, 1998,
Mr. Leutzinger and Abgenix entered into a relocation loan agreement pursuant to which Abgenix loaned $100,000 to Mr. Leutzinger in exchange for a promissory note secured by a deed of trust. No interest accrues on the loan until June 30, 2003. As of December 31, 1999, the outstanding principal balance of the promissory note was $100,000.

    The board of directors approved Gisela M. Schwab's compensation package which includes a $100,000 loan to assist with relocation expenses in exchange for a promissory note secured by a deed of trust. No interest will accrue on the loan for the first five years. As of December 31, 1999, no balance was outstanding under this loan.

    We have entered into indemnification agreements with each of our directors and executive officers.

    All future transactions, including any loans from Abgenix to our officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to Abgenix than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 1999, and as adjusted to reflect the sale of the common stock being offered by this prospectus by (1) each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock, (2) each of our directors, (3) each of our executive officers, (4) all of our directors and executive officers as a group and (5) the selling stockholder. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all the shares of common stock owned by them.

                                        SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                      OWNED PRIOR TO OFFERING                     OWNED AFTER OFFERING
                                      -----------------------     NUMBER OF      ----------------------
                                        NUMBER     PERCENT(1)   SHARES OFFERED    NUMBER     PERCENT(1)
                                      ----------   ----------   --------------   ---------   ----------
BENEFICIAL OWNER
Cell Genesys(2).....................  3,392,034       19.6%        840,000       2,552,034      13.1%
  342 Lakeside Drive
  Foster City, CA 94404
Joseph E. Maroun(3).................  3,587,638       20.9                       2,747,638      14.1
Stephen A. Sherwin, M.D.(4).........  3,495,644       20.2                       2,655,644      13.6
Raju S. Kucherlapati, Ph.D.(5)......     62,591          *                          62,591         *
M. Kathleen Behrens, Ph.D.(6).......     39,135          *                          39,135         *
R. Scott Greer(7)...................    215,759        1.2                         215,759       1.1
C. Geoffrey Davis, Ph.D.(8).........     64,888          *                          64,888         *
Raymond M. Withy, Ph.D.(9)..........     93,173          *                          93,173         *
Kurt W. Leutzinger(10)..............     13,014          *                          13,014         *
Gisela M. Schwab....................          0          *                               0         *
Mark B. Logan(11)...................     27,358          *                          27,358         *
All directors and executive officers
  as a group (10 persons)(12).......  4,207,166       23.5%                      3,367,166      16.8%

---------

* Represents beneficial ownership of less than one percent of the common stock.

(1) Beneficial ownership is determined in accordance with the rules of Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the stockholders named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 17,167,272 shares of common stock outstanding as of December 31, 1999 and 19,327,272 shares outstanding after the completion of this offering.

(2) Consists of 3,270,367 shares and 121,667 shares issuable pursuant to warrants exercisable within 60 days of December 31, 1999, referred to together as the "CG Shares."

(3) Includes the CG Shares. Also includes 41,758 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999. Mr. Maroun is a director and beneficial stockholder of Cell Genesys. As such, he may be deemed to have voting and dispositive power over the CG Shares. However, Mr. Maroun disclaims beneficial ownership of the CG Shares except to the extent of his pro rata pecuniary interest therein based upon his beneficial ownership of the capital stock of Cell Genesys.

(4) Includes the CG Shares. Also includes 103,610 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999. Dr. Sherwin is an officer, director and beneficial stockholder of Cell Genesys. As such, he may be deemed to have voting and dispositive power over the CG Shares. However, Dr. Sherwin disclaims beneficial ownership of the CG Shares except to the extent of his pro rata pecuniary interest therein based upon his beneficial ownership of the capital stock of Cell Genesys.

(5) Includes 52,591 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

(6) Includes 23,750 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

(7) Includes 196,865 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

(8) Includes 64,888 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

(9) Includes 87,472 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

(10) Includes 11,846 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

(11) Includes 27,358 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999.

(12) Includes 610,138 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999 and 121,667 shares subject to warrants.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Our amended and restated certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, $0.0001 par value per share and authorizes the issuance of 5,000,000 shares of preferred stock, $0.0001 par value per share, the rights and preferences of which may be established from time to time by our board of directors. As of December 31, 1999, 17,167,272 shares of common stock were issued and outstanding and held by approximately 260 stockholders of record and no shares of preferred stock were issued and outstanding.

COMMON STOCK

    Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Abgenix, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which we may designate in the future.

PREFERRED STOCK

    Our board of directors is authorized, without any further action by the stockholders, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock, $0.0001 par value per share, in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

WARRANTS AND OTHER OBLIGATIONS TO ISSUE CAPITAL STOCK

    As of December 31, 1999, we have two outstanding warrants to purchase an aggregate of 121,667 shares of common stock at an exercise price of $6.00 per share. These warrants were exercised in January 2000. Also, as of December 31, 1999, we are obligated to issue 25,000 shares of the common stock upon the occurrence of certain milestones pursuant to the terms of a license agreement.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

    The holders of up to 6,698,052 shares of common stock and 121,667 shares of common stock issuable upon exercise of outstanding warrants, the registrable securities, or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement, the amended and restated stockholder rights agreement, between us and the holders of the registrable securities. The holders of at least 50% of the registrable securities may require, subject to certain limitations in the amended and restated stockholder rights agreement, on two occasions, that we use our best efforts to register the registrable securities for public resale. If we register any of our common stock either for our own account or for the account of other security holders with certain exceptions, the holders of registrable securities are entitled to include their shares of common stock in the registration. A holder's right to include shares in an underwritten registration statement is subject to the right of the underwriters to limit the number of shares included in the offering, subject to certain limitations. The holders of registrable securities may also require us, on no more than two occasions during any 12-month period, to register all or a portion of their registrable securities on Form S-3, provided, among other limitations, that the proposed aggregate selling price, net of underwriting discounts and commissions, is at least $500,000. We will bear all registration expenses (subject to certain limitations) and all selling expenses relating to registrable securities must be borne by the holders of the securities being requested. If such holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, the market price for our common stock could be adversely affected. If we were to initiate a registration and include registrable securities pursuant to the exercise of piggyback registration rights, the sale of such registrable securities may have an adverse effect on our ability to raise capital.

    In November 1998, Cell Genesys sold 1,146,300 shares of Abgenix common stock to certain individuals and entities. Pursuant to that sale, we agreed to register the shares under the Securities Act for resale to the public. On January 15, 1999, we filed a registration statement with the SEC for the public resale of the shares. Under the registration rights agreement, we must use reasonable efforts to keep that registration statement, or a replacement, continuously effective under the Securities Act until the earlier of
(1) November 18, 2000, or (2) such time as the selling stockholders have sold all shares offered under that registration statement.

    In January 1999 we sold 495,356 shares of common stock to Genentech. Pursuant to that sale, we agreed to register the shares under the Securities Act for resale to the public. On July 14, 1999, we filed a registration statement with the SEC for the public resale of the shares. Under the registration rights agreement, we must use reasonable efforts to keep that registration statement, or a replacement, continuously effective under the Securities Act until the earlier of (1) January 27, 2001, or (2) such time as the selling stockholders have sold all shares offered under that registration statement.

    In November 1999 we entered into a common stock purchase agreement with certain individuals and entities pursuant to which we sold 1,778,000 shares of our common stock. Pursuant to that sale, we agreed to register the shares under the Securities Act for resale to the public. Under the registration agreement, we must use reasonable efforts to keep that registration statement, or a replacement, continuously effective under the Securities Act until the earlier of (1) November 19, 2001 or (2) such time as the selling stockholders have sold all shares offered under that registration statement.

STOCKHOLDERS RIGHTS PLAN AND CERTAIN CHARTER AND BYLAW PROVISIONS AND DELAWARE
  LAW

    In June 1999, our board of directors adopted a stockholder rights plan, which was amended in November 1999. Pursuant to the stockholder rights plan, we made a dividend distribution of one preferred share purchase right on each outstanding share of our common stock. Preferred share purchase rights will also accompany all future common stock issuances during the life of the plan, including the shares issued in this offering. The purchase rights will trade together with the common shares until they become exercisable. Each right entitles stockholders to buy 1/1000th of a share of our Series A participating preferred stock at an exercise price of $120.00. Each right will become exercisable following the tenth day after a person or group, other than Cell Genesys or its affiliates, successors or assigns, announces an acquisition of 15% or more of our common stock, or announces commencement of a tender offer, the consummation of which would result in ownership by the person or group of 15% or more of our common stock. In the case of Cell Genesys or its affiliates, successors or assigns, which beneficially owned approximately 19.6% of our outstanding common stock as of December 31, 1999, each right will become exercisable following the tenth day after it announces the acquisition of more than 25% of our common stock, or announces commencement of a tender offer, the consummation of which would result in ownership by Cell Genesys or its affiliates, successors or assigns of more than 25% of our common stock. We will be entitled to redeem the rights at $0.01 per right at any time on or before the close of business on the tenth day following acquisition by a person or group of 15% or more (or in the case of Cell Genesys or its affiliates, successors or assigns, more than 25%) of our common stock.

    The stockholder rights plan and some provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of Abgenix. This could limit the price that certain investors might be willing to pay in the future for our shares of common stock. Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws allow Abgenix to:

    - issue preferred stock without any vote or further action by the stockholders;

    - eliminate the right of stockholders to act by written consent without a meeting;

    - specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings; and

    - eliminate cumulative voting in the election of directors.

    We are subject to certain provisions of Delaware law which could also delay or make more difficult a merger, tender offer or proxy contest involving Abgenix. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. The stockholder rights plan, the possible issuance of preferred stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of Abgenix, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of substantial amounts of common stock in the public market following this offering, including shares issued upon exercise of outstanding options and warrants, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

    Upon completion of this offering, we will have outstanding 19,327,272 shares of common stock, assuming no exercise of outstanding options or warrants after December 31, 1999. All of these shares, except for 121,667 shares issued pursuant to warrant exercises in January 2000, are freely tradeable, subject to volume limitation in some instances.

    2,635,361 of the freely tradeable shares and all of the 121,667 restricted shares are subject to lock-up agreements under which the holders have agreed not to sell their shares for a period of 90 days after the date of this prospectus without the prior written consent of FleetBoston Robertson Stephens Inc.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives FleetBoston Robertson Stephens Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Pacific Growth Equities, Inc., have each separately agreed with Abgenix and the selling stockholder, subject to the terms and conditions of the underwriting agreement, to purchase from Abgenix and the selling stockholder the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all these shares if any are purchased.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
FleetBoston Robertson Stephens Inc. and FleetBoston
  Robertson Stephens International Limited..................  1,350,000
Lehman Brothers Inc.........................................    675,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated and
  Merrill Lynch International...............................    675,000
Pacific Growth Equities, Inc................................    300,000
                                                              ---------

  Total.....................................................  3,000,000
                                                              =========

    The underwriters have advised us and the selling stockholder that they propose to offer the shares of common stock to the public, initially at the public offering price set forth on the cover page of this prospectus, and to certain dealers at that price less a concession not in excess of $5.67 per share, of which $0.10 may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction of this type will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    OVER-ALLOTMENT OPTION. We and the selling stockholder have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the same purchase price per share as we and the selling stockholder will receive for the 3,000,000 shares of common stock that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the table above bears to the total number of the shares shown in the table above. To the extent the option is exercised, Abgenix and the selling stockholder will be obligated to sell shares in the same proportion between them as applies in their sale of the 3,000,000 shares. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of common stock offered by this prospectus. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 3,000,000 shares are being sold.

    UNDERWRITING DISCOUNTS. The underwriting discount will be an amount equal to the public offering price per share, less the amount paid per share by the underwriters. The underwriting discount will equal 4.5% of the public offering price. The following table shows the per share and total underwriting discount to be allowed by us and the selling stockholder to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                 TOTAL
                                                    -------------------------------
                                                       WITHOUT            WITH
                                           PER      OVER-ALLOTMENT   OVER-ALLOTMENT
                                          SHARE         OPTION           OPTION
                                         --------   --------------   --------------
Public offering price..................  $ 210.00    $630,000,000     $724,500,000
Underwriting discount allowed by us....      9.45      20,412,000       23,473,800
Underwriting discount allowed by the
  selling stockholder..................      9.45       7,938,000        9,128,700
Net proceeds to us, before expenses....    200.55     433,188,000      498,166,200
Net proceeds to selling stockholder,
  before expenses......................    200.55     168,462,000      193,731,300

    The expenses of this offering are estimated at $1,700,000 and are payable entirely by Abgenix.

    INDEMNITY. The underwriting agreement contains covenants of indemnity among the underwriters, Abgenix and the selling stockholder against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    LOCK-UP AGREEMENTS. All of our executive officers and directors and the selling stockholder have agreed, for a period of 90 days after the date of this prospectus, not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights to, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or subsequently acquired directly by the holders or to which they have or subsequently acquire the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements.

    FUTURE SALES. In addition, we have agreed that during the period of 90 days after the date of this prospectus, we will not, without prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions:

    - consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period; or

    - issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of our common stock, other than our sale of common stock in this offering, our issuance of shares of common stock upon the exercise of currently outstanding options or warrants and our grant of options to purchase shares of common stock under our existing employee stock option and stock purchase plans.

    STABILIZATION. The representatives have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of our common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A "syndicate covering transaction" is a bid for or the purchase of our common stock by the representatives on behalf of the underwriters to reduce a short position incurred by the representatives on behalf of the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter in connection with the offering if the common stock originally sold by that underwriter is purchased by the representatives in a covering transaction and has therefore not been effectively placed by such underwriter. The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    PASSIVE MARKET MAKING. In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    From time to time the underwriters have performed and may, in the future perform, investment banking or other services for us and the selling stockholder.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    A registration statement on Form S-1, including amendments thereto, relating to the common stock offered by this prospectus has been filed by us with the Securities and Exchange Commission. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Securities and Exchange Commission upon payment of certain fees prescribed by the Securities and Exchange Commission. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                                 LEGAL MATTERS

    Cooley Godward LLP, Palo Alto, California, will pass upon legal matters for us regarding the validity of the securities offered by this offering circular. O'Melveny & Myers LLP, San Francisco, California is acting as counsel for the underwriters in connection with certain legal matters relating to the securities offered by this prospectus.

                                    EXPERTS

    The financial statements of Abgenix, Inc. at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Xenotech, L.P. at December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 and for the period from inception (June 12, 1991) to December 31, 1998, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Abgenix, Inc., Audited Financial Statements
  Report of Ernst & Young LLP, Independent Auditors.........     F-2
  Balance Sheets............................................     F-3
  Statements of Operations..................................     F-4
  Statement of Changes in Redeemable Convertible Preferred
    Stock and Stockholders' Equity (Net Capital
    Deficiency).............................................     F-5
  Statements of Cash Flows..................................     F-6
  Notes to Financial Statements.............................     F-7

Abgenix, Inc., Unaudited Financial Statements
  Condensed Balance Sheets..................................    F-24
  Condensed Statements of Operations........................    F-25
  Condensed Statements of Cash Flows........................    F-26
  Notes to Unaudited Financial Statements...................    F-27

Xenotech, LP, Audited and Unaudited Financial Statements
  Report of Ernst & Young LLP, Independent Auditors.........    F-30
  Balance Sheets............................................    F-31
  Statements of Operations..................................    F-32
  Statement of Partners' Capital............................    F-33
  Statements of Cash Flows..................................    F-34
  Notes to Financial Statements.............................    F-35

Abgenix, Inc., Unaudited Pro Forma Combined Financial
  Statements
  Balance Sheet.............................................    F-39
  Statements of Operations:
    For the year ended December 31, 1998....................    F-40
    For the nine months ended September 30, 1999............    F-41
  Notes to Unaudited Pro Forma Combined Financial
    Statements..............................................    F-42

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Abgenix, Inc.

    We have audited the accompanying balance sheets of Abgenix, Inc. as of December 31, 1997 and 1998, and the related statements of operations, changes in redeemable convertible preferred stock and stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abgenix, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Palo Alto, California
January 22, 1999

                                 ABGENIX, INC.

                                 BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $  4,617   $  1,415
  Short-term investments....................................    10,704     15,329
  Prepaid expenses and other current assets.................       550      1,438
                                                              --------   --------
    Total current assets....................................    15,871     18,182
Property and equipment, net.................................     5,776      5,435
Deposits and other assets...................................       437        603
                                                              --------   --------
                                                              $ 22,084   $ 24,220
                                                              ========   ========

          LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
  Short-term payable to related party.......................  $    212   $     45
  Payable to Xenotech for cross-license and settlement
    obligation..............................................     3,750         --
  Accounts payable..........................................       426        394
  Deferred revenue..........................................        --        425
  Accrued stock issuance costs..............................     1,200         --
  Accrued product development costs.........................       743      1,225
  Other accrued liabilities.................................     1,257      1,293
  Current portion of long-term debt.........................     1,646      1,699
                                                              --------   --------
    Total current liabilities...............................     9,234      5,081
Long-term debt..............................................     3,979      2,180
Commitments
Redeemable convertible preferred stock, $0.0001 par value;
  20,000,000 shares authorized, 7,263,209 shares issued and
  outstanding at December 31, 1997, and no shares issued and
  outstanding at December 31, 1998; at amount paid in.......    31,189         --
Redeemable convertible preferred stock subscription
  receivable................................................    (2,737)        --
Redeemable convertible preferred stock issuable.............     2,737         --
Stockholders' equity (net capital deficiency):
  Preferred stock, $0.0001 par value; 5,000,000 shares
    authorized; none issued and outstanding at December 31,
    1997 and 1998, respectively.............................        --         --
  Common stock, $0.0001 par value; 50,000,000 shares
    authorized, 233,542 and 11,120,293 shares issued and
    outstanding at December 31, 1997 and 1998, respectively,
    at amount paid in.......................................       351     55,842
  Contributions from parent.................................    29,277     29,277
  Additional paid-in capital................................     1,776      2,311
  Deferred compensation.....................................    (1,248)    (1,170)
  Accumulated deficit.......................................   (52,474)   (69,301)
                                                              --------   --------
    Total stockholders' equity (net capital deficiency).....   (22,318)    16,959
                                                              ========   ========
                                                              $ 22,084   $ 24,220
                                                              ========   ========

                            See accompanying notes.

                                 ABGENIX, INC.

                            STATEMENTS OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31,
                                                           -------------------------------------
                                                              1996          1997         1998
                                                           -----------   ----------   ----------
Revenues:
  Revenue under collaborative agreements from related
    parties (net of related contributions to Xenotech of
    $3,866, $897 and $304 for the years ended
    December 31, 1996, 1997 and 1998, respectively)......  $     4,719   $    1,343   $    1,344
  Contract revenue.......................................           --          611        2,498
                                                           -----------   ----------   ----------
    Total revenues.......................................        4,719        1,954        3,842
Operating expenses:
  Research and development...............................        9,433       11,405       17,588
  General and administrative.............................        2,565        3,525        3,405
  Charge for cross-license and settlement amount
    allocated from Cell Genesys..........................           --       11,250           --
  Equity in losses from the Xenotech joint venture
    (excluding contributions) (charge for cross-license
    settlement in 1997)..................................           --       11,250          107
                                                           -----------   ----------   ----------
    Total operating expenses.............................       11,998       37,430       21,100
                                                           -----------   ----------   ----------
Operating loss...........................................       (7,279)     (35,476)     (17,258)
Other income and expenses:
  Interest income........................................          203          307          961
  Interest expense.......................................          (24)        (711)        (530)
                                                           -----------   ----------   ----------
Net loss.................................................  $    (7,100)  $  (35,880)  $  (16,827)
                                                           ===========   ==========   ==========
Net loss per share.......................................  $(46,710.53)  $(1,032.70)  $    (3.00)
                                                           ===========   ==========   ==========
Shares used in computing net loss per share..............          152       34,744    5,602,963
                                                           ===========   ==========   ==========

                            See accompanying notes.

                                 ABGENIX, INC.
       STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                 STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                   REDEEMABLE
                                                  CONVERTIBLE   REDEEMABLE
                                     REDEEMABLE    PREFERRED    CONVERTIBLE
                                     CONVERTIBLE     STOCK       PREFERRED
                                      PREFERRED   SUBSCRIPTION     STOCK
                                        STOCK      RECEIVABLE    ISSUABLE
                                     -----------  ------------  -----------
Balance at December 31, 1995.......   $     --      $    --       $    --
  Contributions from parent........         --           --            --
  Issuance of 3,750,000 shares of
    series A redeemable convertible
    preferred stock to parent for
    $10,000 cash and assignment of
    employee notes totaling $150...     10,150           --            --
  Issuance of 1,192 shares of
    common stock upon exercise of
    stock options..................         --           --            --
  Net loss.........................         --           --            --
                                      --------      -------       -------
Balance at December 31, 1996.......     10,150           --            --
  Contributions from parent........         --           --            --
  Issuance of 2,846,542 shares of
    series B redeemable convertible
    preferred stock at $6.50 per
    share, net of issuance costs of
    $1,463.........................     17,039           --            --
  Conversion of note payable to
    parent into 666,667 shares of
    series A redeemable
    convertible preferred stock....      4,000           --            --
  Stock subscription to purchase
    421,143 shares of series B
    redeemable convertible
    preferred stock at $6.50 per
    share..........................         --       (2,737)        2,737
  Issuance of 232,350 shares of
    common stock upon exercise of
    stock options and stock
    purchase rights................         --           --            --
  Deferred compensation for stock
    options issued below deemed
    fair value.....................         --           --            --
  Amortization of deferred
    compensation...................         --           --            --
  Net loss.........................         --           --            --
                                      --------      -------       -------
Balance at December 31, 1997.......     31,189       (2,737)        2,737
  Issuance of 160,000 shares of
    series C redeemable convertible
    preferred stock at $8.00 per
    share..........................      1,280           --            --
  Issuance of 421,143 shares of
    series B redeemable convertible
    preferred stock at $6.50 per
    share (net of issuance costs of
    $81)...........................      2,656        2,737        (2,737)
  Conversion of 7,844,352 shares of
    series A, series B and
    series C redeemable
    convertible preferred stock to
    common stock...................    (35,125)          --            --
  Issuance of 2,875,000 shares of
    common stock at $8.00 per share
    upon initial public offering
    (net of issuance costs of
    $2,860)........................         --           --            --
  Issuance of 153,268 shares of
    common stock upon exercise of
    stock options..................         --           --            --
  Issuance of 14,130 shares of
    common stock at $6.80 per share
    pursuant to the employee stock
    purchase plan..................         --           --            --
  Deferred compensation related to
    grant of certain stock options
    below deemed fair value........         --           --            --
  Amortization of deferred
    compensation...................         --           --            --
  Compensation related to grant of
    stock options to consultants...         --           --            --
  Net loss.........................         --           --            --
                                      --------      -------       -------
Balance at December 31, 1998.......   $     --      $    --       $    --
                                      ========      =======       =======

                                     STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                     ----------------------------------

                                              CONTRIBUTIONS  ADDITIONAL
                                     COMMON       FROM        PAID-IN
                                      STOCK      PARENT       CAPITAL
                                     -------  -------------  ----------
Balance at December 31, 1995.......  $   --      $ 9,494      $    --
  Contributions from parent........      --        4,783           --
  Issuance of 3,750,000 shares of
    series A redeemable convertible
    preferred stock to parent for
    $10,000 cash and assignment of
    employee notes totaling $150...      --           --           --
  Issuance of 1,192 shares of
    common stock upon exercise of
    stock options..................       1           --           --
  Net loss.........................      --           --           --
                                     -------     -------      -------
Balance at December 31, 1996.......       1       14,277           --
  Contributions from parent........      --       15,000           --
  Issuance of 2,846,542 shares of
    series B redeemable convertible
    preferred stock at $6.50 per
    share, net of issuance costs of
    $1,463.........................      --           --           --
  Conversion of note payable to
    parent into 666,667 shares of
    series A redeemable
    convertible preferred stock....      --           --           --
  Stock subscription to purchase
    421,143 shares of series B
    redeemable convertible
    preferred stock at $6.50 per
    share..........................      --           --           --
  Issuance of 232,350 shares of
    common stock upon exercise of
    stock options and stock
    purchase rights................     350           --           --
  Deferred compensation for stock
    options issued below deemed
    fair value.....................      --           --        1,776
  Amortization of deferred
    compensation...................      --           --           --
  Net loss.........................      --           --           --
                                     -------     -------      -------
Balance at December 31, 1997.......     351       29,277        1,776
  Issuance of 160,000 shares of
    series C redeemable convertible
    preferred stock at $8.00 per
    share..........................      --           --           --
  Issuance of 421,143 shares of
    series B redeemable convertible
    preferred stock at $6.50 per
    share (net of issuance costs of
    $81)...........................      --           --           --
  Conversion of 7,844,352 shares of
    series A, series B and
    series C redeemable
    convertible preferred stock to
    common stock...................  35,125           --           --
  Issuance of 2,875,000 shares of
    common stock at $8.00 per share
    upon initial public offering
    (net of issuance costs of
    $2,860)........................  20,140           --           --
  Issuance of 153,268 shares of
    common stock upon exercise of
    stock options..................     130           --           --
  Issuance of 14,130 shares of
    common stock at $6.80 per share
    pursuant to the employee stock
    purchase plan..................      96           --           --
  Deferred compensation related to
    grant of certain stock options
    below deemed fair value........      --           --          520
  Amortization of deferred
    compensation...................      --           --           --
  Compensation related to grant of
    stock options to consultants...      --           --           15
  Net loss.........................      --           --           --
                                     -------     -------      -------
Balance at December 31, 1998.......  $55,842     $29,277      $ 2,311
                                     =======     =======      =======

                                   STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                     ----------------------------------------
                                                                    TOTAL
                                                                STOCKHOLDERS'
                                                                 EQUITY (NET
                                       DEFERRED    ACCUMULATED     CAPITAL
                                     COMPENSATION    DEFICIT     DEFICIENCY)
                                     ------------  -----------  -------------
Balance at December 31, 1995.......    $    --      $ (9,494)      $    --
  Contributions from parent........         --            --         4,783
  Issuance of 3,750,000 shares of
    series A redeemable convertible
    preferred stock to parent for
    $10,000 cash and assignment of
    employee notes totaling $150...         --            --            --
  Issuance of 1,192 shares of
    common stock upon exercise of
    stock options..................         --            --             1
  Net loss.........................         --        (7,100)       (7,100)
                                       -------      --------       -------
Balance at December 31, 1996.......         --       (16,594)       (2,316)
  Contributions from parent........         --            --        15,000
  Issuance of 2,846,542 shares of
    series B redeemable convertible
    preferred stock at $6.50 per
    share, net of issuance costs of
    $1,463.........................         --            --            --
  Conversion of note payable to
    parent into 666,667 shares of
    series A redeemable
    convertible preferred stock....         --            --            --
  Stock subscription to purchase
    421,143 shares of series B
    redeemable convertible
    preferred stock at $6.50 per
    share..........................         --            --            --
  Issuance of 232,350 shares of
    common stock upon exercise of
    stock options and stock
    purchase rights................         --            --           350
  Deferred compensation for stock
    options issued below deemed
    fair value.....................     (1,776)           --            --
  Amortization of deferred
    compensation...................        528            --           528
  Net loss.........................         --       (35,880)      (35,880)
                                       -------      --------       -------
Balance at December 31, 1997.......     (1,248)      (52,474)      (22,318)
  Issuance of 160,000 shares of
    series C redeemable convertible
    preferred stock at $8.00 per
    share..........................         --            --            --
  Issuance of 421,143 shares of
    series B redeemable convertible
    preferred stock at $6.50 per
    share (net of issuance costs of
    $81)...........................         --            --            --
  Conversion of 7,844,352 shares of
    series A, series B and
    series C redeemable
    convertible preferred stock to
    common stock...................         --            --        35,125
  Issuance of 2,875,000 shares of
    common stock at $8.00 per share
    upon initial public offering
    (net of issuance costs of
    $2,860)........................         --            --        20,140
  Issuance of 153,268 shares of
    common stock upon exercise of
    stock options..................         --            --           130
  Issuance of 14,130 shares of
    common stock at $6.80 per share
    pursuant to the employee stock
    purchase plan..................         --            --            96
  Deferred compensation related to
    grant of certain stock options
    below deemed fair value........       (520)           --            --
  Amortization of deferred
    compensation...................        598            --           598
  Compensation related to grant of
    stock options to consultants...         --            --            15
  Net loss.........................         --       (16,827)      (16,827)
                                       -------      --------       -------
Balance at December 31, 1998.......    $(1,170)     $(69,301)      $16,959
                                       =======      ========       =======

                            See accompanying notes.

                                 ABGENIX, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1996       1997       1998
                                                              --------   --------   --------
OPERATING ACTIVITIES
Net loss....................................................  $(7,100)   $(35,880)  $(16,827)
Adjustments to reconcile net loss to net cash used by
  operating activities:
  Equity in losses of Xenotech (including the charge for
    cross-license and settlement in 1997)...................    3,866      12,147        411
  Depreciation and amortization.............................        8       1,489      1,715
  Charge for cross-license and settlement...................       --      11,250         --
  Changes for certain assets and liabilities:
    Prepaid expenses and other current assets...............      (58)       (392)      (888)
    Deposits and other assets...............................     (337)        (78)      (166)
    Short-term payable to related party.....................      730          --       (167)
    Payable to Xenotech for cross-license and settlement
     obligation.............................................       --          --     (3,750)
    Accounts payable........................................       --         426        (32)
    Deferred revenue........................................      376        (376)       425
    Accrued stock issuance costs............................       --       1,200     (1,200)
    Accrued product development costs.......................       --         743        482
    Other accrued liabilities...............................      345        (704)        36
                                                              -------    --------   --------
Net cash used in operating activities.......................   (2,170)    (10,175)   (19,961)
                                                              -------    --------   --------
INVESTING ACTIVITIES
Purchases of short-term investments.........................   (2,982)    (15,505)   (24,868)
Sales of short-term investments.............................       --       7,783     20,243
Capital expenditures........................................     (334)     (1,075)      (697)
Contributions to Xenotech...................................   (3,864)     (4,647)      (475)
                                                              -------    --------   --------
Net cash used in investing activities.......................   (7,180)    (13,444)    (5,797)
                                                              -------    --------   --------
FINANCING ACTIVITIES
Net proceeds from issuances of redeemable convertible
  preferred stock...........................................   10,000      17,039      3,936
Proceeds from issuance of note payable to parent............    1,757          --         --
Proceeds from long-term debt................................       --       4,300         --
Contributions from parent...................................    4,783          --         --
Payments under long-term debt...............................       --        (643)    (1,746)
Net proceeds from issuances of common stock.................       --         350     20,366
                                                              -------    --------   --------
Net cash provided in financing activities...................   16,540      21,046     22,556
                                                              -------    --------   --------
Net increase (decrease) in cash and cash equivalents........    7,190      (2,573)    (3,202)
Cash and cash equivalents at the beginning of the period....       --       7,190      4,617
                                                              -------    --------   --------
Cash and cash equivalents at the end of the period..........  $ 7,190    $  4,617   $  1,415
                                                              =======    ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for interest......................  $    10    $    632   $    549
                                                              =======    ========   ========
NON-CASH INVESTING AND FINANCING ACTIVITIES
Allocation of charges related to the cross-license and
  settlement from parent and Xenotech.......................  $    --    $ 15,000   $     --
                                                              =======    ========   ========
Conversion of note payable to parent........................  $    --    $  4,000   $     --
                                                              =======    ========   ========
Financed property and equipment acquisitions................  $ 3,314    $     --   $     --
                                                              =======    ========   ========
Assignment of note receivable from Xenotech.................  $    30    $     --   $     --
                                                              =======    ========   ========
Assignment of note receivable from parent...................  $   150    $     --   $     --
                                                              =======    ========   ========
Furniture and equipment acquired under capital lease
  financing.................................................  $    --    $  1,968   $     --
                                                              =======    ========   ========
Deferred compensation related to grant of certain stock
  options...................................................  $    --    $  1,776   $    520
                                                              =======    ========   ========

                            See accompanying notes.

                                 ABGENIX, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

    Abgenix, Inc., a Delaware corporation ("Abgenix" or the "Company"), develops and intends to commercialize antibody therapeutic products for the prevention and treatment of a variety of disease conditions, including transplant-related diseases, inflammatory and autoimmune disorders and cancer. The Company has developed a proprietary technology which it believes enables it to quickly generate high affinity, fully human antibody product candidates to essentially any disease target appropriate for antibody therapy. The operations of Abgenix commenced in 1989 and were initially conducted as a research project within Cell Genesys, Inc., ("Cell Genesys"). On June 24, 1996, Abgenix was incorporated and subsequently on July 15, 1996 it was organized pursuant to a Stock Purchase and Transfer Agreement between the Company and Cell Genesys. The agreement sets forth the terms and conditions for the transfer of the antibody business and operations within Cell Genesys to Abgenix.

    The accompanying financial statements include the operations of Abgenix since July 15, 1996, and the revenues and expenses of Abgenix as a research project within Cell Genesys prior to July 15, 1996. The Company was not a separate business unit or division within Cell Genesys and, therefore, no separate accounting records existed for the Company during the period it was operated as a research project within Cell Genesys. All administrative functions were handled by Cell Genesys and the costs of operations, while part of Cell Genesys, were estimated from project cost records and were recorded as contributions. All assets and liabilities for 1994 and 1995 were combined with Cell Genesys and it was impractical and not meaningful to carve out the balance sheets for such periods.

    Prior to July 15, 1996, specifically identified revenues and costs such as research and development were allocated to Abgenix from Cell Genesys. General and administrative expenses were allocated based on Abgenix research and development expense as a percentage of Cell Genesys' total research and development expenses. From July 16, 1996 to July 31, 1997, Cell Genesys performed certain general and administrative functions on behalf of Abgenix. The Company estimates that the general and administrative costs would have been $500,000 to $1,000,000 higher (unaudited) for each year of operation on a stand-alone basis. The Company believes the allocation methodology used was reasonable.

    In 1997, the Company incurred an aggregate non-recurring charge for cross-license and settlement of $22,500,000 which represents an allocation of $11,250,000 from Cell Genesys and an entry to record the equity in the losses of an equally owned joint venture with JT America, Inc., a medical subsidiary of Japan Tobacco, Inc. and the Company ("Xenotech") of $11,250,000 (see Note 6).

INITIAL PUBLIC OFFERING

    In July 1998, the Company completed an initial public offering of 2,500,000 shares of its common stock to the public, at a per share price of $8.00. On
July 27, 1998, the Company's underwriters exercised an option to purchase an additional 375,000 shares of common stock at a price of $8.00 per share to cover over-allotments. The Company received net proceeds from the offerings of approximately $20,140,000. Upon the closing of the initial public offering, each of the outstanding 7,844,352 shares of redeemable convertible preferred stock was automatically converted into one share of common stock.

                                 ABGENIX, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

    Revenues related to collaborative research agreements with corporate partners are generally recognized ratably over the related funding periods for each contract. For research funding, the Company is required to perform research activities as specified in each respective agreement on a best efforts basis, and the Company is reimbursed based on the fees stipulated in the respective agreements which approximates cost. Deferred revenue may result when the Company does not incur the required level of effort or has not fulfilled its obligation under the agreement during a specific period in comparison to funds received under the respective contracts. Milestone payments are recognized pursuant to collaborative agreements upon the achievement of the specified milestone, where no future obligation to perform exists for that milestone. Nonrefundable signing fees, under which no future obligation to perform exists, are recognized when invoiced. Revenues related to the Xenotech research agreement are recognized net of the Company's contributions to Xenotech.

RESEARCH AND DEVELOPMENT

    Research and development expenses, including direct and allocated expenses, consist of independent research and development costs and costs associated with sponsored research and development.

NET LOSS PER SHARE

    In 1997, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS 128"). Potentially dilutive securities have been excluded from the computation, as their effect is antidilutive.

    Pro forma net loss per share has been computed to give effect to the automatic conversion of redeemable convertible preferred stock into common stock which occurred at the completion of the Company's initial public offering in July 1998, using the as-if-converted method, from the original date of issuance.

                                 ABGENIX, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    A reconciliation of shares used in calculation of basic and diluted and pro forma net loss per share follows:

                                                YEAR ENDED DECEMBER 31,
                                       -----------------------------------------
                                          1996           1997           1998
                                       -----------   ------------   ------------
Net loss.............................  $(7,100,000)  $(35,880,000)  $(16,827,000)
                                       ===========   ============   ============
Basic and diluted:
  Weighted-average shares of common
    stock outstanding used in
    computing basic and diluted net
    loss per share...................          152         34,744      5,602,963
                                       ===========   ============   ============
  Basic and diluted net loss per
    share............................  $(46,710.53)  $  (1,032.70)  $      (3.00)
                                       ===========   ============   ============
Pro forma:
  Shares used in computing basic and
    diluted net loss per share (from
    above)...........................                      34,744      5,602,963
  Adjusted to reflect the effect of
    the assumed conversion of
    preferred stock from the date of
    issuance.........................                   3,858,843      4,300,757
                                                     ------------   ------------
  Weighted-average shares used in
    computing pro forma net loss per
    share............................                   3,893,587      9,903,720
                                                     ============   ============
Pro forma net loss per share.........                $      (9.22)  $      (1.70)
                                                     ============   ============

    Had the Company been in a net income position, diluted earnings per share would have included the shares used in the computation of pro forma net loss per share as well as an additional 1,168,906, 1,630,093, and 1,736,854 shares related to outstanding options and warrants not included above, determined using the treasury stock method at the estimated average fair value, for the years ended December 31, 1996, 1997 and 1998 respectively.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers all highly-liquid investments purchased with a maturity from the date of purchase of three months or less to be cash equivalents; investments with maturities in excess of three months are considered to be short-term investments.

    The Company's investment securities are classified as available-for-sale and carried at fair value. The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date.

DEPRECIATION AND AMORTIZATION

    The Company records property and equipment at cost and provides depreciation using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the remaining life of the facility lease, and all other assets are generally depreciated

                                 ABGENIX, INC.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

over two to five years. Furniture and equipment leased under capital leases is amortized over the shorter of the useful lives or the lease term. Amortization of leased assets is included in depreciation and amortization expense and is combined with accumulated depreciation and amortization of the Company's owned assets.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

OTHER RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information"
("SFAS 131"), which required additional disclosures to be adopted beginning in the first quarter of 1998 and on December 31, 1998, respectively. The Company has determined that the impact of adopting SFAS 130 and SFAS 131 on its financial statement disclosures was not material.

2. COLLABORATION AGREEMENT WITH XENOTECH

XENOTECH

    In 1991, Cell Genesys and JT America, Inc. formed Xenotech to develop genetically modified strains of mice, which can produce fully human monoclonal antibodies, and to commercialize products generated from these mice. Upon the creation of Abgenix, Cell Genesys' rights in the joint venture were assigned to the Company. Xenotech funds its research, which is generally conducted by Abgenix, through capital contributions from the partners. The Company expensed as research and development $350,000, $172,500 and $453,000 paid to Xenotech related to licensing the rights to the XenoMouse technology from Xenotech for the years ended December 31, 1996, 1997 and 1998, respectively.

    The Company is obligated to pay 50% of all Xenotech's cash requirements. The Company accounts for its investment in Xenotech under the equity method; 50% of Xenotech's net losses up to the Company's investment amount. Details are as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                      ------------------------------
                                                        1996       1997       1998
                                                      --------   --------   --------
                                                              (IN THOUSANDS)
Abgenix's share of Xenotech losses..................   $3,306    $12,347      $411
Losses associated with cross-license and
  settlement........................................       --    (11,250)       --
Difference due to timing and change in deferred
  revenue...........................................      560       (200)       --
                                                       ------    -------      ----
Equity in losses of Xenotech........................   $3,866    $   897      $411
                                                       ======    =======      ====

    The Company recognized revenue of $4,719,000, $1,343,000, $1,344,000 for the years ended December 31, 1996, 1997 and 1998, respectively, net of its cash contributions to Xenotech related to

                                 ABGENIX, INC.

2. COLLABORATION AGREEMENT WITH XENOTECH (CONTINUED)

this revenue. See Note 10 regarding the Company's acquisition of JT America, Inc's. 50% interest in the Xenotech joint venture.

    Summary financial information for Xenotech is as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                             -------------------
                                                               1997       1998
                                                             --------   --------
                                                               (IN THOUSANDS)
Total assets...............................................  $ 7,569     $  219
Total liabilities..........................................    7,556         67
Total revenues.............................................      272        985
Total operating expenses...................................  (24,964)    (1,807)
Net loss...................................................  (24,680)      (822)

3. COLLABORATION AND LICENSE AGREEMENTS

CBL LICENSE AGREEMENT

    On February 1, 1997, the Company entered into a license agreement for exclusive worldwide rights to commercialize ABX-CBL. The Company paid an initial license fee and is further obligated to pay an annual maintenance fee of $50,000, to commit at least $1,000,000 annually to the development of ABX-CBL until ABX-CBL receives regulatory approval in any country and to pay royalties on potential product sales. The Company is also obligated to issue 25,000 shares of its common stock upon the submission of a Product License Application for the first indication of the product.

RESEARCH COLLABORATION AND LICENSE OPTION AGREEMENT WITH PFIZER

    In December 1997, Abgenix established a research collaboration with Pfizer Inc. ("Pfizer"). In connection with the execution of the agreement, Pfizer paid the Company a fee upon signing and may make additional payments to Abgenix upon completion of certain research milestones. Additionally, Pfizer has an option to expand the research collaboration to include two additional antigens, one of which was exercised in October 1998 (see below). The agreement expires in December 1999.

    Concurrent with the execution of the research collaboration agreement, Pfizer and Abgenix entered into a license and royalty agreement that grants Pfizer the option to acquire an exclusive, worldwide license to develop, make, use and sell antibody products derived from the research collaboration. If Pfizer chooses to exercise its option to expand the research collaboration, Abgenix could receive potential license fees and milestone payments of up to approximately $8,000,000 per antigen upon the completion of certain milestones, including preclinical and clinical trials and receipt of regulatory approval. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Pfizer. Pfizer will be responsible for manufacturing, product development and marketing of any products developed through this collaboration.

    In January 1998, the Company also entered into a stock purchase agreement with Pfizer to purchase 160,000 shares of the Company's series C redeemable convertible preferred stock at $8.00 per share. The shares were automatically converted to 160,000 shares of the Company's common stock upon the completion of the Company's initial public offering in July 1998.

                                 ABGENIX, INC.

3. COLLABORATION AND LICENSE AGREEMENTS (CONTINUED)

    In October 1998, Pfizer exercised its option under the December 1997 agreement to expand its research collaboration with the Company to include a second undisclosed antigen target in the field of cancer and has an option for a third antigen target. After the exercise of an option by Pfizer, the Company could receive potential license fees and milestone payments of up to approximately $8,000,000 per antigen upon the completion of certain milestones, including preclinical and clinical trials and receipt of regulatory approval. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Pfizer. Pfizer will be responsible for manufacturing, product development and marketing of any products developed through this collaboration.

RESEARCH COLLABORATION WITH SCHERING-PLOUGH

    In January 1998, Abgenix established a research collaboration with Schering-Plough Research Institute ("Schering-Plough"). In connection with the execution of the agreement, Schering-Plough paid the Company a fee upon signing and will be obligated to make additional payments to Abgenix upon completion of the research.

    In addition, the agreement provides Schering-Plough with an option, for a limited time, to enter into a research, option and license agreement that provides Schering-Plough an option to obtain an exclusive worldwide license to develop, make, use and sell antibody products derived from the research collaboration. If the option is exercised, the research, option and license agreement may provide Abgenix with up to approximately $8,000,000 in additional research fees and milestone payments upon the completion of certain milestones, including preclinical and clinical trials and receipt of regulatory approval. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Schering-Plough.

RESEARCH LICENSE AND OPTION AGREEMENT WITH GENENTECH

    In April 1998, Abgenix established a research collaboration with Genentech to develop antibody products for an undisclosed antigen designated by Genentech in the field of growth factor modulation. In June 1998, the Company and Genentech expanded their collaboration to include a second undisclosed antigen in the field of cardiovascular research. Under the research license and option agreement, as amended, Abgenix will allow Genentech to use XenoMouse technology to generate fully human antibodies to the antigen targets. Genentech is obligated to make payments to Abgenix for performance of research activities.

    In addition, the agreement provides Genentech with options, for a limited time, to enter into product license agreements that provide Genentech with an exclusive worldwide license, with respect to the antigen in the field of growth factor modulation, and with respect to the antigen in the field of cardiovascular research, to develop, make, use and sell antibody products derived from the research collaboration. If an option is exercised, a product license agreement may provide Abgenix with up to approximately $5,500,000 million per antigen target in license fees and milestone payments to be made upon completion of certain milestones, including clinical trials and receipt of regulatory approvals. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Genentech. Genentech will be responsible for manufacturing, product development and marketing of any product developed through the collaboration.

                                 ABGENIX, INC.

3. COLLABORATION AND LICENSE AGREEMENTS (CONTINUED)

    The research collaboration with Genentech was superceded by the agreement signed with Genentech in January 1999. See Note 10.

RESEARCH COLLABORATION AND LICENSE OPTION AGREEMENT WITH MILLENNIUM
  BIOTHERAPEUTICS

    In July 1998, the Company entered into a research collaboration agreement with Millennium BioTherapeutics to generate fully human antibodies to an antigen target in the field of inflammation. In October 1998, the Company entered into a research, license and option agreement with Millennium BioTherapeutics covering the same antigen target. The October 1998 agreement provides Millennium BioTherapeutics with an option, for a limited time, to obtain a license to develop, make, use and sell antibody products derived from the research collaboration. If the product license agreement is signed, it may provide Abgenix with up to approximately $7,500,000 million in license fees and milestone payments to be made in the future upon completion of certain milestones, including completion of research, clinical trials and the receipt of regulatory approvals. Additionally, if a product receives marketing approval from the FDA or equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Millennium BioTherapeutics.

    In September 1998, the Company entered into a second research collaboration agreement with Millennium BioTherapeutics covering a second antigen target in the field of inflammation.

TECHNOLOGY AGREEMENT WITH CENTOCOR

    In December 1998, the Company entered into a research collaboration with Centocor to generate fully human antibodies to antigens in the cardiovascular field. This agreement allows the partner to conduct limited research using the XenoMouse technology for a limited time after which the partner may exercise its option to enter a Research License and Option Agreement.

MEMORANDUM OF UNDERSTANDING WITH RCT

    In December 1998, the Company entered into a binding memorandum of understanding with Research Corporation Technologies ("RCT") to generate fully human antibodies to a specified antigen, under which the Company has agreed to perform certain research for RCT and may receive either a percentage of sublicense income received by RCT or milestone and royalty payments on sales of products.

4. AVAILABLE-FOR-SALE SECURITIES

    All of the Company's available-for-sale securities consist of commercial paper and U.S. government obligations and are classified as short-term investments. All investments mature within two years. These investments are carried at market, which approximates cost. There were no significant unrealized gains or losses related to these investments.

                                 ABGENIX, INC.

4. AVAILABLE-FOR-SALE SECURITIES (CONTINUED)

    The following is a summary of available-for-sale securities at fair value, which approximates amortized cost:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1997       1998
                                                            --------   --------
                                                              (IN THOUSANDS)
Commercial paper..........................................  $12,038    $ 5,106
U.S. government obligations...............................    2,881     11,575
                                                            -------    -------
    Total.................................................  $14,919    $16,681
                                                            =======    =======

    Included in cash and cash equivalents at December 31, 1997, and 1998 are available-for-sale securities of $4,215,000 and $1,352,000, respectively. Included in short-term investments at December 31, 1997 and 1998 are available-for-sale securities of $10,704,000 and $15,329,000, respectively. At December 31, 1998, the average remaining maturity of the portfolio is less than 12 months.

5. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Furniture, machinery and equipment..........................   $2,188     $3,118
Leasehold improvements......................................    4,503      4,270
                                                               ------     ------
                                                                6,691      7,388
Less accumulated depreciation and amortization..............     (915)    (1,953)
                                                               ------     ------
                                                               $5,776     $5,435
                                                               ======     ======

    Property and equipment financed under capital leases was $1,956,000 at December 31, 1997 and 1998.

6. COMMITMENTS

LONG-TERM NOTE PAYABLE TO CELL GENESYS

    In July 1996, the Company issued a $4,000,000 Convertible Promissory Note (the "Note") to Cell Genesys which the Company could draw against in order to pay for services provided by Cell Genesys. As of December 31, 1996, the Company had drawn $1,757,000 against the Note. Interest accrued at the rate of 6.82% per annum on the outstanding principal until July 15, 1997, whereupon the accrued interest was added to the outstanding principal of the Note. The entire principal and accrued interest amount was due on or before July 14, 2000. In December 1997, the Company had drawn $4,000,000 against the Note and Cell Genesys exercised its option to convert the Note into 666,667 shares of Series A convertible preferred stock at a conversion price of $6.00 per share. Upon the completion of the Company's initial public offering, in July 1998, these shares were automatically converted to 666,667 shares of the Company's common stock.

                                 ABGENIX, INC.

6. COMMITMENTS (CONTINUED)

SHORT-TERM PAYABLE TO CELL GENESYS

    Until June 30, 1997, the Company reimbursed Cell Genesys for payments made to third parties on behalf of the Company. At December 31, 1997, the Company owed $212,000 to Cell Genesys for this reimbursement. The entire amount was paid to Cell Genesys in 1998.

LOAN

    On January 24, 1997, the Company secured a loan with a bank in the amount of $4,300,000 in order to finance tenant improvements on its facility in Fremont, California. The loan matures in January 2001 and bears an annual interest rate of prime plus 1.0%. The interest rate at December 31, 1998 was 8.75%. The loan is secured by substantially all tangible and intangible assets of the Company.

CAPITAL LEASE

    On March 28, 1997, the Company entered into a lease agreement with a financing company under which the Company may finance up to $3,000,000 of its laboratory and office equipment. The lease term is 48 months.

    Future principal payments under the loan and minimum payments under the capital lease are as follows:

                                                               CAPITAL     TOTAL
                                                      LOAN      LEASE     PAYMENTS
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Year ending December 31,
  1999............................................  $ 1,259     $  594    $ 1,853
  2000............................................    1,258        594      1,852
  2001............................................      105        332        437
                                                    -------     ------    -------
    Total.........................................    2,622      1,520      4,142
Less amount representing interest and tax.........       --       (263)      (263)
                                                    -------     ------    -------
Present value of future payments..................    2,622      1,257      3,879
Less current portion..............................   (1,259)      (440)    (1,699)
                                                    -------     ------    -------
Noncurrent portion................................  $ 1,363     $  817    $ 2,180
                                                    =======     ======    =======

    The carrying value of the loan approximates fair value at December 31, 1998. The fair value of the loan was estimated using discounted cash flow analysis, based on the incremental borrowing rates currently available to the Company for borrowings with similar terms and maturity.

FACILITY LEASE

    In October 1996, the Company signed an operating lease commencing
February 1, 1997, for its facilities in Fremont, California. The lease expires in January 2007; however, the Company has the

                                 ABGENIX, INC.

6. COMMITMENTS (CONTINUED)

option to extend the term through 2016. Future minimum payments under the noncancelable operating lease at December 31, 1998 are:

                                                              (IN THOUSANDS)
                                                              --------------
Year ending December 31, 1999...............................      $  891
2000........................................................         923
2001........................................................         955
2002........................................................         987
2003........................................................       1,019
Thereafter..................................................       3,341
                                                                  ------
    Total lease payments....................................      $8,116
                                                                  ======

    Rent expense was approximately $862,000 for the year ended December 31, 1998.

COMMITMENT FOR PRODUCT DEVELOPMENT

    The Company has contracted with a third party, located in the United Kingdom, for the manufacture of certain products it uses in its clinical trials. As of December 31, 1998, the Company has committed approximately $600,000 related to future deliveries of these products. The Company has not recorded these obligations in its accrued liabilities as no legal liability exits until the products are delivered to and accepted by the Company.

CHARGE FOR CROSS-LICENSE AND SETTLEMENT

    On March 27, 1997, Cell Genesys announced, along with Abgenix, Xenotech and Japan Tobacco that it had signed a comprehensive patent cross-license and settlement agreement with GenPharm that resolved all related litigation and claims between the parties. As initial consideration for the cross-license and settlement agreement, Cell Genesys issued a note to GenPharm due September 30, 1998 for $15,000,000 payable by Cell Genesys and convertible into shares of Cell Genesys common stock. Of this note, $3,750,000 satisfied certain of Xenotech's obligations under the agreement. Japan Tobacco also made an initial payment. During 1997, two patent milestones were achieved and Xenotech was obligated to pay $7,500,000 for each milestone. Xenotech paid $7,500,000 to satisfy the first milestone and has recorded a payable to GenPharm for the remaining $7,500,000. The Company recorded a liability of $3,750,000 in its balance sheet at December 31, 1997, representing its share of the Xenotech obligation, since the joint venture partners are equally obligated to fund the cash requirements of Xenotech. The Company made the payment of $3,750,000 in November 1998. No additional payments will accrue under this agreement.

    The Company has recognized as a non-recurring charge for cross-license and settlement, a total of $22,500,000. The full amount of the cross-license and settlement costs has been recognized in the Company's statement of operations for the year ended December 31, 1997 because the Company has determined that the cross-license received by the Company from GenPharm is non-exclusive and has no alternative future uses for the Company.

    Pursuant to Staff Accounting Bulletin 55, Cell Genesys allocated its portion of the settlement obligation, $11,250,000, to Abgenix since the related technology was contributed upon formation of

                                 ABGENIX, INC.

6. COMMITMENTS (CONTINUED)

Abgenix. The $15,000,000 note issued by Cell Genesys was recorded as a capital contribution by Abgenix. In accordance with the joint venture agreement and the equity method of accounting, Abgenix has also recorded an expense of $11,250,000 representing 50% of the Xenotech expense.

7. STOCKHOLDERS' EQUITY

COMMON STOCK

    Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock would be entitled to share in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by the Company in the Company's proposed public offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock, which the Company may designate in the future.

PREFERRED STOCK

    The Board of Directors is authorized, without any further action by the stockholders, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock, $0.0001 par value per share, in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of preferred stock.

1996 INCENTIVE STOCK PLAN

    The Company has elected to follow Accounting Principles Board Opinion
No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under
APB 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                                 ABGENIX, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)

    The 1996 Incentive Stock Plan (the "Plan") provides for the granting of options to purchase common stock to employees, outside directors and consultants of the Company. Stock purchase rights are granted only to employees or consultants. The Company grants shares of common stock for issuance under the Plan at no less than the fair value of the stock (at a price determined by the Board of Directors for nonqualified options and stock purchase rights). Options granted under the Plan generally have a term of ten years and vest over four years at the rate of 25% one year from the grant date and 1/48 monthly thereafter.

    Information with respect to the Plan activity is as follows:

                                                                        WEIGHTED
                                              SHARES     NUMBER OF      AVERAGE
                                            AVAILABLE     SHARES     EXERCISE PRICE
                                            ----------   ---------   --------------
Authorized at inception...................   1,600,000          --           --
  Options granted below fair value........  (1,185,100)  1,185,100        $0.60
  Options exercised.......................          --      (1,192)        0.60
  Options canceled........................      15,002     (15,002)        0.60
                                            ----------   ---------        -----
Balances at December 31, 1996.............     429,902   1,168,906         0.60
Authorized................................     791,250          --           --
  Options granted below fair value........    (676,644)    676,644         2.42
  Options exercised.......................          --    (232,350)        1.51
  Options canceled........................     104,774    (104,774)        1.11
                                            ----------   ---------        -----
Balances at December 31, 1997.............     649,282   1,508,426         1.24
Authorized................................     500,000          --           --
  Options granted.........................    (353,551)    353,551         6.82
  Options exercised.......................          --    (153,268)        0.86
Options canceled..........................      66,522     (66,522)        2.11
                                            ----------   ---------        -----
Balances at December 31, 1998.............     862,253   1,642,187        $2.44
                                            ==========   =========        =====

                                 ABGENIX, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)

    Exercise prices for options outstanding as of December 31, 1998 ranged from $0.60 to $12.38. The following table summarizes information about options outstanding at December 31, 1998:

                                                       OUTSTANDING OPTIONS
                                             ----------------------------------------
                                                           REMAINING        NUMBER
EXERCISE                                     NUMBER OF    CONTRACTUAL     OF OPTIONS
PRICES                                        OPTIONS    LIFE, IN YEARS   EXERCISABLE
------                                       ---------   --------------   -----------
$0.60......................................    907,781        7.66           431,359
$1.00......................................      3,800        8.31             1,634
$2.50......................................    299,739        8.44           102,989
$4.00......................................     67,491        8.62            33,131
$5.00......................................     24,800        8.95             6,283
$6.00......................................    246,176        9.13            59,116
$8.50......................................     57,000        9.82             1,666
$9.00......................................      2,200        9.56                --
$10.00.....................................     31,200        9.44             1,153
$12.38.....................................      2,000        9.94                83
                                             ---------        ----           -------
                                             1,642,187        8.20           637,414
                                             =========        ====           =======

    From inception to December 31, 1997, options to purchase a total of 1,861,744 shares of common stock were granted at prices ranging from $0.60 to $5.00 per share. Deferred compensation of $1,776,000 was recorded for these option grants based on the deemed fair value of common stock (ranging from $1.20 to $6.50 per share). In the first quarter of 1998, the Company granted options to purchase 260,175 shares of common stock at $6.00 per share for which deferred compensation of approximately $520,000 was recorded based on the deemed fair value of common stock at $8.00 per share. During the second, third and fourth quarters of 1998, the Company granted an additional 51,376 options to employees to purchase shares of common stock at prices ranging from $5.00 to $10.00 per share. No deferred compensation expense was recorded as the options were granted at the then current market price of the stock on the date of the grant. The Company amortized $528,000 and $598,000 of the deferred compensation balance during the years ended December 31, 1997 and 1998, respectively.

    Additionally, in the fourth quarter of 1998, the Company granted 42,000 options to purchase shares of common stock at prices ranging from $8.50 to $12.38 per share to two independent consultants with vesting periods ranging from one to two years. Compensation expense of $15,000 was recorded for the services performed through December 31, 1998, and the Company expects to record additional compensation expense as the services are provided.

PRO FORMA INFORMATION

    Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1996, 1997 and 1998, respectively: risk-free interest rate of 6.65%, 6.46% and 4.67%; no dividend yield in 1996, 1997 or 1998; volatility factor of 0.68, 0.67 and 0.78; and an expected life of the option of five years in 1996, 1997 and 1998. These same assumptions were applied in the determination of the option values related to stock

                                 ABGENIX, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)

options granted to non-employees, except for the option life for which 10 years, the term of the option, was used. The value has been recorded in the financial statements.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    The weighted-average fair values of options granted during the years ended December 31, 1996, 1997 and 1998 were $0.87, $3.00 and $6.82 per share. All options granted in 1996 and 1997 were granted at exercise prices below the deemed fair value of the underlying common stock. All options granted in 1998 were granted at exercise prices at the then current market value of the stock. The following table illustrates what net loss would have been had the Company accounted for its stock-based awards under the provisions of SFAS 123. Pro forma amounts may not be representative of future years.

                                                                DECEMBER 31,
                                                         ---------------------------
                                                             1997           1998
                                                         -------------   -----------
                                                          (IN THOUSANDS, EXCEPT PER
                                                               SHARE AMOUNTS)
Net loss:
  As reported..........................................   $  (35,880)     $(16,827)
                                                          ----------      --------
  Pro forma............................................   $  (36,103)     $(17,160)
                                                          ----------      --------
Net loss per share:
  As reported..........................................   $(1,032.70)     $  (3.00)
                                                          ----------      --------
  Pro forma............................................   $(1,039.11)     $  (3.06)
                                                          ----------      --------

STOCK PLANS

    In March 1998, the board of directors adopted the 1998 Employee Stock Purchase Plan, the 1998 Director Option Plan and approved the amended and restated 1996 Incentive Stock Plan. 250,000 shares of common stock have been reserved under both the 1998 Employee Stock Purchase Plan and the 1998 Director Option Plan.

    The Employee Stock Purchase Plan also provides for an annual increase, commencing in 1999, in the number of shares reserved for issuance under the Employee Stock Purchase Plan equal to the lesser of 250,000, 1% of the Company's outstanding capitalization or a lesser amount determined by the Board, such that the maximum number of shares which could be reserved under the Employee Stock Purchase Plan over its term would be 2,500,000 shares.

WARRANTS

    In connection with the loan guaranteed by Cell Genesys in January 1997, the Company issued a warrant to purchase 71,667 shares of common stock at an exercise price of $6.00 per share to Cell Genesys. The warrants are exercisable immediately and expire three years from issuance.

                                 ABGENIX, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)

    In connection with the loan guaranteed by Cell Genesys in March 1997, the Company issued a second warrant to purchase 50,000 shares of common stock at an exercise price of $6.00 per share to Cell Genesys. The terms for exercise and expiration are the same as the January 1997 warrants.

    The fair value of the above warrants was insignificant for accounting purposes.

8. OTHER RELATED PARTY TRANSACTIONS

    Through July 31, 1997, pursuant to the terms of the Service Agreement with Cell Genesys, Cell Genesys provided Abgenix certain administrative services. In addition, beginning July 15, 1996, the Company leased equipment from Cell Genesys on a month-to-month basis pursuant to the Stock Purchase and Transfer Agreement. Total fees incurred under the Services Agreement and the Stock Purchase and Transfer Agreement were approximately $1,816,000, $825,000 and $383,000 in 1996, 1997 and 1998, respectively. The Company chose to draw down on its Promissory Note with Cell Genesys in order to pay for the fees incurred through December 1997. In December 1997, the entire principal amount of the Promissory Note was converted into preferred stock, which subsequently was automatically converted to common stock upon the completion of the Company's initial public offering of its common stock.

    In addition, the Company had an agreement with Cell Genesys under which the Company provided immunization services as requested by Cell Genesys. Under this agreement, the Company recognized revenue of $111,000 in 1997.

    On December 31, 1996, the Company purchased Xenotech's remaining laboratory equipment. The Company paid $154,000, which approximated net book value at the time of purchase.

    In July 1996, the Company assumed from Cell Genesys a $100,000 loan issued to a Director and officer. The loan did not bear interest and was evidenced by a promissory note secured by the common stock of Cell Genesys owned by the Director and officer. The note was repaid in September 1997.

    In May 1997, the Company granted a 10-year loan for $100,000 to an officer of the Company. Interest is accrued per annum at 6.6% beginning May 2002. The loan is payable in five equal installments beginning June 2003.

    On February 27, 1998, the Chief Financial Officer and the Company entered into a Relocation Loan Agreement pursuant to which Abgenix loaned $100,000 to the Chief Financial Officer in exchange for a promissory note secured by a deed of trust. No interest accrues on the loan until June 30, 2003.

9. INCOME TAXES

    As of December 31, 1998, the Company had federal net operating loss carryforwards of approximately $36,500,000. The Company also had federal research and development tax credit carryforwards of approximately $1,100,000 as of December 31, 1998. The net operating loss and credit carryforwards will expire in the years 2011 through 2018, if not utilized.

    Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state

                                 ABGENIX, INC.

9. INCOME TAXES (CONTINUED)

provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

    Significant components of the Company's deferred tax assets for federal and state income taxes as of December 31, 1998 are as follows:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1997       1998
                                                          --------   --------
                                                            (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards......................  $  5,400   $ 12,900
  Research credit carryforwards.........................       400      1,500
  Capitalized research and development..................       200      1,600
  Capitalized license agreements........................     8,000      6,000
  Deferred partnership losses...........................        --      1,600
  Other, net............................................       400        100
                                                          --------   --------
    Total deferred tax assets...........................    14,400     23,700
Valuation allowance.....................................   (14,400)   (23,700)
                                                          --------   --------
    Net deferred tax assets.............................  $     --   $     --
                                                          ========   ========

    The net valuation allowance increased by $13,500,000 during the year ended December 31, 1997. Deferred tax assets relate primarily to net operating loss carryforwards and to the capitalization of the GenPharm cross-license and settlement obligation of $22,500,000, which was expensed for accounting purposes.

10. SUBSEQUENT EVENTS (UNAUDITED)

    In January 1999, the Company entered into a research license and option agreement with AVI BioPharma ("AVI") to generate fully human antibodies to a specified antigen. This agreement allows the partner to conduct research and provides the partner with an option, for a limited time, to enter into a product license agreement at a future date. If the product license agreement is signed, it may provide the Company with additional license fees, milestone payments and royalties.

    In January 1999, the Company entered into a multi-antigen research license and option agreement with Genentech. Under the agreement, the Company granted Genentech a license to utilize XenoMouse technology in its antibody product research efforts and an option to obtain product licenses for up to ten antigen targets, but not more than two in any one year, over the agreement's six year term. Included in the ten are the two previously identified antigen targets under the now superceded research license and option agreement at the new option, license fee and milestone payment levels. The agreement can be renewed by Genentech for up to an additional four targets over a subsequent three year period. Genentech acquired 495,356 shares of the Company's common stock for an aggregate purchase price of $8,000,000. To renew the agreement at the end of the sixth year, Genentech must purchase an additional $2,500,000 of the Company's common stock at a 50% premium to the then current market price.

    In October 1999, the Board of Directors approved the 1999 Nonstatutory Stock Option Plan, which authorizes the Company to grant options for the purchase of 1,400,000 shares of common stock

                                 ABGENIX, INC.

10. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)

to employees and consultants. As of December 31, 1999, the Company has granted options to purchase 226,700 shares under the plan. The Company grants stock options under the plan at no less than the public market closing price of the underlying common stock on the date of grant. Options granted under the plan generally have a term of ten years and vest over four years at the rate of 25% one year from the date of hire and 1/48 per month thereafter.

    In November 1999, Pfizer has exercised its option to expand its research collaboration with the Company to include a third antigen target in the field of cancer. After the exercise of an option by Pfizer, the Company could receive potential license fees and milestone payments of up to approximately $8.0 million per antigen upon completion of certain milestones, including preclinical and clinical trials and receipt of regulatory approval. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Pfizer. Pfizer will be responsible for manufacturing, product development and marketing of any products developed through our collaboration.

    On November 19, 1999, the Company completed a private placement of 1,778,000 shares of its common stock at $42.00 per share to qualified institutional and other accredited investors for aggregate net proceeds of $71,073,000.

    In December 1999, the Company purchased 418,995 shares of CuraGen Corporation's common stock at $35.80 per share for an aggregate purchase price of $15.0 million.

    On December 20, 1999, the Company executed several agreements with Japan Tobacco, Inc. ("Japan Tobacco") that became effective December 31, 1999 under which the Company acquired Japan Tobacco's interest in the XenoMouse, which is useful for generating fully human antibody drugs used in treating a wide range of diseases. Under the agreements, Abgenix paid $47.0 million in cash to Japan Tobacco for its 50% interest in the Xenotech joint venture under which the XenoMouse technology was developed. Abgenix also paid $10.0 million as compensation to Japan Tobacco for relinquishment of certain option and license rights. Under the agreements, Japan Tobacco will have a research license to use existing and future XenoMouse technology and options to license the technology for a small number of antigen targets each year, for which Japan Tobacco paid to Abgenix $4.0 million. For all antibody products generated using XenoMouse technology and developed by Japan Tobacco, Japan Tobacco will also make license fee payments to Abgenix as well as royalty payments on any product sales under any product licenses. Abgenix also granted to Japan Tobacco other licenses under related technology. In return for these licenses, Japan Tobacco paid Abgenix $6.0 million. Japan Tobacco also retained product licenses relating to several antigen targets it had previously nominated under the former Xenotech structure.

                                 ABGENIX, INC.
                            CONDENSED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                              -------------   ------------
                                                               (UNAUDITED)        (1)
                                          ASSETS

Current assets:
  Cash and cash equivalents.................................    $  4,251        $  1,415
  Marketable securities.....................................      51,612          15,329
  Prepaid expenses and other current assets.................       4,882           1,438
                                                                --------        --------
    Total current assets....................................      60,745          18,182

Property and equipment, net.................................       4,992           5,435
Deposits and other assets...................................       1,046             603
                                                                --------        --------
                                                                $ 66,783        $ 24,220
                                                                ========        ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................    $    712        $    439
  Deferred revenue..........................................         125             425
  Accrued product development costs.........................         926           1,225
  Other accrued liabilities.................................       1,738           1,293
  Current portion of long-term debt.........................       1,744           1,699
                                                                --------        --------
    Total current liabilities...............................       5,245           5,081

Long-term debt..............................................         867           2,180
Commitments
Stockholders' equity:
  Preferred stock, $.0001 par value; 5,000,000 shares
    authorized, none outstanding............................
  Common stock, $.0001 par value; 50,000,000 shares
    authorized, 15,077,433 and 11,120,293 shares issued and
    outstanding at September 30, 1999 and December 31, 1998,
    respectively, at amount paid in.........................     108,965          55,842
  Additional paid-in capital................................      32,226          31,588
  Deferred compensation.....................................        (795)         (1,170)
  Accumulated other comprehensive loss......................        (180)             --
  Accumulated deficit.......................................     (79,545)        (69,301)
                                                                --------        --------
    Total stockholders' equity..............................      60,671          16,959
                                                                --------        --------
                                                                $ 66,783        $ 24,220
                                                                ========        ========

---------

(1) The balance sheet as of December 31, 1998 has been derived from the audited balance sheet as of that date included elsewhere in this prospectus.

                            See accompanying notes.

                                 ABGENIX, INC.
                       CONDENSED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                            THREE MONTHS
                                                                ENDED           NINE MONTHS ENDED
                                                            SEPTEMBER 30,         SEPTEMBER 30,
                                                         -------------------   -------------------
                                                           1999       1998       1999       1998
                                                         --------   --------   --------   --------
Revenues:
  Revenue from collaborative agreements from related
    parties (net of related contributions to Xenotech
    of $210 and $520 for the three and nine months
    ended September 30, 1998, respectively)............  $    --    $   212    $     --   $    710
    Contract revenue...................................    3,670        175       5,390      1,298
                                                         -------    -------    --------   --------

      Total revenues...................................    3,670        387       5,390      2,008
Operating expenses:
    Research and development...........................    4,493      3,120      14,371     11,976
    General and administrative.........................    1,134        782       3,428      2,562
    Equity in income from the Xenotech joint venture...      (18)        --        (558)        --
                                                         -------    -------    --------   --------
      Total operating expenses.........................    5,609      3,902      17,241     14,538
                                                         -------    -------    --------   --------
Operating loss.........................................   (1,939)    (3,515)    (11,851)   (12,530)

Other income and expenses:
    Interest income....................................     (762)      (328)     (1,954)      (657)
    Interest expense...................................      102        118         347        428
                                                         -------    -------    --------   --------
Net loss...............................................  $(1,279)   $(3,305)   $(10,244)  $(12,301)
                                                         =======    =======    ========   ========
Net loss per share.....................................  $ (0.09)   $ (0.31)   $  (0.73)  $  (3.27)
                                                         =======    =======    ========   ========
Shares used in computing net loss per share............   15,023     10,716      14,049      3,767
                                                         =======    =======    ========   ========

                            See accompanying notes.

                                 ABGENIX, INC.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Operating activities:
  Net loss..................................................  $(10,244)  $(12,301)
  Adjustments to reconcile net loss to net cash used by
    operating activities:
    Equity in (income) losses of Xenotech...................      (558)       520
    Depreciation and amortization...........................     1,257      1,347
    Stock options issued to consultants.....................       638         --
    Changes in certain assets and liabilities:
      Prepaid expenses and other current assets.............    (3,444)       180
      Deposits and other assets.............................       100       (100)
      Accounts payable......................................       273       (129)
      Deferred revenue......................................      (300)        --
      Accrued product development costs.....................      (299)        --
      Accrued stock issuance costs..........................        --     (1,200)
      Other accrued liabilities.............................       445       (866)
                                                              --------   --------
  Net cash used by operating activities.....................   (12,132)   (12,549)
                                                              --------   --------
Investing activities:
  Purchases of marketable securities........................   (59,237)   (26,148)
  Sales of marketable securities............................    22,774     14,562
  Capital expenditures......................................      (424)      (528)
  Contributions to Xenotech.................................        --       (417)
                                                              --------   --------
  Net cash used by investing activities.....................   (36,887)   (12,531)
                                                              --------   --------

Financing activities:
  Net proceeds from issuances of common stock...............    53,123     20,031
  Net proceeds from issuances of redeemable convertible
    preferred stock.........................................        --      3,936
  Principal payments on long-term debt and capital lease
    obligations.............................................    (1,268)    (1,221)
                                                              --------   --------
  Net cash provided by financing activities.................    51,855     22,746
                                                              --------   --------
Net increase (decrease) in cash and cash equivalents........     2,836     (2,334)

Cash and cash equivalents at the beginning of the period....     1,415      4,617
                                                              --------   --------

Cash and cash equivalents at the end of the period..........  $  4,251   $  2,283
                                                              ========   ========

                            See accompanying notes.

                                 ABGENIX, INC.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

1. BASIS OF PRESENTATION

    The unaudited condensed financial statements of Abgenix, Inc. (the "Company" or "Abgenix") included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information or footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information included therein. While the Company believes that the disclosures are adequate to make the information not misleading, it is suggested that these financial statements be read in conjunction with the audited financial statements for the year ended December 31, 1998 and accompanying notes included in the Company's Annual Report as filed on Form 10-K with the Securities and Exchange Commission on March 18, 1999. The results of operations for the quarter and nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year or for any other future period.

2. NET LOSS PER SHARE

    Net loss per share is based on the weighted average number of shares of common stock outstanding. Potentially dilutive securities have been excluded from the computation, as their effect is antidilutive.

3. FOLLOW-ON PUBLIC OFFERING

    On March 4, 1999, the Company completed a follow-on public offering and issued 3,000,000 shares of its common stock to the public at a price of $15.00 per share. The Company received net proceeds of $42.3 million, after deducting underwriting discounts and commissions and before deducting expenses payable by the Company. On April 7, 1999 the Company's underwriters exercised an option to purchase an additional 208,000 shares of common stock at a price of $15.00 per share to cover over-allotments. The Company received net proceeds of approximately $2.9 million, net of underwriting discounts and commissions.

4. COLLABORATION AND LICENSE AGREEMENTS

    In January 1999, the Company entered into a research license and option agreement with AVI BioPharma ("AVI") to generate fully human antibodies to a specified antigen. This agreement allows AVI to conduct research and provides the partner with an option, for a limited time, to enter into a product license agreement at a future date. If the product license agreement is signed, it may provide the Company with additional license fees, milestone payments and royalties.

    In January 1999, the Company entered into a multi-antigen research license and option agreement with Genentech. Under the agreement, the Company granted Genentech a license to utilize XenoMouse technology in its antibody product research efforts and an option to obtain product licenses for up to ten antigen targets, but not more than two in any one year, over the agreement's six year term. Included in the ten are the two previously identified antigen targets under the now superseded research license and option agreement at the new option, license fee and milestone payment levels. The agreement can be renewed by Genentech for up to an additional four targets over a subsequent three year period. Genentech acquired 495,356 shares of the Company's common stock

                                 ABGENIX, INC.

                               SEPTEMBER 30, 1999

for an aggregate purchase price of $8,000,000. To renew the agreement at the end of the sixth year, Genentech must purchase an additional $2,500,000 of the Company's common stock at a 50% premium to the then current market price.

    In March 1999, the Company entered into a research collaboration agreement with BASF Bio-research Corporation ("BASF"). Under the agreement, BASF can utilize Abgenix's XenoMouse technology to develop fully human antibodies to an undisclosed antigen target. In return, Abgenix will receive an upfront research payment, and could receive additional fees and milestone payments plus royalties on future product sales by BASF, if any. BASF will be responsible for product development, manufacturing and marketing of any products developed through the collaboration.

    In April 1999, the Company entered into a research, option and license agreement with Amgen, Inc. ("Amgen"). Under the agreement, the Company will use its XenoMouse-TM- technology to generate for Amgen fully human monoclonal antibodies to an undisclosed antigen. In return, Abgenix will receive an upfront research payment and could receive additional fees and milestone payments plus royalties on future product sales by Amgen, if any. Amgen will be responsible for product development, manufacturing, and marketing of any products developed through the collaboration.

    In June 1999, the Company entered into a collaboration agreement with Japan Tobacco, Inc. on ABX-IL8 clinical development. Under the agreement, Japan Tobacco will make certain payments to the Company and, subject to additional payments, could potentially receive the right to use clinical data generated by the Company in its own regulatory filings in Japan, Taiwan and Korea.

    In July 1999, the Company entered into a collaboration agreement with the United States Army Medical Research Institute of Infectious Diseases (USAMRIID) to develop antibodies that could potentially protect U.S. troops during biological warfare. Under the agreement, USAMRIID will use the Company's Xenomouse technology to make fully human monoclonal antibodies against filoviruses. In October 1999, the Company expanded this agreement to include viral infections attributed to poxviruses.

5. SUBSEQUENT EVENTS

    In October 1999, the Board of Directors approved the 1999 Nonstatutory Stock Option Plan, which authorizes the Company to grant options for the purchase of 1,400,000 shares of common stock to employees and consultants. As of December 31, 1999, the Company has granted options to purchase 226,700 shares under the plan. The Company grants stock options under the plan at no less than the public market closing price of the underlying common stock on the date of grant. Options granted under the plan generally have a term of ten years and vest over four years at the rate of 25% one year from the date of hire and 1/48 per month thereafter.

    In November 1999, Pfizer has exercised its option to expand its research collaboration with the Company to include a third antigen target in the field of cancer. After the exercise of an option by Pfizer, the Company could receive potential license fees and milestone payments of up to approximately $8.0 million per antigen upon completion of certain milestones, including preclinical and clinical trials and receipt of regulatory approval. Additionally, if a product receives marketing approval from the FDA or an equivalent foreign agency, the Company is entitled to receive royalties on future product sales by Pfizer. Pfizer will be responsible for manufacturing, product development and marketing of any products developed through our collaboration.

                                 ABGENIX, INC.

                               SEPTEMBER 30, 1999

    On November 19, 1999, the Company completed a private placement of 1,778,000 shares of its common stock at $42.00 per share to qualified institutional and other accredited investors for aggregate net proceeds of $71,073,000.

    In December 1999, the Company purchased 418,995 shares of CuraGen Corporation's common stock at $35.80 per share for an aggregate purchase price of $15.0 million.

    On December 20, 1999, Abgenix executed several agreements with Japan Tobacco, Inc. that became effective December 31, 1999 under which Abgenix acquired Japan Tobacco's interest in the XenoMouse, which is useful for generating fully human antibody drugs used in treating a wide range of diseases. Under the agreements, Abgenix paid $47.0 million in cash to Japan Tobacco for its 50% interest in the Xenotech joint venture under which the XenoMouse technology was developed. Abgenix also paid $10.0 million as compensation to Japan Tobacco for relinquishment of certain option and license rights. Under the agreements, Japan Tobacco will have a research license to use existing and future XenoMouse technology and options to license the technology for a small number of antigen targets each year, for which Japan Tobacco paid to Abgenix $4.0 million. For all antibody products generated using XenoMouse technology and developed by Japan Tobacco, Japan Tobacco will also make license fee payments to Abgenix as well as royalty payments on any product sales under any product licenses. Abgenix also granted to Japan Tobacco other licenses under related technology. In return for these licenses, Japan Tobacco paid Abgenix
$6.0 million. Japan Tobacco also retained product licenses relating to several antigen targets it had previously nominated under the former Xenotech structure.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Xenotech, LP

    We have audited the accompanying balance sheets of Xenotech, LP (a development stage enterprise) as of December 31, 1997 and 1998, and the related statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 1998 and for the period from inception (June 12, 1991) to December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xenotech, LP (a development stage enterprise) at December 31, 1997 and 1998 and the results of its operations and its cash flows for each of the three years ended December 31, 1998 and for the period from inception (June 12, 1991) to December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Palo Alto, California
January 22, 1999

                                  XENOTECH, LP
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1997       1998          1999
                                                              --------   --------   --------------
                                                                                     (UNAUDITED)
Cash........................................................  $     58   $     94      $  1,329
Short-term investments......................................     3,750         --            --
Prepaid expenses and other current assets...................        11         11            --
Receivable from partners....................................     3,750        114            15
                                                              --------   --------      --------
    Total current assets....................................  $  7,569   $    219      $  1,344
                                                              ========   ========      ========

                                LIABILITIES AND PARTNERS' CAPITAL

Accrued liabilities.........................................  $     56   $     67      $     66
Payable related to cross-license and settlement agreement...     7,500         --            --
                                                              --------   --------      --------
    Total current liabilities...............................     7,556         67            66

Partners' capital:
  Paid-in capital...........................................    60,746     61,707        61,707
  Deficit accumulated during the development stage..........   (60,733)   (61,555)      (60,429)
                                                              --------   --------      --------
    Total partners' capital.................................        13        152         1,278
                                                              ========   ========      ========
    Total liabilities and partners' capital.................  $  7,569   $    219      $  1,344
                                                              ========   ========      ========

                            See accompanying notes.

                                  XENOTECH, LP
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                                                           PERIOD FROM
                                                                   NINE MONTHS ENDED        INCEPTION
                                    YEAR ENDED DECEMBER 31,          SEPTEMBER 30,       (JUNE 12, 1991)
                                 ------------------------------   -------------------   TO SEPTEMBER 30,
                                   1996       1997       1998       1998       1999           1999
                                 --------   --------   --------   --------   --------   -----------------
                                                                      (UNAUDITED)          (UNAUDITED)
Research and license revenues
  from partners................  $  1,912   $    272    $  985    $   310     $1,155        $ 12,444
Expenses:
  Research and development.....     8,240      2,396     1,695      1,277         56          48,861
  General and administrative...       307         98        82         73        (27)          1,694
  Cross-license and settlement
    expense....................        --     22,470        30         --         --          22,500
                                 --------   --------    ------    -------     ------        --------
    Total expenses.............     8,547     24,964     1,807      1,350         29          73,055
Interest income................        21         12        --         --         --             182
                                 --------   --------    ------    -------     ------        --------
Net loss.......................  $ (6,614)  $(24,680)   $ (822)   $(1,040)    $1,126        $(60,429)
                                 ========   ========    ======    =======     ======        ========

                            See accompanying notes.

                                  XENOTECH, LP
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         STATEMENT OF PARTNERS' CAPITAL

                                 (IN THOUSANDS)

                                                                     LIMITED PARTNERS
                                                                  -----------------------     TOTAL
                                                       GENERAL       JAPAN                  PARTNERS'
                                                       PARTNER    TOBACCO INC.   ABGENIX     CAPITAL
                                                       --------   ------------   --------   ---------
Balance at December 31, 1995.........................   $  19       $    368     $    368   $    755
  Capital contributed................................      63          3,114        3,115      6,292
  Net loss...........................................     (66)        (3,274)      (3,274)    (6,614)
                                                        -----       --------     --------   --------
Balance at December 31, 1996.........................      16            208          209        433
  Capital contributed................................     230         12,015       12,015     24,260
  Net loss...........................................    (246)       (12,217)     (12,217)   (24,680)
                                                        -----       --------     --------   --------
Balance at December 31, 1997.........................      --              6            7         13
  Capital contributed................................       9            476          476        961
  Net loss...........................................      (9)          (406)        (407)      (822)
                                                        -----       --------     --------   --------
Balance at December 31, 1998.........................      --             76           76        152
  Capital contributed (unaudited)....................      --             --           --         --
  Net income (unaudited).............................      12            557          557      1,126
                                                        -----       --------     --------   --------
Balance at September 30, 1999 (unaudited)............   $  12       $    633     $    633   $  1,278
                                                        =====       ========     ========   ========

                            See accompanying notes.

                                  XENOTECH, LP
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                NINE MONTHS           PERIOD FROM
                                                                                   ENDED               INCEPTION
                                              YEAR ENDED DECEMBER 31,          SEPTEMBER 30,      (JUNE 12, 1991) TO
                                           ------------------------------   -------------------      SEPTEMBER 30,
                                             1996       1997       1998       1998       1999            1999
                                           --------   --------   --------   --------   --------   -------------------
                                                                                (UNAUDITED)           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)........................  $(6,614)   $(24,680)  $  (822)    $(785)     $1,126          $(60,429)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Charge for cross-license and
    settlement...........................       --       7,485        --        --          --             7,485
  Depreciation and amortization
    expense..............................       74           8        --        --          --               325
  Changes in certain assets and
    liabilities:
    Decrease (increase) in prepaid and
      other current assets...............      108         181        --      (231)         11                --
    Decrease (increase) in receivable
      from partner.......................       30      (3,750)    3,636        --          99               (15)
    Increase (decrease) in accrued
      liabilities........................     (298)         (3)       11        35          (1)               66
    Decrease in deferred revenue.........     (250)         --        --        --          --                --
    Increase (decrease) in payable for
      cross-license settlement...........       --       7,500    (7,500)       --          --                --
                                           -------    --------   -------     -----      ------          --------
      Net cash used in operating
        activities.......................   (6,950)    (13,259)   (4,675)     (981)      1,235           (52,568)
                                           -------    --------   -------     -----      ------          --------
CASH USED IN INVESTING ACTIVITIES
Capital expenditures.....................       --          --        --        --          --              (325)
Purchases (sales) of short-term
  investments............................       --      (3,750)    3,750      (145)         --                --
                                           -------    --------   -------     -----      ------          --------
      Net cash provided by (used in)
        investing activities.............       --      (3,750)    3,750      (145)         --              (325)
                                           -------    --------   -------     -----      ------          --------
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions....................    6,292      16,775       961     1,088          --            54,222
                                           -------    --------   -------     -----      ------          --------
      Net increase (decrease) in cash and
        cash equivalents.................     (658)       (234)       36       (38)      1,235             1,329
Cash and cash equivalents at beginning of
  period.................................      950         292        58        58          94                --
                                           -------    --------   -------     -----      ------          --------
Cash and cash equivalents at end of
  period.................................  $   292    $     58   $    94     $  20      $1,329          $  1,329
                                           =======    ========   =======     =====      ======          ========

                            See accompanying notes.

                                  XENOTECH, LP
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

    Xenotech, LP, a California limited partnership and a development stage enterprise (the "Partnership"), was organized on June 12, 1991 pursuant to a Limited Partnership Agreement between Xenotech, Inc. (the "General Partner"), Cell Genesys, Inc. ("Cell Genesys") and JT Immunotech USA, Inc., the predecessor company of JT America, Inc. and a medical subsidiary of Japan Tobacco, Inc.
("JT America"), (the "Limited Partners"), to develop genetically modified strains of mice which can produce fully human monoclonal antibodies, and to commercialize products generated therefrom. On July 15, 1996, Cell Genesys transferred its partnership interest to its subsidiary, Abgenix Inc. ("Abgenix").

    The General Partner must make cash contributions as necessary to maintain a minimum capital balance of 1.0% of the total positive capital account balances for the Partnership. Since July 1995, net losses are allocated 49.5% to Abgenix, 49.5% to JT America and 1.0% to the General Partner. Prior to July 1995, operating expenses were allocated 99% to JT America and 1.0% to the General Partner until JT America had been allocated, on a cumulative basis, partnership losses and deductions in an amount equal to the sum of JT America's total research support capital contributions and 50.0% of JT America's initial capital contribution. Since 1992, interest income has been allocated 49.5% to Abgenix, 49.5% to JT America and 1.0% to the General Partner. No allocation of expenses and losses shall create a deficit in the Limited Partners' capital accounts. Such item, to the extent it would increase or create such a deficit, shall be allocated 100% to the General Partner. Cash distributions are generally to be made in accordance with the percentage interests.

    See related discussion in Note 3--Related Party Transactions. See Note 6 for a discussion regarding Abgenix's December 1999 acquisition of the 50% interest in Xenotech, LP and Xenotech, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

    Research revenues from partners or their affiliates are recorded when earned as defined under the terms of the respective collaboration agreements. Payments received in advance under these agreements are recorded as deferred revenue until earned (see Notes 3 and 4).

DEPRECIATION

    The Partnership depreciates equipment using the straight-line method over the estimated useful lives of the assets, generally four years.

INCOME TAXES

    The financial statements include no provision for income taxes as Partnership income or loss is reported in the Partners' separate income tax returns.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                  XENOTECH, LP
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. RELATED PARTY TRANSACTIONS

    Abgenix provides contract research and development services to the Partnership to develop genetically modified strains of mice, which can produce fully human monoclonal antibodies pursuant to a collaboration agreement under which Abgenix receives certain minimum payments. During the years ended 1996, 1997 and 1998, the Partnership paid Abgenix $1,200,000, $2,300,000, $1,656,000, respectively ($42,856,000 for the period from inception to December 31, 1998) to perform research.

    In January 1994, the Partnership, Abgenix and JT America executed an agreement creating the Xenotech Division within Abgenix to conduct ongoing preclinical research of fully human monoclonal antibodies derived from the genetically modified strains of mice. Abgenix and Japan Tobacco Inc. ("Japan Tobacco"), the indirect parent company of JT America, are providing significant funding to the Partnership for research funding and in consideration of the Partnership granting marketing rights for specified products in certain territories to Abgenix and Japan Tobacco (see Note 4). The Partnership reimbursed Abgenix for the costs of the operation of the Xenotech Division. During 1995 and 1996, the Partnership recognized expenses of $5,500,000 and $5,500,000, respectively ($13,300,000 for the period from inception to December 31, 1997) which were paid to Abgenix for the costs of operating the Xenotech Division.

    Pursuant to an agreement dated June 28, 1996, the Xenotech Division was terminated as of December 31, 1996. In conjunction with this agreement, Xenotech paid Abgenix $1,200,000 to satisfy Xenotech's obligations under the Xenotech Division Research Agreement. In addition, Abgenix purchased Xenotech's capital equipment at net book value, and was assigned Xenotech's note receivable, which was reflected as a reduction of capital contributions.

4. RESEARCH REVENUES

    The Partnership recorded research and license revenues of $4,747,000, $1,912,000 and $272,000 and $985,000 for the years ended December 31, 1995,
1996, 1997 and 1998, respectively. The research revenues were derived from research payments made by Japan Tobacco and Abgenix. Of research payments made by Japan Tobacco and Abgenix, $250,000 was deferred revenue at December 31, 1995.

5. CROSS-LICENSE AND SETTLEMENT AGREEMENT

    On March 27, 1997, Cell Genesys announced, along with Abgenix, Xenotech and Japan Tobacco, that it had signed a comprehensive patent cross-license and settlement agreement with GenPharm, International, Inc. ("GenPharm"), a subsidiary of Medarex, Inc., that resolved all related litigation and claims between the parties. As initial consideration for the cross-license and settlement agreement, Cell Genesys issued a note to GenPharm due September 30, 1998 for $15,000,000 payable by Cell Genesys and convertible into shares of Cell Genesys common stock. Of this note, $3,750,000 satisfied certain of Xenotech's obligations under the agreement. Japan Tobacco also made an initial payment. During 1997, two patent milestones were achieved and Xenotech was obligated to pay $7,500,000 for each milestone. Xenotech paid $7,500,000 to satisfy the first milestone and recorded a payable to GenPharm for the remaining $7,500,000, which was paid in November 1998. No additional payments will accrue under this agreement. Xenotech has recognized as a non-recurring charge for cross-license and settlement, a total of $22,500,000.

                                  XENOTECH, LP
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. SUBSEQUENT EVENT

    On December 20, 1999, Abgenix executed several agreements with Japan Tobacco and JT America that became effective December 31, 1999 under which Abgenix acquired JT America's interest in the XenoMouse, which is useful for generating fully human antibody drugs used in treating a wide range of diseases. Under the agreements, Abgenix paid $47.0 million in cash to JT America for its 50% interest in the Xenotech joint venture under which the XenoMouse technology was developed. Abgenix also paid $10.0 million as compensation to Japan Tobacco for relinquishment of certain option and license rights. Under the agreements, Japan Tobacco will have a research license to use existing and future XenoMouse technology and options to license the technology for a small number of antigen targets each year, for which Japan Tobacco paid to Abgenix $4.0 million. For all antibody products generated using XenoMouse technology and developed by Japan Tobacco, Japan Tobacco will also make license fee payments to Abgenix as well as royalty payments on any product sales under any product licenses. Abgenix also granted to Japan Tobacco other licenses under related technology. In return for these licenses, Japan Tobacco paid Abgenix $6.0 million. Japan Tobacco also retained product licenses relating to several antigen targets it had previously nominated under the former Xenotech structure. As of the date of Abgenix's acquisition of Japan Tobacco's interest in Xenotech, Xenotech became a wholly-owned subsidiary of Abgenix.

                                 ABGENIX, INC.
          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed financial statements are presented for illustrative purposes only. These statements are not necessarily indicative of Abgenix, Inc.'s our financial position or results of operations for future periods or the results that actually would have been realized had the acquisition and certain transactions (as defined below) occurred. The unaudited pro forma condensed combined financial statements, including the notes thereto, are based on and qualified in their entirety by reference to, and should be read in conjunction with, the reported audited financial statements and unaudited condensed combined financial statements of Abgenix and Xenotech and the notes thereto, which are included elsewhere in this Prospectus.

    The unaudited pro forma condensed financial statements give effect to the Abgenix's acquisition of Japan Tobacco, Inc.'s 50% interest in the Xenotech joint venture for $47.0 million in cash in December 1999.

    The Abgenix Inc. unaudited pro forma condensed combined financial statements give effect to the acquisition accounted for using the purchase method of accounting. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999 assumes the acquisition took place on January 1, 1998. The unaudited pro forma combined condensed balance sheet assumes the acquisition took place on September 30, 1999. These pro forma financial statements have been prepared on the basis of assumptions described in the notes including preliminary assumptions relating to the allocation of the purchase price paid. The actual allocation of such purchase price may differ from those assumptions reflected in the Abgenix, Inc. unaudited pro forma condensed combined financial statements after valuations and other procedures are completed.

    The unaudited pro forma condensed combined balance sheet also gives effect to (i) Abgenix's sale of 1,778,000 shares of its common stock in a private placement completed in November 1999 for aggregate net cash proceeds of $71,073,000 and (ii) Abgenix's December 1999 purchase of 418,995 shares of common stock of CuraGen Corporation for $15.0 million. These transactions have been reflected in the unaudited pro forma condensed combined balance sheet as if such transactions had occurred on September 30, 1999. These two transactions have no effect on the unaudited pro forma condensed combined statement of operations for the year ended December 31, 1998 or for the nine months ended September 30, 1999.

                                 ABGENIX, INC.

                         UNAUDITED PRO FORMA CONDENSED

                             COMBINED BALANCE SHEET

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                   AS OF SEPTEMBER 30, 1999
                                        ------------------------------------------------------------------------------
                                                                              PRO FORMA ADJUSTMENTS
                                                                        ---------------------------------
                                                 AS REPORTED                                 PURCHASE
                                        -----------------------------       CERTAIN         OF INTEREST     PRO FORMA
                                        ABGENIX, INC.   XENOTECH, LP     TRANSACTIONS       IN XENOTECH      COMBINED
                                        -------------   -------------   ---------------   ---------------   ----------
ASSETS
Current assets:
  Cash and cash equivalents...........    $  4,251        $  1,329      $  71,073(a)      $ (47,000)(c)     $  14,653
                                                                        $ (15,000)(b)
  Marketable securities...............      51,612              --             --                --            51,612
  Prepaid expenses and other current
    assets............................       4,882              16             --                --             4,898
                                          --------        --------      ---------         ---------         ---------
    Total current assets..............      60,745           1,345         56,073           (47,000)           71,163

Property and equipment, net...........       4,992              --             --                --             4,992
Intangible assets.....................          --              --             --            46,579(d)         46,579
Deposits and other assets.............       1,046              --         15,000(b)           (639)(e)        15,407
                                          --------        --------      ---------         ---------         ---------
                                          $ 66,783        $  1,345      $  71,073         $  (1,060)        $ 138,141
                                          ========        ========      =========         =========         =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................    $    712        $     67      $      --         $      --         $     779
  Deferred revenue....................         125              --             --                --               125
  Accrued product development costs...         926              --             --                --               926
  Other accrued liabilities...........       1,738              --             --               218(f)          1,956
  Current portion of long-term debt...       1,744              --             --                --             1,744
                                          --------        --------      ---------         ---------         ---------
    Total current liabilities.........       5,245              67             --               218             5,530

Long-term debt........................         867              --             --                --               867
Commitments
Stockholders' equity and partners'
  capital:
  Preferred stock, $.0001 per value;
    5,000,000 shares authorized, none
      outstanding
  Common stock........................     108,965              --         71,073(a)             --           180,038
  Partners' paid-in capital...........          --          61,707             --           (61,707)(g)            --
  Additional paid-in capital..........      32,226              --             --                --            32,226
  Deferred compensation...............        (795)             --             --                --              (795)
  Accumulated other comprehensive
    loss..............................        (180)             --             --                --              (180)
  Accumulated deficit.................     (79,545)        (60,429)            --            60,429(g)        (79,545)
                                          --------        --------      ---------         ---------         ---------
    Total stockholder's equity and
      partners' capital...............      60,671           1,278         71,073            (1,278)          131,744
                                          --------        --------      ---------         ---------         ---------
                                          $ 66,783        $  1,345      $  71,073         $  (1,060)        $ 138,141
                                          ========        ========      =========         =========         =========

                            See accompanying notes.

                                 ABGENIX, INC.

                         UNAUDITED PRO FORMA CONDENSED

                        COMBINED STATEMENT OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                        FOR THE YEAR ENDED DECEMBER 31, 1998
                                               ------------------------------------------------------
                                                      AS REPORTED
                                               --------------------------    PRO FORMA     PRO FORMA
                                                ABGENIX     XENOTECH, LP    ADJUSTMENTS     COMBINED
                                               ----------   -------------   -----------    ----------
Revenues:
  Revenue from collaborative agreements with
    the Xenotech joint venture...............  $    1,344      $   --         $(1,344)(h)  $       --
  Research and license revenues from Abgenix
    and Japan Tobacco........................          --         985            (760)(h)         225
  Contract revenue...........................       2,498          --              --           2,498
                                               ----------      ------         -------      ----------
    Total Revenues...........................       3,842         985          (2,104)          2,723

Operating expenses:
  Research and development...................      17,588       1,725          (2,408)(h)      16,905
  General and administrative.................       3,405          82           3,106 (i)       6,593
  Equity in losses from the Xenotech joint
    venture..................................         107          --            (107)(j)          --
                                               ----------      ------         -------      ----------
    Total Operating expenses.................      21,100       1,807             591          23,498
                                               ----------      ------         -------      ----------
Operating loss...............................     (17,258)       (822)         (2,695)        (20,775)
Other income and expenses:
  Interest income............................        (961)         --              --            (961)
  Interest expense...........................         530          --              --             530
                                               ----------      ------         -------      ----------
Net loss.....................................  $  (16,827)     $ (822)        $(2,695)     $  (20,344)
                                               ==========      ======         =======      ==========
Net loss per share...........................  $    (3.00)                                 $    (3.63)
                                               ==========                                  ==========
Shares used in computing net loss per
  share......................................   5,602,963                                   5,602,963
                                               ==========                                  ==========

                            See accompanying notes.

                                 ABGENIX, INC.

                         UNAUDITED PRO FORMA CONDENSED

                        COMBINED STATEMENT OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                                      -------------------------------------------------
                                                            AS REPORTED
                                                      -----------------------    PRO FORMA    PRO FORMA
                                                      ABGENIX    XENOTECH, LP   ADJUSTMENTS   COMBINED
                                                      --------   ------------   -----------   ---------
Revenues:
  Research and license revenues from Abgenix and
    Japan Tobacco...................................  $     --      $1,155        $  (760)(h) $  1,155
  Contract revenue..................................     5,390          --             --        4,630
                                                      --------      ------        -------     --------
    Total revenues..................................     5,390       1,155           (760)       5,785

Operating expenses:
  Research and development..........................    14,371          29           (760)(h)   13,640
  General and administrative........................     3,428          --          2,330 (i)    5,758
  Equity in income from the Xenotech joint
    venture.........................................      (558)         --            558 (j)       --
                                                      --------      ------        -------     --------
    Total operating expenses........................    17,241          29          2,128       19,398
                                                      --------      ------        -------     --------
Operating income (loss).............................   (11,851)      1,126         (2,888)     (13,613)
Other income and expenses:
  Interest income...................................    (1,954)         --             --       (1,954)
  Interest expense..................................       347          --             --          347
                                                      --------      ------        -------     --------
Net income (loss)...................................  $(10,244)     $1,126        $(2,888)    $(12,006)
                                                      ========      ======        =======     ========
Net income (loss) per share.........................  $  (0.73)                               $  (0.85)
                                                      ========                                ========
Shares used in computing net income (loss) per
  share.............................................    14,049                                  14,049
                                                      ========                                ========

                            See accompanying notes.

                                 ABGENIX, INC.

                          NOTES TO UNAUDITED PRO FORMA

                    CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

    The Abgenix, Inc. ("Abgenix" or the "Company") unaudited pro forma condensed combined financial statements give effect to the acquisition of Japan Tobacco, Inc.'s 50% interest in the Xenotech joint venture for $47.0 million in cash. The acquisition was accounted for using the purchase method of accounting. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999 assume the acquisition took place on January 1, 1998. The unaudited pro forma condensed combined balance sheet assumes the acquisition took place on September 30, 1999.

    The pro forma financial statements have been prepared on the basis of assumptions described in Note 2 including preliminary assumptions related to the allocation of the purchase price. The actual allocation of such purchase price may differ from those assumptions reflected in the pro forma condensed combined financial statements after valuations and other procedures are completed.

    The unaudited pro forma condensed combined balance sheet also gives effect to the Company's sale of 1,778,000 shares of its common stock in a private placement completed in November 1999 for aggregate net cash proceeds of $71,073,000 and the Company's purchase of 418,595 shares of common stock of CuraGen Corporation for $15.0 million in December 1999. These transactions have been reflected in the unaudited pro forma condensed combined balance sheet as if such transactions had occurred on September 30, 1999. These two transactions have no effect on the unaudited pro forma condensed combined statement of operations for the year ended December 31, 1998 or for the nine months ended September 30, 1999.

    Below is a table of the estimated acquisition cost, preliminary purchase price allocation and annual amortization of the intangible assets acquired (in thousands):

                                                                             ANNUAL
                                                        AMORTIZATION      AMORTIZATION
                                                      LIVES (IN YEARS)   OF INTANGIBLES
                                                      ----------------   --------------
Estimated acquisition cost:
  Cash consideration.....................  $47,000
  Acquisition costs......................      218
                                           -------
    Total estimated acquisition cost.....  $47,218
                                           =======
Purchase price allocation:
  Tangible net assets acquired...........  $   639
  Intangible net assets acquired.........   46,579           15              $3,106
                                           -------                           ------
                                           $47,218                           $3,106
                                           -------                           ------

    Tangible net assets acquired include cash of $640,000 and accrued liabilities of $13,000. The Company's intangible assets consist of core technology and goodwill. Management has not completed its allocation of the purchase price between core technology and goodwill. For purposes of these pro forma condensed combined financial statements, the Company has assumed the intangible asset life of 15 years for both core technology and goodwill.

                                 ABGENIX, INC.

                          NOTES TO UNAUDITED PRO FORMA

              CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 -- PRO FORMA ADJUSTMENTS

    The Abgenix unaudited pro forma condensed combined financial statements give effect to the following adjustments:

(a) To reflect the issuance of 1,778,000 shares of Abgenix common stock in November 1999 for net proceeds of $71.1 million.

(b) To reflect the purchase of 418,995 shares of CuraGen Corporation common stock in December 1999 for $15.0 million in cash.

(c) To reflect the cash consideration paid for the acquisition of the remaining 50% interest in the Xenotech joint venture.

(d) To reflect the intangible assets recorded as a result of the acquisition.

(e) To reflect the elimination of the intercompany investment account on the Abgenix balance sheet.

(f) To reflect the accrual of acquisition costs arising from the acquisition.

(g) To reflect the elimination of Xenotech's accumulated deficit and partners' paid-in capital balances.

(h) To eliminate the effect of intercompany transactions between Abgenix and Xenotech.

(i) To record the effect of the amortization of intangible assets related to the acquisition of the Xenotech joint venture using a 15 year life.

(j) To eliminate the amount recorded on Abgenix's statement of operations related to its recognition of its equity share in the profits and losses of the Xenotech joint venture prior to the acquisition of the Xenotech joint venture.

                                 [ABGENIX LOGO]